SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2019

Prana Biotechnology Limited

(Name of Registrant)

Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is not being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-220886) and Form S-8 (File No. 333-228671).

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	Notice of General Meeting/Proxy Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

March 6, 2019

Notice of General Meeting and
Explanatory Memorandum

Prana Biotechnology Limited:	ABN 37 080 699 065

Date of Meeting:	Friday, 5 April 2019

Time of Meeting:	11:00am (Melbourne, Australia time)
Registration from 10:40am

Place of Meeting:	Level 3, 62 Lygon Street, Carlton, Victoria, 3053, Australia

An Independent Expert’s Report has been prepared by FTI Consulting (Australia) Pty Ltd (FTI Consulting) in respect of the acquisition of a relevant interest in the Company’s ordinary fully paid shares by Life Biosciences LLC (and/or its nominee(s)) if Resolution 1 is approved.

The finding of FTI Consulting is that the acquisition is NOT FAIR BUT IS REASONABLE.

The Independent Expert’s Report should be read in full and is set out in Annexure A. Shareholders should refer to the Independent Expert’s Report and the matters set out in the Notice and accompanying Memorandum when considering how to vote on all Resolutions.

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

NOTICE OF GENERAL MEETING

PRANA BIOTECHNOLOGY LIMITED

ABN 37 080 699 065

Notice is given that a General Meeting of Prana Biotechnology Limited (“the Company” or "Prana") will be held at Level 3, 62 Lygon Street, Carlton, Victoria, 3053, Australia on Friday, 5 April 2019 at 11:00am (Melbourne, Australia time) (“Meeting”), for the purposes of considering and, if thought fit, passing each of the Resolutions referred to in this Notice of General Meeting (“Notice”).

Further details in respect of each of the Resolutions proposed in this Notice are set out in the Explanatory Memorandum (“Memorandum”) accompanying this Notice. The details of the Resolutions contained in the Memorandum should be read together with, and form part of, this Notice.

Please read this Notice carefully and consider directing your proxy on how to vote on each Resolution by marking the appropriate box on the proxy form included with this Notice. Shareholders who intend to appoint the Chairman as proxy (including appointment by default) should have regard to Proxy and Voting Instructions on page 5 of this Notice.

ORDINARY BUSINESS

Resolutions 1 to 4 are interdependent. If any of Resolutions 1 to 4 are not passed the rest of those Resolutions will be withdrawn and any of those Resolutions already passed by shareholders will not be acted upon by the Company. Resolutions 1 to 4 are not conditional upon Resolutions 5, 6 or 7 being passed by shareholders.

Resolution 5 will be withdrawn if any of Resolutions 1 to 4 are not passed by shareholders. Resolutions 6 and 7 still will be put to shareholders.

Ordinary Resolution – Resolution 1 – Approval of transaction with Life Biosciences LLC

To consider and, if thought fit, pass the following as an ordinary resolution:

"THAT for the purposes of item 7 of section 611 of the Corporations Act and for all other purposes, approval is given for the acquisition by Life Biosciences LLC (and/or its nominee(s)) of a relevant interest in the issued voting shares in the Company, and the increase in Life Biosciences LLC’s (and/or its nominee(s)) voting power in the Company from zero to up to 63%1, as described and on the terms set out in the Memorandum which accompanied and formed part of the Notice of General Meeting."

Voting Prohibition

The Company will disregard any votes cast in favour of this resolution by or on behalf of Life Biosciences LLC (and/or its nominee(s)) and any of its associates and the persons (if any) from whom the acquisition is to be made and their associates.

However, the Company need not disregard a vote cast on this Resolution if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form; or

•	it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form to vote as the proxy decides.

An Independent Expert’s Report has been prepared by FTI Consulting for the purposes of item 7 of section 611 of the Corporations Act. The Independent Expert’s Report is enclosed with this Notice as Annexure A.

FTI Consulting has concluded that the relevant interest acquisition by Life Biosciences LLC (and/or its nominee(s)) is NOT FAIR BUT IS REASONABLE to the Company’s shareholders who are not associated with Life Biosciences LLC (referred to as non-associated shareholders).

1 As at the date of this Notice, the exact number of shares (and therefore the exact percentage interest) in the Company to be acquired by Life Biosciences LLC (and/or its nominee(s)) is not yet known, and will be determined by the US dollar to Australian dollar exchange rate at the time of issue. See the second foot note in the Important Note on page 6 for further detail. A table setting out the effect of different example exchange rates is also included in Section 8.4 of the Explanatory Memorandum.

NOTICE OF GENERAL MEETING

Further details regarding the proposed acquisition of a relevant interest by Life Biosciences LLC (and/or its nominee(s)) are set out in the accompanying Memorandum and Independent Expert’s Report which the Directors recommend Shareholders read in full before making any decision in relation to Resolution 1.

A copy of this Notice and the accompanying Memorandum has been lodged with ASIC in accordance with section 218 of the Corporations Act.

Ordinary Resolution – Resolution 2 – Approval of the Company acquiring a relevant interest in its own shares

To consider and, if thought fit, pass the following as an ordinary resolution:

"THAT for the purposes of item 7 of section 611 of the Corporations Act and for all other purposes, approval is given for the acquisition by the Company (and consequently Life Biosciences LLC’s) of a relevant interest in the issued voting shares in the Company, and the increase in the Company’s voting power in the Company from zero to up to 64%2, (and Life Biosciences LLC (and/or its nominee(s)) having the same deemed relevant interest) as described and on the terms set out in the Memorandum which accompanied and formed part of the Notice of General Meeting."

Voting Prohibition

The Company will disregard any votes cast in favour of this resolution by or on behalf of the Company and/or Life Biosciences LLC’s and any of their respective associates and the persons (if any) from whom the acquisition is to be made and their associates.

However, the Company need not disregard a vote cast on this Resolution if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form; or

•	it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with the direction on the proxy form to vote as the proxy decides.

Ordinary Resolution – Resolution 3 – Election of Dr David Sinclair

To consider and, if thought fit, pass the following as an ordinary resolution:

“THAT Dr David Sinclair, being eligible for election, be elected as a Director of the Company, subject to and with effect upon completion of the Subscription as described in the Memorandum which accompanied and formed part of the Notice of General Meeting.”

Ordinary Resolution – Resolution 4 – Election of Mr Tristan Edwards

To consider and, if thought fit, pass the following as an ordinary resolution:

“THAT Mr Tristan Edwards, being eligible for election, be elected as a Director of the Company, subject to and with effect upon completion of the Subscription as described in the Memorandum which accompanied and formed part of the Notice of General Meeting.”

Special Resolution – Resolution 5 – Change of name

If Resolutions 1 to 4 are passed, to consider and, if thought fit, pass the following as a special resolution:

"THAT, for the purposes of section 157(1)(a) of the Corporations Act and for all other purposes, approval is given for the name of the Company to be changed to “Alterity Therapeutics Limited”, subject to completion of the Subscription and with effect from when ASIC changes the name of the Company."

Ordinary Resolution – Resolution 6 – Ratification of prior issue of shares

To consider and, if thought fit, pass as an ordinary resolution, the following:

"THAT for the purposes of ASX Listing Rule 7.4 and for all other purposes, shareholders ratify the prior issue of 17,701,800 fully paid ordinary shares at an average issue price of A$0.0467 (4.67 cents) per share in a placement to shareholders under ADRs (American Depository Receipts) who were unrelated sophisticated, professional and other exempt investors that did not require disclosure under Chapter 6D of the Corporations Act on 4 January 2019 and 4 February 2019, as described in the Memorandum which accompanied and formed part of the Notice of General Meeting.”

2 Please refer to footnote 1.

NOTICE OF GENERAL MEETING

Voting Exclusion Statement

The Company will disregard any votes cast in favour of this resolution by or on behalf of:

•	a person who participated in the issue; and

•	an associate of those persons.

However, the Company will not disregard a vote if it is cast by:

•	a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Ordinary Resolution – Resolution 7 – Approval of issue of shares and warrants

To consider and, if thought fit, pass as an ordinary resolution, the following:

"THAT for the purposes of ASX Listing Rule 7.1 and for all other purposes, approval is given for the Company to issue up to approximately US$1,421,000 of fully paid ordinary shares at an issue price of A$0.039 (3.9 cents) per shares and warrants to acquire ordinary shares (each warrant having an exercise price of A$0.045 (4.5 cents) and expiring 19 December 2019) to investors as described in the Memorandum which accompanied and formed part of the Notice of General Meeting.”

Voting Exclusion Statement

The Company will disregard any votes cast in favour of this resolution by or on behalf of:

•	any person who is expected to participate in, or who will obtain a material benefit as a result of, the proposed issue (except a benefit solely by reason of being a holder of ordinary securities in the Company); and

•	an associate of those persons.

However, the Company will not disregard a vote if it is cast by:

•	a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

OTHER BUSINESS

To consider any other business that may be brought before the Meeting in accordance with the Constitution of the Company and the Corporations Act.

By the order of the Board:

Phillip Hains

Company Secretary

Prana Biotechnology Limited

Dated: 27 February 2019

The accompanying Memorandum, Proxy Form and Voting Instructions form part of this Notice

NOTICE OF GENERAL MEETING

PROXY AND VOTING INSTRUCTIONS

Proxy Instructions

A Shareholder who is entitled to attend and vote at this meeting may appoint:

(a)	one proxy if the Shareholder is only entitled to one vote; and

(b)	one or two proxies if the Shareholder is entitled to more than one vote.

Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the Shareholder's voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes, in which case any fraction of votes will be disregarded.

The proxy may, but need not, be a member of the Company.

Where a Shareholder appoints two proxies, on a show of hands, neither proxy may vote if more than one proxy attends and on a poll each proxy may only exercise votes in respect of those shares or voting rights the proxy represents.

Proxies may be lodged using any of the following methods:

(a)	online by visiting www.investorvote.com.au

(b)	by returning a completed Proxy Form in person or by post using the pre-addressed envelope provided with this Notice to:

Computershare Investor Services, GPO Box 242,

Melbourne, Victoria, 3001

(c)	by faxing a completed Proxy Form to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia);

(d)	for intermediary online subscribers only (custodians), submit your voting intentions via www.intermediaryonline.com not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the Shareholder (or in the case of a joint holding, by each joint holder) or his/her attorney duly authorised in writing or, if the member is a corporation, in a manner permitted by the Corporations Act. A proxy given by a foreign corporation must be executed in accordance with the laws of that corporation’s place of incorporation.

If you sign the proxy form and do not appoint a proxy, you will have appointed the Chairman of the meeting as your proxy.

The appointment of one or more duly appointed proxies will not preclude a Shareholder from attending this meeting and voting personally. If the Shareholder votes on a resolution, the proxy must not vote as the Shareholder’s proxy on that resolution. A proxy form is attached to this Notice.

How the Chairman will vote undirected proxies

The Chairman of the meeting will vote undirected proxies on, and in favour of, all of the proposed resolutions.

Corporate Representatives

Any corporation which is a Shareholder of the Company may appoint a proxy, as set out above, or authorise (by certificate under common seal or other form of execution authorised by the laws of that corporation’s place of incorporation, or in any other manner satisfactory to the Chairperson of the meeting) a natural person to act as its representative at any general meeting.

Corporate representatives are requested to bring appropriate evidence of appointment as a representative in accordance with the constitution of the Company. Attorneys are requested to bring the original or a certified copy of the power of attorney pursuant to which they were appointed. Proof of identity will also be required for corporate representatives and attorneys.

Voting Entitlement

For the purposes of section 1074E(2)(g)(i) of theCorporations Act and Regulation 7.11.37 of the Corporations Regulations, the Board has determined that Shareholders entered on the Company’s Register of Members as at 3 April 2019 at 7:00pm (Melbourne, Victoria time) are entitled to attend and vote at the meeting. Transactions registered after that time will be disregarded in determining the Shareholders entitled to attend and vote at the meeting.

On a poll, Shareholders have one vote for every fully paid ordinary share held. Holders of options are not entitled to vote.

In the case of joint holders of shares, if more than one holder votes at any meeting, only the vote of the first named of the joint holders in the share register of the Company will be counted.

Special Resolution

Resolution 5 is proposed as a special resolution. For a special resolution to be passed, at least 75% of the votes validly cast on the resolution by shareholders (by number of shares) must be in favour of the resolution.

EXPLANATORY MEMORANDUM

PRANA BIOTECHNOLOGY LIMITED

ABN 37 080 699 065

(“Prana” or "the Company")

EXPLANATORY MEMORANDUM

PURPOSE OF INFORMATION

This Explanatory Memorandum ("Memorandum") accompanies and forms part of the Company’s Notice of General Meeting ("Notice") to be held at Level 3, 62 Lygon Street, Carlton, Victoria, 3053, Australia on Friday, 5 April 2019 at 11:00am (Melbourne, Australia time) (“Meeting”).

The Notice incorporates, and should be read together with, this Memorandum.

SUMMARY

Pages 6 to 9 summarise the background to the Resolutions in the Notice. Key matters regarding the proposed subscription for shares and Warrants by the Investor including the acquisition by the Investor of relevant interests in more than 20% of the voting shares of Prana as a result of the initial issue of shares to the Investor and of further issues of shares if the Warrants are exercised are included in the summary.

The business of the Meeting

As announced to the Australian Securities Exchanges (“ASX”) on 28 December 2018 the Company has entered into a Securities Purchase Agreement with Boston based Life Biosciences LLC (the Investor) to raise up to approximately US$24.8 million (A$34.9^) before costs. The Meeting has been called to seek shareholder approvals in connection with:

−	the proposed issue of shares and Warrants to the Investor, including the relevant interests of the Investor in voting shares of the Company increasing from zero to up to 63%^^ (Resolution 1), however because it will also have a deemed relevant interest in Continuing Directors’ shares which are the subject of the Lock-Up Letters the maximum percentage relevant interest would be up to 64%^^ (Resolution 2);

−	the relevant interest of Prana in its own voting shares increasing from zero to up to 64%^^ as a result of voluntary restriction arrangements including the voluntary escrow of shares and Warrants when issued to the Investor and a “lock up” of shares and options held by Continuing Directors (both of which are conditions of the issue) (Resolution 2);

^ Important Notes – Exchange Rates: The exchange rate published by the Reserve Bank of Australia (“RBA”) for 7 February 2019 of A$1.00 to US$0.7099 has been used throughout this Memorandum, unless stated otherwise. Any Australian dollar amounts or numbers of Investor Shares, the conversion price of the Warrants and the maximum number of shares that may be issued on exercise of Warrants , and any percentages relating thereto, in respect of or relating to the Subscription are provided as examples using that exchange rate, unless stated otherwise. The actual exchange rate applied at completion of the Subscription will be the rate published by the RBA for the business day in Sydney, NSW before the completion date, and may be different. The number of Investor Shares, the conversion price of the Warrants and the maximum number of shares that may be issued on exercise of Warrants (if the Warrants are exercised) will be determined by the actual exchange rate applied at completion. The exchange rate as at the date the Proposed Subscription was announced (28 December 2018) has been used in the Independent Expert’s Report in Annexure A, hence the differences of certain figures and percentages between this Memorandum and the Report. US$ refers to United States dollars, and A$ refers to Australian dollars.

^^ For the purposes of setting out a maximum relevant interest percentage, an exchange rate of A$1.00 to US$0.6251 (10% less than the lowest closing exchange rate in the 12 months prior to the date of the Notice, being A$1 to US$0.6945 on 3 January 2019) has been used and the percentage rounded up to the next whole number. If the A$/US$ exchange rate is more favourable the actual percentage relevant interest will be less than the maximum above. While past exchange rates are not a reliable indicator of future rates, in the month ending 7 February 2019 (the date referred to in the Important Note above, the range of the A$/US$ exchange rate was between A$1 to US$0.7268 on 31 January 2019 and US$0.7095 on 25 January 2019. At these rates the relevant interests of the Investor would be less than the estimate provided for in Resolutions 1 and 2.

EXPLANATORY MEMORANDUM

−	the election of two nominees of the Investor, Dr David Sinclair and Mr Tristan Edwards, as directors of Prana, subject to and with effect upon completion of the issue of the shares and Warrants to the Investor (both of which are conditions of the issue) (Resolutions 3 and 4);

−	Changing the name of Prana to “Alterity Therapeutics Limited”, if the issue is completed (but not as a condition of the issue) (Resolution 5);

−	Ratification of part of, and authorisation for the balance of, a placement to investors other than the Investor (Resolutions 6 and 7).

Further detail about each of the above is set out in this Memorandum.

−	Sections 1, 4.1, 6, 7, 8 and 10 provide detail about the Subscription and acquisition of relevant interests by the Investor, the effect of the subscription on control of the Company, and the recommendations of each Director regarding the proposed subscription and acquisition of relevant interests by the Investor.

−	Sections 1, 3.1, 5 and 7.2 provide detail about the Investor and the nominees of the Investor proposed for election as Directors at the Meeting, and their respective intentions for the Company after completion of the subscription.

−	Sections 3.2, 4.1, 7.1 and 9 provide detail about the acquisition of relevant interests by the Company and interests of existing Directors in the Company’s shares and other securities.

−	Sections 3.3, 3.4, 4.2, 4.3, 11, 12 contain details of the proposed change of name and recent and proposed issues of shares and proposed issue of Warrants which are the subject of Resolutions 5, 6 and 7.

−	Section 14 contains a summary of the Directors’ recommendations in respect of all the Resolutions.

−	Section 15 notes the application of certain voting prohibitions as set out in the Notice.

Acquisition of relevant interests

The exact relevant interests that the Investor and the Company would obtain as provided for in Resolutions 1 and 2 (respectively) are not yet known as at the date of the Notice and will depend on the US dollar to Australian dollar exchange rate at the time of issue, and whether the Company issues further shares as anticipated by Resolution 7. However the maximum relevant interests that may be acquired if Resolutions 1 and 2 are passed (and disregarding any other potential share issues) are 63% and 64%^, respectively set out as above. The US dollar to Australian dollar exchange rate is not within the Company’s or the Investor’s control and as a result the “maximum” relevant interests to be acquired can only be approximated based on assumptions regarding exchange rate fluctuations (which cannot be predicted). A table setting out the effect of different example exchange rates is included in Section 8.4 of this Memorandum.

Completion

It is anticipated that if Resolutions 1, 2, 3 and 4 are passed, the issue of the shares and Warrants to the Investor will occur within one week after the Meeting. Preconditions to completion are described in Section 10. Shares and Warrants may be issued to other investors under Resolution 7 at about the same time as completion of the Subscription, or at any time in the three months after the Meeting.

^ Please refer to footnote 1 on page 2.

EXPLANATORY MEMORANDUM

Independent Expert’s Report

An Independent Expert’s Report regarding the acquisition of relevant interests of more than 20% is also attached as Annexure A. The conclusion of the Independent Expert is that that the acquisition is NOT FAIR BUT IS REASONABLE. See the Report in Annexure A for further detail.

Voting control

As identified above, if the Investor exercises Warrants it will potentially control more than half the then issued voting shares of the Company. That would enable the Investor to exercise practical control over the Company.

On exercising Warrants and holding more than 50% of the issued shares, the Investor would be in a position to determine alone the outcome of ordinary resolutions (in respect of which it is entitled to vote) and so, for example, it may be in a position to control the composition of the Board.

Board composition

Upon completion of the Subscription the Investor will entitled to nominate three directors to the Board of the Company for so long as it holds at least 20% of the issued ordinary shares of the Company. If Resolutions 3 and 4 for the election of Dr David Sinclair and Mr Tristan Edwards are passed, two of a total of 6 Board members will be directors nominated by the Investor. If a third nominee director is appointed and Mr Meltzer resigns as proposed, half the Board members will be directors nominated by the Investor.

As referred to above, if the Investor exercises Warrants and holds more than 50% of the then issued shares of the Company, the Investor may be in a position to control the composition of the Board.

Advantages and disadvantages

There are advantages and disadvantages associated with issue of shares and Warrants to the Investor. These include the following believed by the existing Directors as key advantages and disadvantages, which are set out in more detail in Section 6. The Independent Expert’s Report also comments on advantages and disadvantages in on pages 60 and 61 of the Report.

Advantages	Disadvantages

Funding provided by the subscription.	Dilution of the interests of existing shareholders.

Efficiency of an immediate injection of capital.	The Investor’s influence on strategic direction as a majority shareholder.

Long term shareholder value of building a potential ongoing relationship with the Investor.

Strategic relationship with the Investor as a potential a source of further opportunities for the Company.

Directors’ recommendations

Each existing Director of the Company other than Mr Lawrence Gozlan recommends that shareholders vote in favour of Resolution 1. Having regard to his pre-existing relationship with the Investor, Mr Gozlan does not make any recommendation in respect of Resolution 1. Further detail is contained in Section 8.6.

All Directors’ strongly recommend shareholders read the Notice and this Memorandum (including its Annexures which include the Independent Expert’s Report) prior to determining how to vote on Resolution 1.

EXPLANATORY MEMORANDUM

Further information

Further detail about each of the above is set out in this Memorandum.

Caution regarding illustrative examples

The number of Investor Shares, the conversion price of the Warrants and the maximum number of shares that may be issued on exercise of Warrants (if the Warrants are exercised) to be issued are not yet known and will be determined by the exchange rate applied at completion of the Subscription described in this Memorandum. The Company makes no representation or warranty that the precise number of Investor Shares and Warrants actually issued upon completion of the Subscription will be the same as, or comparable to, the figures used for the purposes of illustrative examples, and shareholders should be aware the actual number of Investor Shares and Warrants issued if the Subscription proceeds could substantially differ from the illustrative examples. Please also refer to the Important Note below.

EXPLANATORY MEMORANDUM

1.	Overview of the Subscription

As announced to the Australian Securities Exchanges (“ASX”) on 28 December 2018 the Company has entered into a Securities Purchase Agreement (Purchase Agreement) with Boston based Life Biosciences LLC (Investor) to raise up to approximately US$24.8 million (A$34.9^) before costs (Subscription). The Subscription is comprised of:

(a)	an initial investment by the Investor for US$7,500,000 (approximately A$10,565,000) of fully paid ordinary shares in the Company at an issue price of $0.039 (3.9 cents) per share (Investor Shares). Each Investor Share is to be accompanied by two free-attaching short-term warrants (see (b) below) to acquire ordinary shares; and

(b)	up to a further approximately A$24,380,000 upon exercise by the Investor of free-attaching short-term warrants to acquire ordinary shares, each warrant having an exercise price of $0.045 (4.5 cents), vesting two months after completion of the Subscription (defined below), expiring 19 December 2019 and otherwise having the terms set out in Annexure C (Warrants).

The relevant interests of the Investor in voting shares of the Company will increase from zero to up to 63%^^ as a result of the Subscription. This percentage is stated as a maximum. The maximum percentage has been calculated as if the Australian dollar to US dollar exchange rate at the time of completion of the Subscription is A$1.00 to US$0.6251 (10% less than the lowest closing exchange rate in the 12 months prior to the date of the Notice, being A$1 to US$0.6945 on 3 January 2019), rounding the percentage up to the next whole number, on the basis of all the Investor’s Warrants being exercised, and no other shares or Warrants are issued by the Company notwithstanding the proposal to issue further shares and warrants which is the subject of Resolution

7. If the A$/US$ exchange rate is more favourable, further shares or Warrants are issued by the Company, or if Warrants issued to the Investor are not exercised, the actual percentage relevant interest will be less than the maximum percentage above.

The precise number of Investor Shares to be issued will be calculated by dividing the Australian currency equivalent of US$7.5 million (using the US$/A$ exchange rate published by the Reserve Bank of Australia for the business day in Sydney, NSW before completion date^) at the time of completion of the Subscription by $0.039 (3.9 cents), being the issue price of the Investor Shares. As Warrants are two for one free-attaching to Investor Shares, twice as many Warrants will be issued as Investor Shares. A table setting out the effect of different example exchange rates is included in Section 8.4.

The Subscription remains subject to and conditional upon the Company obtaining required shareholder approvals, all of which are sought pursuant to Resolutions 1 to 4 of the Notice.

The Company also proposes, subject to receipt of shareholder approval and completion of the Subscription, to:

•	grant the Investor a right, but not the obligation, to nominate up to three Directors to join the Board, with the right to maintain up to three directors nominated by it on the Board while the Investor holds at least 20% of the issued shares of the Company. The Investor has nominated two Directors, being Dr David Sinclair and Mr Tristan Edwards, to join the Board upon completion of the Subscription. It is proposed Mr Brian Meltzer will resign upon and subject to the Investor exercising its right to appoint a third nominee director to the Board; and

^ See the Important Note on page 6 for further information about the exchange rates used in this Memorandum.

^^ Please refer to footnote 1 on page 2.

EXPLANATORY MEMORANDUM

•	grant the Investor the right, but not the obligation, to participate in future capital raisings to maintain its percentage ownership of the Company at the time, on the same terms as the capital raising and without restricting the Company’s ability to raise capital in future (Come-along Right). The Investor’s exercise of the Come-along Right is subject to and conditional upon receipt by the Company of any required shareholder and/or regulatory approval(s). The Come-along Right will lapse on 19 December 2019. The Come-along Right will not apply to the Placement (defined in section 3.4 of this Memorandum).

Further information with respect to the Subscription and the Resolutions proposed under the Notice are set out in this Memorandum (including its Annexures). An Independent Expert’s Report is annexed to this Memorandum.

The Directors’ strongly recommend shareholders read the Notice and this Memorandum (including its Annexures which include the Independent Expert’s Report) prior to determining how to vote on the Resolutions.

2.	Independent Expert’s Report

An Independent Expert’s Report has been prepared by FTI Consulting (Australia) Pty Ltd (FTI Consulting) in respect of the Subscription and the relevant interest acquisition by the Investor for the purposes of item 7 of section 611 of the Act and is enclosed as Annexure A.

FTI Consulting has concluded that the Subscription is NOT FAIR BUT IS REASONABLE to non-associated shareholders.

The Directors’ strongly recommend shareholders read the Notice and this Memorandum (including its Annexures which include the Independent Expert’s Report) prior to determining how to vote on the Resolutions.

3.	Ancillary matters

3.1	Post-closing Board of Directors

The Board of the Company following completion of the Subscription is set out below:

(a)	Mr Geoffrey Kempler, Mr Peter Marks, Mr Brian Meltzer and Mr Lawrence Gozlan will continue as Directors of the Company following completion of the Subscription (Continuing Directors). It is proposed that Mr Meltzer will resign upon and subject to the Investor exercising its right to appoint a third nominee director;

(b)	Dr George Mihaly and Prof. Ira Shoulson are proposed to resign as Directors of the Company upon and subject to completion of the Subscription (Resigning Directors); and

(c)	As noted in Section 1 of this Memorandum, the Investor has nominated Dr David Sinclair and Mr Tristan Edwards to join the Board. The appointment of Dr Sinclair and Mr Edwards as Directors of the Company are subject to shareholder approval (sought under Resolutions 3 and 4) and completion of the Subscription. The Investor will, subject to completion of the Subscription, have the right to nominate a third director, and maintain up to three directors nominated by it on the Board while the Investor holds at least 20% of the issued shares of the Company.

3.2	Voluntary disposal restrictions (escrow and “lock up” arrangements)

Restrictions on the disposal of securities are proposed to be entered into by the Investor and Continuing Directors in connection with and as conditions of the Subscription. Further details are set out in Section 9 of this Memorandum.

EXPLANATORY MEMORANDUM

The Investor

The Company and the Investor have agreed to the voluntary escrow of Investor Shares, the Investor’s Warrants and shares issued upon exercise of the Investor’s Warrants (Warrant Shares) to the extent required to ensure that until registered with the US Securities and Exchange Commission (SEC) by the Company or otherwise able to be traded lawfully in the US the Investor Shares, the Warrants and Warrant Shares cannot be traded on ASX. The voluntary escrow will be on and subject to terms and conditions summarised in Section 9. The voluntary escrow is to prevent the Investor Shares and any Warrant Shares being acquired on ASX by US persons before being able to be lawfully traded in the US. Registration is a requirement for being quoted NASDAQ as American Depositary Receipts (ADRs) for American Depositary Shares (ADSs) in the same way as ADSs and ADRs representing other shares of the Company traded on NASDAQ.

The Continuing Directors

The Continuing Directors will undertake in writing to the Company to observe lock-up arrangements not to dispose of shares and options they hold in the Company on and subject to the terms summarized in Section 9. The lock up arrangements are a condition of the Investor’s investment in the Company. The securities of Resigning Directors will not be subject to lock up or escrow arrangements.

3.3	Name change

Subject to completion of the Subscription, the Company is proposing to change its name to “Alterity Therapeutics Limited”.

3.4	Placement

The Company is seeking shareholder approvals in respect of raising up to US$2 million (before costs), referred to herein as the Placement.

On 4 January 2019 the Company issued 15,789,360 fully paid ordinary shares at an issue price of A$0.0475 (4.75 cents) per share pursuant to the Placement using its existing at-the-market (“ATM”) facility, which raised US$522,707 before costs of the issue (the equivalent of A$749,995 at the exchange rate applying at the time of the issue). On 4 February 2019 the Company issued 1,912,440 fully paid ordinary shares at an issue price of A$0.0402 (4.02 cents) per share pursuant to the Placement using the ATM facility, which raised US$55,840 before costs of the issue (the equivalent of A$76,830 at the exchange rate applying at the time of the issue). The shares issued were are represented by ADRs (American Depository Receipts), and were issued in accordance with the ATM facility to unrelated investors that did not require disclosure under Chapter 6D of the Corporations Act. The total issue of 17,710,800 shares raised US$578,547, equivalent to A$826,825 at the respective dates, being an average of A$0.467 (4.67 cents) per share.

The balance of up to approximately US$1,421,000 is sought to be raised through an issue of shares at A$0.039 (3.9 cents) per share, with each share to be accompanied by two free-attaching Warrants.

The Placement is in addition to, and does not form part of, the Subscription. The Come-along Right proposed to be granted to the Investor does not apply to shares or Warrants issued as part of the Placement or shares issued on exercise of Warrants.

Further details regarding the Placement are set out in section 12 of this Memorandum.

EXPLANATORY MEMORANDUM

4.	Shareholder approvals sought

4.1	Required shareholder approvals - Subscription

The Company is seeking the following shareholder approvals in connection with the Subscription:

(a)	approval for the purposes of item 7 of section 611 of the Corporations Act 2001 (Cth) (Act) for the Subscription to proceed and the Investor to acquire a relevant interest of up to 63%^ in the issued voting shares on issue in the Company. Approval is sought under Resolution 1 and details of the relevant interest to be acquired by the Investor if the Subscription described in Section 1 of this Memorandum proceeds are set out in section 7 of this Memorandum. However, because the Investor will also have a deemed relevant interest in Continuing Directors’ shares which are the subject of Lock-Up Letters the maximum percentage relevant interest would be up to 64%^ (Resolution 2 – see next bullet point);

(b)	approval for the purposes of item 7 of section 611 of the Act for the Company (and consequently the Investor as a holder of more than 20% of the then issued shares of the Company) to acquire a relevant interest of up to 64%^ of the issued voting shares on issue in the Company. This relevant interest will arise as a result of entering the voluntary escrow arrangements. Approval is sought under Resolution 2 and details of the relevant interest to be acquired by the Company if the voluntary escrow arrangements described in Section 2 of this Memorandum proceeds is set out in section 8 of this Memorandum; and

(c)	approval for the election(s) of Dr David Sinclair and Mr Tristan Edwards, each of whom is a nominee of the Investor, as directors of the Company. Approval is sought by Resolutions 3 and 4 respectively and details of the qualifications and relevant professional and commercial experience of each of Dr Sinclair and Mr Edwards are set out in section 6 of this Memorandum.

Each of Resolutions 1 to 4 are interdependent. Accordingly, if any of Resolutions 1 to 4 are not passed then the Subscription will not proceed and all of Resolutions 1 to 4 will be withdrawn.

4.2	Proposed special resolution – name change

The Company is separately seeking shareholder approval for the Company to change its name to “Alterity Therapeutics Limited”. The proposed name change is sought under Resolution 5, which is a special resolution meaning at least 75% of the votes validly cast on Resolution 5 must be in favour for it to be passed.

The Subscription may still proceed if shareholders do not pass Resolution 5, however Resolution 5 will only be considered and voted on if Resolutions 1 to 4 are all passed by shareholders.

4.3	Proposed resolutions – Placement

The Company is seeking shareholder approval for the following matters with respect to the Placement:

(a)	ratification under Resolution 6 of two prior issues of a total of 17,710,800 shares; and

(b)	approval under Resolution 7 to issue up to the number of shares that is equal to the Australian currency equivalent of approximately US$1,421,000 divided by A$0.039 (3.9 cents) each with two free attaching Warrants for each share issued.

Further details regarding the Placement are set out in section 12 of this Memorandum.

^ Please refer to footnote 1 on page 2.

EXPLANATORY MEMORANDUM

5.	About Life Biosciences LLC

5.1	Business

The Investor is a private US biopharmaceutical company which, along with its six “daughter” companies, is focused on development of potential therapeutics to combat age-related decline by addressing the eight pathways of ageing. Its work addresses health decline due to aging as a systemic breakdown of the body, rather than a series of isolated events and conditions. The Investor is headquartered in Boston, Massachusetts and operates a laboratory in Cambridge, Massachusetts (USA), and has operations on four continents.

The Investor either owns or has invested in six companies researching or seeking to develop treatments or other responses in respect of eight medical or health aspects of aging that have been identified by the Investor, including two companies with an Australia presence, Jumpstart Fertility, Inc and Continuum Biosciences, Inc.

5.2	Founders

The Investor was co-founded by Dr David Sinclair, PhD, a professor in the Department of Genetics at Harvard Medical School, and Mr Tristan Edwards, who developed the innovative structure of the Investor following a highly successful career as a global institutional investor working across all asset classes. Both Dr Sinclair and Mr Edwards have been nominated by the Investor to join the Board of Directors of the Company.

A biography setting out the qualifications and relevant professional and commercial experience of Dr Sinclair and Mr Edwards are set out under Section 7 of this Memorandum.

5.3	Statement of Intentions - summary

The Investor has provided a statement of intentions regarding the future of the Company if shareholders approve the Subscription, to assist the Company to meet its responsibilities under ASIC Regulatory Guide 74. The statement of intentions is set out in Annexure B.

In summary, the statement of intentions provides that the Investor:

•	(Business of the Company) has no present intention of making any significant changes to the business of the Company;

•	(Capital of the Company) other than the Subscription, has no present intention to inject further capital into the Company;

•	(Present employees) has no present intention of making any changes regarding the future employment of the present employees of the Company;

•	(Transfer of assets) has no present intention regarding any proposal whereby any assets will be transferred between the Company and the Investor or any person associated with either of them;

•	(Deployment of assets) has no present intention to otherwise redeploy the fixed assets of the Company;

•	(Financial or dividend policies) has no present intention to significantly change the Company’s existing policies in relation to financial matters or dividends; and

•	(Updates and strategic review): the Investor may conduct a strategic review of the performance, prospects, assets and business of the Company to identify any areas it may be able to add value. The Investor may also work with the Company to ensure the policies of the Company are up to date and comply with relevant standards.

EXPLANATORY MEMORANDUM

The Investor intends to support the election and re-election of nominated persons to the Board of the Company. At the present time those persons are Dr David Sinclair and Mr Tristan Edwards.

The Investor may, at some future time, acquire further shares in the Company in a manner consistent with the Corporations Act, the ASX Listing Rules and other applicable laws. The Investor has not yet decided whether it may seek to acquire further shares in the Company.

The statement of intentions for the Company summarised above and included in full in Annexure B is based on information which is known to the Investor as at the date of the Notice. It includes statements of current intention of the Investor only and may vary as new information becomes available or circumstances change.

The statement of intentions (including the above summary) was prepared by the Investor and provided to the Company for inclusion in this Memorandum and the Company did not cause its preparation.

The Company has also received statements from each of Dr David Sinclair and Tristan Edwards, the director nominees of the Investor, confirming that their intentions for the Company as prospective directors are in accordance with the Investor’s intentions summarised above and included in full in Annexure B.

6.	Purpose of the Subscription

The primary purpose of the Subscription is to provide the Company with sufficient short to medium term funding to achieve its stated objectives and to build an ongoing relationship with a recognised global investor in the industry in which the Company operates.

The existing Directors also view the Investor as an entity with whom it has the opportunity to build an ongoing relationship, having regard to the stated mandate, prior investments and ongoing opportunities represented by the Investor.

The Company continues progressing its product candidate for Parkinsonian movement disorders, PBT-434, commencing its first in-human study in healthy volunteers. The Company intends expanding research and development and pre-clinical activities and commencing clinical trials for product candidates, including PBT-434, prospectively PBT2 for alternative indications and development of other compounds.

Research and development of the Company’s product candidates and other compounds requires substantial funding. As noted in the 2018 Annual Report, the Company expects continued operating losses over the next several years. The Company is therefore open to arrangements that meet its funding requirements.

The Company views the Subscription as the most efficient way to meet its funding requirements. The Company proposes allocating funds received from the Subscription as provided for in the table below, noting that as the Subscription will be for a US dollar amount the allocations are shown in US dollars with Australian currency equivalents^ but may be affected by exchange rates when actually expended:

Activity	US$M	%	A$M (equivalent^)
PBT-434 Phase 2 planning study	US$1.6M	21%	A$2.25M
Active Pharmaceutical Ingredient (API) manufacture for PBT-434 toxicology studies	US$0.9M	12%	A$1.27M

^ See the Important Note on page 6 for further information about the exchange rates used in this Memorandum.

EXPLANATORY MEMORANDUM

Activity	US$M	%	A$M (equivalent^)
Formulation development and API manufacture for PBT-434 Phase 2 study	US$1.2M	16%	A$1.69M
PBT-434 Toxicology Studies (6 month rat study, 3 month monkey study, reproductive toxicology studies)	US$2.4M	32%	A$3.38M
Pipeline research and development	US$1.4M	19%	A$1.97M
Total	US$7.5M	100%	A$10.56M

The use of funds table above is indicative only and the Company reserves the right to prioritise funds under the Subscription at its discretion, including by allocating a larger or small percentage of funds to any of the purposes set out in the table, any new or other initiative or to meeting working capital requirements of the Company.

Key advantages

The existing Directors believe the key advantages of the Subscription for shareholders are as follows:

•	Funding: the Directors are of the view that the Subscription will provide the Company with sufficient funding to meet its short to medium term business objectives.

•	Efficiency: the Subscription will provide an immediate injection of capital into the Company without any requirement for the Company to provide any guarantee or grant any security.

•	Long term shareholder value: As noted above, the Directors are of the view that the Investor is an optimal entity with whom to build an ongoing relationship, which may in turn lead to increased shareholder value.

•	Strategic relationship: The Investor is considered to be an entity with whom the Company may build an ongoing relationship and potentially to be a source of further opportunities for the Company.

The Independent Expert’s Report in Annexure A also sets out a summary of advantages on page 60 of the Report.

Key disadvantages

The existing Directors believe the key disadvantages of the Subscription for shareholders are as follows:

•	Dilution: the interests of existing shareholders will be diluted as a result of the Subscription. Details of the potential dilutive impact of the Subscription are set out in section 8 below.

•	Influence on strategic direction: as a majority shareholder, it is anticipated that the Investor will have the ability to impact the strategic direction of the Company. The statement of intentions of the Investor is attached as Annexure B and is summarised above.

The Independent Expert’s Report in Annexure A also sets out a summary of disadvantages and advantages on page 61 of the Report.

Alternative sources of funding

The Company considers the Subscription in combination with seeking to complete the Placement is the best funding arrangement available to it.

EXPLANATORY MEMORANDUM

The Company’s present financial situation requires additional funding to undertake the activities described earlier in this Section 6, including to further progress the Company’s development of its product candidates and other compounds. The Company operates in a cost intensive relatively high risk sector (biopharmaceutical research and development). The opportunity to fund activities is largely limited to equity funding (such as the Subscription and/or the Placement), partnering or joint venturing with other participants in the sector if they are better able to fund projects, or out licensing technology to third parties that may be able to fund their own development of the Company’s intellectual property rights. Partnering, joint ventures or out licensing all involve a potential significant dilution or reduction of ownership of, or loss of practical control over the Company’s projects or intellectual property and other assets. Each of these alternatives also depend on identifying a partner or other external entity that wishes to commit to providing, and has the capacity to provide, the required funding and to allocate the required levels of expertise and focus.

Other forms of funding such as debt or loan funding are not usually available to a business such as the Company’s which does not have a reliable expectation of generating revenue or other returns from its assets in the near term.

The Company has over several years obtained funds from a variety of investors by a range of methods including placements and the use of its “at-the-market” (“ATM”) facility on NASDAQ. Obtaining sufficient equity funding is dependent on a range of factors including the ability of the Company to attract the required level of funding from investors. The same is considered to be applicable to capital raising from existing shareholders by means such as rights issues or security purchase plans which, whilst giving shareholders an opportunity to participate, depend heavily on the willingness of shareholders to commit further funds. Undertaking a rights issue or security purchase plan can be costly and time consuming without any certainty of funds being raised unless underwritten. The availability of underwriting is subject to the same factors as affect whether investors are sufficiently interested in and attracted to a company to make a substantial investment.

The Company intends to continue to avail itself of funding opportunities from these and other sources as they arise, and the terms of the Subscription do not prevent further funding being obtained from these sources, and includes that the Investor may choose (but is not obliged) to participate in future capital raising on the same terms as third parties in order to maintain its then proportional interest in the Company under the Come-along Right until the expiry of the Warrants on 19 December 2019.

Continued seeking of funds from other investors is demonstrated by the Placement having been partly completed using the ATM facility in early January and February 2019 after the proposed Subscription was announced. The Company considers that this demonstrates that equity investors will often take note of and follow when a significant investment is successfully arranged with a major investor. However, in the absence of particular results or events that attract and encourage investment, raising capital on a piecemeal basis is inherently uncertain and would not give the Company sufficient certainty to embark upon a program requiring significant expenditure as set out earlier in this Section.

7.	Interests of Director(s) in the Subscription

7.1	Interest of the Continuing and Resigning Directors

No Continuing Director or Resigning Director has an interest in the Subscription.

Mr Lawrence Gozlan, a Director of the Company, is a strategic advisor to the Investor. Mr Gozlan has been a Director of the Company for over seven years and, accordingly, Mr Gozlan is not considered by the Company to be a nominee, associate or representative of the Investor but rather a Continuing Director.

Having regard to his pre-existing relationship with the Investor, the Company has determined to disqualify Mr Gozlan from making any recommendation on Resolutions 1, 3 and 4. The determination to disqualify Mr Gozlan from giving a recommendation on Resolutions 1, 3 and 4 does not affect Mr Gozlan’s status as an independent director.

EXPLANATORY MEMORANDUM

7.2	Nominee Director(s) of the Investor

Subject to completion of the Subscription, the Investor will be granted the right to nominate up to three Directors to join the Board, and to maintain up to three directors nominated by it on the Board while the Investor holds at least 20% of the issued shares of the Company. The Investor has nominated two individuals, Dr David Sinclair and Mr Tristan Edwards to join the Board. Summary biographies of Dr Sinclair and Mr Edwards provided by the Investor are set out below:

Dr David Sinclair

David A. Sinclair Ph.D., A.O. is the co-founder and chairman of Life Biosciences LLC. He is also a tenured professor in the Department of Genetics at Harvard Medical School, a co-director of the Paul F. Glenn Center for the Biology of Aging Research, and serves on the non-profit boards of the American Federation for Aging Research and the Sanford Lorraine Cross Award.

Dr. Sinclair is regarded as one of the world’s leading researchers on ageing and age- associated diseases, with key contributions to understanding why we age and how to slow and even reverse the process. He has co-founded multiple biotechnology and genomics companies working on ageing, neurological, metabolic, infectious and rare diseases. He has received more than 35 awards for his medical research, innovation, and teaching. In 2014, he was named in TIME Magazine’s “100 Most Influential People in the World” and in 2018 was named in TIME Magazine’s “50 Most Influential People in Health Care”.

In 2018 Dr Sinclair was appointed an Officer of the Order of Australia for “distinguished service to medical research into the biology of ageing and lifespan extension, as a geneticist and academic, to biosecurity initiatives, and as an advocate for the study of science”.

Mr Tristan Edwards

Tristan Edwards is the co-founder and chief executive officer of Life Biosciences LLC.

Tristan has extensive global financial capital markets, regulatory compliance, and fiduciary oversight experience, following a 16-year investment career spanning leading financial organizations across Australia, London, HK and Singapore. His professional background has been in senior investment roles at leading financial groups such as Goldman Sachs, Brevan Howard, Trafalgar Capital and Mosaic Asset Management. He started his career with the Australian Commonwealth Department of Finance.

Tristan has a degree in Commerce from the University of Tasmania, and held the CFA, CMT and CPA designations.

The appointment(s) of Dr Sinclair and Mr Edwards is subject to and conditional upon shareholder approval of their respective appointments sought under Resolutions 3 and 4 and completion of the Subscription.

As noted in Section 3.1, it is proposed that Mr Meltzer will resign upon and subject to the Investor exercising its right to appoint a third nominee director, whose appointment will be subject to re-election at the next annual general meeting.

EXPLANATORY MEMORANDUM

8.	Acquisition of relevant interests by the Investor

8.1	Corporations Act – relevant interest provisions

Section 606 of the Act prohibits a person from acquiring a relevant interest in the issued voting shares of a listed company if the acquisition would result in that person or someone else’s voting power increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90%.

The prohibition in section 606 is subject to exceptions contained in section 611 of the Act.

Shareholder approval may be sought under item 7 of section 611 of the Act for the acquisition of a relevant interest in securities which would otherwise contravene section 606 of the Act.

The Company is therefore seeking shareholder approval for acquisition of a relevant interest by the Investor arising from the Subscription and the Company arising from entry into voluntary escrow arrangements.

8.2	Transaction giving rise to relevant interests

The Investor will acquire relevant interests in more than 20% of the issued voting shares of the Company as a result of issue of Investor Shares upon completion of the Subscription. The relevant interest of the Investor would also increase as a result of the exercise of any Warrants issued pursuant to the Subscription.

The Company is therefore seeking shareholder approval under Resolution 1 for the Investor to acquire relevant interests in voting power of the Subscription shares and any Warranty Shares issued upon exercise of the Warrants (if exercised). The percentage interest in voting shares of the Company represented by these relevant interests will depend on the exchange rate applied at completion of the Subscription^.

It is anticipated that if Resolutions 1, 2, 3 and 4 are passed the issue of the shares and Warrants to the Investor will occur within one week after the Meeting. Preconditions to completion are described in Section 10.

Illustrative examples of calculations of the percentage voting power that may be acquired by the Investor are set out in Section 8.3, below.

8.3	Current and maximum voting power of the Investor, and control of the Company and Board

Voting power

As at the date of the Notice, neither the Investor nor any of its associates hold any shares or securities convertible to shares in the Company. The Company has been informed by the Investor that other than the Subscription, the Investor has no plans as at the date of the Notice to acquire shares or securities convertible to shares prior to the Meeting.

The Investor currently has no relevant interests or voting power (0%) in the voting shares of the Company. If the Australian dollar to US dollar exchange rate at the time of completion of the Subscription is A$1.00 to US$0.6251 (10% less than the lowest closing exchange rate in the 12 months prior to the date of the Notice, being A$1 to US$0.6945 on 3 January 2019), all the Investor’s Warrants are exercised, and no other shares or Warrants are issued by the Company notwithstanding the proposal to issue further shares and warrants which is the subject of Resolution 7, the relevant interests of the Investor in voting shares of the Company will increase from zero to up to 63%^ (rounding the percentage up to the next whole number). This percentage is stated as a maximum.

^ See the Important Note on page 6 for further information about the exchange rates used in this Memorandum.

^ Please refer to footnote 1 on page 2.

EXPLANATORY MEMORANDUM

If the A$/US$ exchange rate is more favourable, further shares or Warrants are issued by the Company, or if Warrants issued to the Investor are not exercised, the actual percentage relevant interest will be less than the maximum above.

Because the Investor, as a holder of more than 20% of the issued voting shares of the Company after completion of the Subscription, will be deemed to have a relevant interest in voting shares in which the Company will have a relevant interest due to the voluntary escrow of the Investors’ shares and any shares issued upon exercise of the Investor’s Warrants (if exercised) and Continuing Directors’ shares which are the subject of Lock-Up Letters, the maximum relevant interest percentage it may hold (using the exchange rate described in the previous paragraph) would be 64%^. However the Investor will not have any economic interest in or voting control over the Continuing Directors’ shares which are the subject of Lock-Up Letters. See Section 9, particularly Section 9.7, for further detail.

Voting control

The Investor will potentially control more than half the then issued voting shares of the Company if it exercises Warrants. That would enable the Investor to exercise practical control over the Company. However, its ability to do so would depend on whether it chooses to exercise sufficient Warrants to achieve a holding of more than 50% of the issued shares. The number of Warrants it would need to exercise to achieve a holding of more than 50% of the issued shares would depend in part on the number of shares (if any) issued as provided for under Resolution 7 and whether the Warrants provided for under Resolution 7 are exercised. The examples in the following Section 8.4 set out the voting power of the Investor at the at the illustrative A$1.00 to US$0.7099 exchange rate assuming no further shares or any Warrants are issued under the Placement.

Board composition

Also, upon completion of the Subscription the Investor will entitled to nominate three directors for election or appointment to the Board of the Company for so long as it holds at least 20% of the issued ordinary shares of the Company. The Investor will hold more than 20% of the issued ordinary shares of the Company at completion of the Subscription. Resolutions 3 and 4 are proposed for the election of two nominees of the Investor, Dr David Sinclair and Mr Tristan Edwards, subject to and with effect upon completion of the Subscription (the issue of the shares and Warrants to the Investor). It is proposed that Mr Meltzer will resign upon and subject to the Investor exercising its right to appoint a third nominee director. If Dr Sinclair and Mr Edwards are elected, two of a total of 6 Board members will be directors nominated by the Investor. If a third director is appointed, half the Board members will be directors nominated by the Investor.

As referred to above, if the Investor exercises Warrants and holds more than 50% of the issued shares, the Investor may be in a position to control the composition of the Board.

8.4	Illustrative examples

The exchange rate for the Subscription will be determined by exchange rate of US dollars (US$) to Australian dollars (A$) calculated at the date of completion of the Subscription^. As the exchange rate has not been set, the Company cannot indicate the precise number of Investor Shares and Warrants to be issued pursuant to the Subscription or provide an exact percentage of voting power the Investor may acquire upon completion of the Subscription.

For illustrative purposes only, the Investor would be issued 270,894,059 Investor Shares and 541,788,118 Warrants pursuant to the Subscription if the exchange rate of the Reserve Bank of Australia of A$1.00 to US$0.7099 on 7 February 2018 as referred to on page 6 of this Memorandum^ applied at completion (as distinct from the exchange rate referred to in Section 8.3 paragraph above for the purposes of calculating a maximum relevant interest percentage).

 ^ See the Important Note on page 6 for further information about the exchange rates used in this Memorandum.

EXPLANATORY MEMORANDUM

The first two tables below demonstrate the voting power that may be acquired by the Investor upon issue of the number of Investor Shares and exercise of the number of Warrants set out in the following illustrative examples at the illustrative A$1.00 to US$0.7099 exchange rate^:

Issue of Investor Shares and no Warrants exercised
at the illustrative A$1.00 to US$0.7099 exchange rate^

	Number of shares	Percentage of total
Existing ordinary shares	554,676,850	67.19%
Investor Shares	270,894,059	32.81%
Total	825,570,909	100%

Issue of Investor Shares and all Warrant exercised
at the illustrative A$1.00 to US$0.7099 exchange rate^

	Number of shares	Percentage of total
Existing ordinary shares	554,676,850	40.57%
Investor Shares	270,894,059	19.81	%*
Investor’s Warrant Shares	541,788,118	39.62	%*
Total	1,367,359,027	100%

* Sub-total holding of 59.43%.

The above tables:

(a)	are for illustrative purposes only and the number of Investors Shares and Warrants issued could substantially differ from those figures contained in the tables.

(b)	assume no further ordinary shares are issued by the Company and that no existing options are exercised.

If all the remaining Placement shares are issued with a 2 for 1 attaching option (as provided for in Resolution 7), and all the Warrants are exercised, based on the exchange rate of A$1.00 to US$0.7099 (see the Important Note on page 6), the Investor would hold approximately 53.4% of the then issued shares of the Company, assuming no further ordinary shares are issued by the Company and that no existing options are exercised.

The table on the following page demonstrates the voting power that may be acquired by the Investor upon issue of the number of Investor Shares and exercise of the number of Warrants set out in the following illustrative examples differing recent A$/US$ exchange rates^, including a notional exchange rate of 90% of the lowest exchange rate in the past 12 months, the lowest and highest exchange rates in the month before 7 February 2019 (being the date of the exchange rate referred to in the Important Note on page 6 of this Memorandum, which was shortly before the proposed Notice was submitted to ASIC) and the exchange rate on the date the Proposed Subscription was announced to ASX (28 December 2018) used in the Independent Expert’s Report (refer to the Report in Annexure A for more detail):

EXPLANATORY MEMORANDUM

	90% of lowest in past year (0.6945 on 3-Jan-19)	Announcement date (28 December 2018) used in the Independent Expert’s Report	Lowest during month before 7 Feb 19	Date before lodgement of Notice with ASIC	Highest during month before 7 Feb 19
Example A$1 to US$ Exchange Rate	0.62505 [90% of 0.0645]	0.7051 on 28-Dec-18	0.7095 on 25-Jan-19	0.7099 on 7-Feb-19	0.7268 on 31-Jan-19
Existing Shares	554,676,850 37.54%	554,676,850 40.40%	554,676,850 40.55%	554,676,850 40.57%	554,676,850 41.13%
Placement shares at 3.9 cents	307,667,694 20.82%	272,738,182 19.87%	271,046,783 19.82%	270,894,059 19.81%	264,595,064 19.62%
Warrant shares	615,335,389 41.64%	545,476,365 39.73%	542,093,565 39.63%	541,788,118 39.62%	529,190,127 39.24%
Total	1,477,679,933 100.00%	1,372,891,397 100.00%	1,367,817,198 100.00%	1,367,359,026 100.00%	1,348,462,041 100.00%
Sub-total holding of:	923,003,083 62.46%*	818,214,547 59.60%	813,140,348 59.45%	812,682,176 59.43%	793,785,191 58.87%

Source: RBA spreadsheet for 2018 to date downloaded from https://www.rba.gov.au/statistics/historical-data.html#exchange-rates

* This percentage is rounded up to the next whole number in this Memorandum. Also, the relevant interest in Resolution 2 includes the deemed interest in the relevant interest the Company will have in Lock-up Shares (not included in the above).

The above table:

(a)	and the exchange rates used in the table are for illustrative purposes only and the number of Investors Shares and Warrants issued could substantially differ from those figures contained in the table; and

(b)	assumes no further ordinary shares are issued by the Company and that no existing options are exercised.

See also the Important Note on page 6 for further information about the exchange rates used in this Memorandum.

EXPLANATORY MEMORANDUM

The Company makes no representation or warranty that the precise number of Investor Shares and Warrants actually issued upon completion of the Subscription will be the same as, or comparable to, the figures used for the purposes of the above illustrative examples, and shareholders should be aware the actual number of Investor Shares and Warrants issued if the Subscription proceeds could substantially differ from the illustrative examples^.

Because a holder of relevant interest in twenty percent (20%) or more of a company’s voting shares is deemed to have a relevant interest in shares held by that company, the Investor’s percentage interest in voting shares of the Company represented by the Investor’s relevant interests will be deemed to include the indirect relevant interest the Company will have in its own shares held by Continuing Directors which will be subject to Lock Up Letters as described in Section 9.3. That deemed relevant interest will only exist while the restrictions on disposal under the Lock Up Letters apply (up to 90 ASX trading days after completion of the Subscription) and will not represent any economic interest in or right to acquire the Continuing Directors’ shares.

8.5	Come-along Right

As noted in Section 1 of this Memorandum, it is proposed the Investor will, subject to completion of the Subscription, be granted the Come-along Right to maintain its ownership of the Company by participating in capital raising(s) on the same terms as other investors in the relevant capital raising(s). The Company may proceed with the relevant capital raising(s) irrespective of whether the Investor exercises its Come-along Right.

Noting the above, if the Investor does not exercise its Come-along Right to maintain its ownership of the Company in respect of a capital raising then its voting power will be reduced by conduct of that capital raising.

The Come-along Right does not apply to the issue of:

(a)	Shares and/or Warrants arising from the Placement or shares issued on exercise of Warrants; or

(b)	Shares upon exercise of options.

Accordingly, the issue of shares arising from the balance of the Placement or shares issued on exercise of Warrants, and the issue of shares upon exercise of any existing or future options will dilute the percentage holding of the Investor.

8.6	Director’s Recommendations

Having regard to the advantages and disadvantages and other matters set out in Section 6, and the overall opportunity for the Company to obtain funds pursuant to the Subscription, each existing Director of the Company other than Mr Lawrence Gozlan believes that the Subscription is the best funding arrangement available to the Company to meet current funding requirements and is in the best interests of shareholders as a whole and each existing Director other than Mr Lawrence Gozlan recommends that shareholders vote in favour of Resolution 1.

Having regard to his pre-existing relationship with the Investor noted in section 7.1 of this Memorandum, Mr Gozlan does not express any opinion about the Subscription or make any recommendation in respect of Resolution 1.

^ See the Important Note on page 6 for further information about the exchange rates used in this Memorandum.

EXPLANATORY MEMORANDUM

9.	Acquisition of relevant interests by the Company

9.1	Basis of acquisition of relevant interests

Restrictions on the disposal of securities are proposed to be entered into by the Investor and the Continuing Directors in connection with and as conditions of the Subscription, as set out below. A consequence of the restrictions is that the Company, as the party which can enforce the restrictions, will be deemed to have a relevant interest in its own shares. Shareholder approval is required for the Company (and consequently the Investor as a holder of more than 20% of the then issued shares of the Company) to obtain a relevant interest in more than 20% of its issued shares. Further detail is provided below.

9.2	Voluntary escrow of Investor Shares, the Warrants and Warrant Shares

The Company and the Investor have agreed to the voluntary escrow of Investor Shares, the Warrants and Warrant Shares to the extent required to ensure that until registered with the US Securities and Exchange Commission (SEC) by the Company or otherwise able to be traded lawfully in the US the Investor Shares, the Warrants and Warrant Shares cannot be traded on ASX. Registration is a requirement for being quoted NASDAQ as American Depositary Receipts (ADRs) for American Depositary Shares (ADSs) in the same way as ADSs and ADRs representing other shares of the Company traded on NASDAQ

The ASX Listing Rules require all ordinary shares of a listed company such as Prana to be admitted to official quotation (other than for limited exceptions not applicable here). The purpose of the voluntary escrow is to prevent the Investor Shares and any Warrant Shares being acquired on ASX by US persons before being able to be lawfully traded in the US.

Voluntarily escrowing the Investor Shares, the Warrants and the Warrant Shares issued upon exercise of the Warrants (if exercised), with a holding lock placed on Investor Shares and Warrant Shares, facilitates compliance with both US regulatory requirements and the ASX Listing Rules.

The voluntary escrow arrangements will restrict the disposal of Investor Shares, the Warrants and any Warrant Shares, severally. The holding lock preventing the disposal of the Investor Shares, the Warrants or Warrant Shares as applicable will be applied at the time of issue.

The escrow will end and the holding lock will be removed when and to the extent applicable Investor Shares, the Warrants or Warrant Shares can be traded lawfully in the US and are no longer restricted by the SEC. If only part of the Investor Shares, the Warrants or Warrant Shares are registered or otherwise able to be traded lawfully in the US, the escrow will end for those Investor Shares, the Warrants or Warrant Shares and the remainder will continue to be escrowed. The full terms and conditions of the voluntary escrow, including other circumstances in which the escrow may be terminated and the holding lock released, are summarised in Section 10.

The SEC has discretion to impose conditions of registration of Investor Shares, the Warrants and/or the Warrant Shares which may include, amongst other things, requiring the Investor Shares, the Warrants and/or Warrant Shares not be tradeable until registration and related requirements are met. The Company will not know if the SEC will exercise its discretion and, if it does, the extent of the requirements it will impose until after completion of the Subscription. The escrow will apply for as long as required to facilitate compliance with ASX and US regulatory requirements.

The above arrangements are contained in the Purchase Agreement, summarised in Section 10 of this Memorandum. The voluntary escrow only restricts disposal of securities (directly or indirectly), and while the holder is in compliance with the terms of the escrow all other benefits, including voting and dividend rights, remain with the Holder.

EXPLANATORY MEMORANDUM

9.3	Director Lock-Up

It is a condition of the Subscription that all Continuing Directors will be provided letters to the Company (Lock- Up Letters) in which they voluntarily undertake not to dispose of shares and options they hold in the Company within the first ninety ASX trading days after the Investor Shares are issued under the Subscription.

A summary of the terms on which shares may be transferred under the Lock-Up Letter are set out under sections 9.5 and 9.6 of this Memorandum.

The Lock-Up Letters will only restrict disposal of the securities (directly or indirectly) and while the holder is in compliance with the terms of the Lock-Up Letters all other benefits, including voting rights, remain with the holder.

Details of the holdings of the Continuing Directors are set out below. The percentages are calculated on the basis of the illustrative number of Investor Shares and Warrants in the first two example tables in section 8.4 of this Memorandum:

Continuing Directors	Shares (current %)	% if only Investor Shares issued	% if all Placement shares and Warrants issued and all Warrants exercised	Options (exercise price $0.11 expiring 14/12/2022)
Mr Geoffrey Kempler	18,011,000 (3.25%)	2.18%	1.18%	5,000,000
Mr Peter Marks	43,111 (0.01%)	0.01%	Less than 0.01%	1,250,000
Mr Brian Meltzer	326,666 (0.06%)	0.04%	0.02%	1,250,000
Mr Lawrence Gozlan	Nil	Nil	Nil	1,250,000
Total	18,380,777 (3.31%)	2.23%	1.21%	8,750,000

For the purposes of calculating the illustrative aggregate relevant interests above that may arise from the lock-up of shares (including shares issued upon exercise of options) it is assumed all options have been exercised with shares issued upon exercise of options being subject to lock-up on identical terms to existing shares. However, the options held by the Continuing Directors are out-of-money based on closing share price as at 7 February 2019 and it should not be assumed from the above that those options are likely to be exercised during the lock-up period or at any particular time or at all in the future.

9.4	Corporations Act – deemed relevant interests

The Act provides that:

(a)	a person is taken to have a relevant interest in securities if the person, amongst other things, has power to dispose of, or control the exercise of power to dispose of, those securities;

(b)	a person’s voting power is based on the number of voting shares that person (or their associates) has a relevant interest in, even if the person’s relevant interest in voting shares is based on control over disposal of the shares (rather than control over voting rights attached to the shares; and

(c)	a body corporate may have a relevant interest in its own securities.

EXPLANATORY MEMORANDUM

The voluntary escrow of Investor Shares and Warrant Shares (if any) and the lock-up of those shares (including any shares issued upon exercise of existing options) held by Continuing Directors will impose disposal restrictions. The Company will therefore be deemed to have acquired a relevant interest in all those shares that will be subject to voluntary escrow or the Lock Up Letters. As the voluntary escrow of Investor Shares and Warrant Shares (if any) and shares held by Continuing Directors to which the Lock Up Letters will apply will result in the Company having a relevant interest in more than 20% of the then issued voting shares of the Company shareholder approval is required.

The relevant interests arise in respect of direct or indirect disposal restrictions only, and while the holder is in compliance with the terms of the voluntary escrow or Lock Up Letters (as applicable) all other benefits, including voting and dividend rights, remain with the Holder.

No associate of the Company will acquire any relevant interest in issued voting shares of the Company as a result of the voluntary escrow or the Lock Up Letters, except that as a holder of 20% or more of the then issued voting shares of the Company the Investor will have a deemed relevant interest in all the voting shares in which the Company has a relevant interest. As a result, the total relevant interests of the Investor during the period of the lock up restrictions on the Continuing Directors’ shares will be equal to the Company’s relevant interests.

9.5	Terms of restriction on disposal

The disposal restrictions proposed to be imposed on Investor Shares, the Warrants and the Warrant Shares (if any) and shares held by Continuing Directors (including upon exercise of existing options) will result in the Company applying a holding lock to those shares as soon as practicable after:

(a)	in respect of Investor Shares and the Warrants, completion of the Subscription;

(b)	In respect of Warrant Shares, the issue of shares upon valid exercise of Warrants held by the Investor;

(c)	in respect of shares held by Continuing Directors, receipt of shareholder approval; and

(d)	in respect of shares issued upon exercise of existing options held by Continuing Directors, the issue of shares upon valid exercise of such options.

The above securities will be subject to the holding lock until the earlier of expiration of the relevant period for which the disposal restrictions are in effect (described in Section 9.2) or:

(a)	acceptance of a bona fide takeover bid made under Chapter 6 of the Act in respect of the shares subject to voluntary escrow; or

(b)	the transfer or cancellation of the shares subject to voluntary escrow as part of a scheme relating to the Company under part 5.1 of the Act;

(c)	the transfer is required by applicable law, including a court order; or

(d)	in the case of shares subject to the Lock-Up Letter, as provided for in section 9.6 of this Memorandum. The disposal restrictions will only affect disposal. All other benefits of shares will remain with the holder.

9.6	Lock-Up Letters – other circumstances where shares may be transferred:

In addition to those circumstances set out in section 9.5 of this Memorandum, shares subject to the disposal restrictions in the Lock-Up Letter may be transferred:

(a)	if the Continuing Director holds those shares personally:

(i)	as a bona fide gift to any member of their immediate family;

EXPLANATORY MEMORANDUM

(ii)	to a trust the direct or indirect beneficiaries of which are exclusively the Continuing Director or members of their immediate family;

(iii)	by will or intestate succession up the death of the Continuing Director; or

(iv)	as a bona fide gift to a charity or education institution;

(b)	if the Continuing Director holds the shares in a corporation, partnership, limited liability company or other business entity:

(i)	in connection with the sale or other bona fide transfer in a single transaction or all or substantially all of the capital stock, partnership interests, membership interests or similar equity interests;

(ii)	in connection with the transfer of all or substantially all of the assets;

(iii)	to another corporation, partnership, limited liability company or other business entity so long as the transferee is an affiliate of the Continuing Director, provided the transfer is not for value; or

(iv)	to any investment fund or other entity that controls or manages the entity holding the shares, in each case in a transaction, provided the transfer is not for value.

(c)	if the Continuing Director holds the shares in a trust, distributions of ordinary shares or any security directly or indirectly convertible to ordinary shares to a trustee or the beneficiaries or to the estate of a beneficiary of such trust in a transaction not involving a disposition for value;

(d)	in connection with the vesting or exercise of any equity awards granted pursuant to the Company’s equity incentive plans to the extent necessary to satisfy tax withholding obligations;

(e)	pursuant to agreements under which the Company has an option to repurchase such securities, or a first refusal with respect to such securities;

(f)	the establishment of a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934.

9.7	Calculation of relevant interests

The Company will have relevant interests in all Investor Shares and Warrant Shares (if any) are to be voluntarily escrowed until the requirements of the SEC are known. The Company will also have relevant interests in all those shares held by Continuing Directors the subject of the Lock-Up Letters.

The Company currently has no relevant interests or voting power (0%) in its own voting shares. The relevant interests of the Company in its own voting shares (and as a consequence the deemed relevant interests of the Investor as a holder of more than 20% of the Company’s then issued voting shares) will increase from zero to up to 64%^ as a result of the voluntary escrow agreements and Lock-Up Letters.

This percentage is stated as a maximum. The maximum percentage has been calculated as if the Australian dollar to US dollar exchange rate at the time of completion of the Subscription is A$1.00 to US$0.6251 (10% less than the lowest closing exchange rate in the 12 months prior to the date of the Notice, being A$1 to US$0.6945 on 3 January 2019), rounding the percentage up to the next whole number, on the basis of all the Investor’s Warrants being exercised before the end of the escrow and lock-up periods, and no other shares or Warrants are issued by the Company notwithstanding the proposal to issue further shares and warrants which is the subject of Resolution 7. If the A$/US$ exchange rate is more favourable, further shares or Warrants are issued by the Company, or if Warrants issued to the Investor are not exercised during the escrow and lock-up periods, the actual percentage relevant interest will be less than the maximum percentage above.

^ Please refer to footnote 1 on page 2.

EXPLANATORY MEMORANDUM

Using the figures contained in the first example in section 8.3 of this Memorandum using the illustrative A$1.00 to US$0.7099 exchange rate^ (as distinct from the exchange rate referred to in the paragraph above for the purposes of calculating a maximum relevant interest percentage), the following illustrates the aggregate relevant interests that may be acquired by the Company:

	Number of shares	% if options held by Continuing Directors exercised	% if only Investor Shares issued	% if all Investor’s Warrants exercised
Investor Shares	270,894,059	Not applicable	32.47%	19.69%
Investor’s Warrant Shares (assumes all Investor’s Warrants exercised)	541,788,118	Not applicable	Not applicable	39.37%
Maximum shares held by Continuing Directors (assuming exercise of all their options)	27,130,777	4.82%	3.25%	1.97%
Total	839,812,953	4.82%	35.72%	61.03%

Note, as above, that the options held by the Continuing Directors are out-of-money based on closing share price as at 7 February 2019 and it should not be assumed from the above that those options are likely to be exercised during the lock-up period or at any particular time or at all in the future

The above table:

(a)	is for illustrative purposes only and the number of Investors Shares and Warrant Shares issued and percentages could substantially differ from those figures used for the above table; and.

(b)	assumes no further ordinary shares are issued by the Company and that no existing options except those held by the Continuing Directors that are subject to the Lock-Up Letters are exercised.

The Investor, as a holder of more than 20% of the then issued shares of the Company will also acquire the same relevant interests. This amount will be the aggregate of the percentage relevant interest the Investor acquires as a result of the Subscription (see Section 8 of this Memorandum for further details) plus the percentage interest represented by the Continuing Directors’ shares (assuming exercise of all options they hold and such interest will be diluted following issue of Investor Shares and Warrant Shares (if any)). The deemed relevant interest in Continuing Directors’ shares will only exist while the restrictions on disposal under the Lock Up Letters apply (up to 90 ASX trading days after completion of the Subscription) and will not represent any economic interest in or right to acquire the Continuing Directors’ shares.

^ See the Important Note on page 6 for further information about the exchange rates used in this Memorandum.

EXPLANATORY MEMORANDUM

9.8	Purpose of voluntary escrow and Lock-Up

Investor Shares and Warrant Shares – Voluntary Escrow

The purpose of the Company acquiring a relevant interest as a result of the voluntary escrow of the Investor Shares, the Warrants and Warrant Shares (if any) is to prevent the Investor Shares, and any Warrant Shares being acquired on ASX by US persons before being able to be lawfully traded in the US.

Shares and options held by Continuing Directors – Lock-Up Letters

The purpose of the Company acquiring a relevant interest in the shares (including as issued upon exercise of existing options) held by Continuing Directors is to satisfy a requirement of the Subscription and thereby provide comfort to the Investor that the Continuing Directors are committed to the business and operations of the Company and to further align the interests of the Continuing Directors with all shareholders.

9.9	Directors’ interests in securities

The interests in securities of each of the Continuing Directors and Resigning Directors, including their current percentage ownership of the shares of the Company and the potential dilutive impact of the Subscription (using the illustrative example provided in section 8.3 of this Memorandum^) on their ownership are set out below:

Existing Directors	Shares (%)	% if only Investor Shares issued	% if only Investor Shares issued and Investor’s Warrants exercised	Options (exercise price $0.11 expiring 14/12/2022)
Mr Geoffrey Kempler	18,011,000 (3.25%)	2.18%	1.32%	5,000,000
Mr Peter Marks	43,111 (0.01%)	0.01%	Less than 0.01%	1,250,000
Mr Lawrence Gozlan	Nil	Nil	Nil	1,250,000
Mr Brian Meltzer	326,666 (0.06%)	0.04%	0.02%	1,250,000
Dr George Mihaly	226,666 (0.04%)	0.03%	0.02%	1,250,000
Prof. Ira Shoulson	Nil	Nil	Nil	1,250,000
Total	18,607,443 (3.35%)	2.25%	1.36%	11,250,000

Notes to table:

−	Professor Ira Shoulson and Dr George Mihaly will retire immediately upon completion of the Subscription.

−	Dr David Sinclair and Mr Tristan Edwards, who are nominees of the Investor and are proposed for election as Directors at the Meeting, do not hold securities in the Company.

−	Mr Brian Meltzer is proposed to retire as a Director upon exercise by the Investor of its right to nominate a third director to join the Board.

^ See the Important Note on page 6 for further information about the exchange rates used in this Memorandum.

EXPLANATORY MEMORANDUM

10.	Purchase Agreement

On 21 December 2018 the Company and the Investor entered into the Purchase Agreement which provides the terms and conditions upon which the Investor will make the Subscription. The Purchase Agreement also contains details of the nomination rights and the Come-along Right proposed to be granted upon and subject to completion of the Subscription, as well as the proposed voluntary escrow of Investor Shares and Warrant Shares.

Terms of the Purchase Agreement are also described elsewhere in this Memorandum.

Completion (Closing)

Completion of the Subscription including payment of the subscription amount by the Investor and the issue of the Investor Shares and the Warrants is conditional upon:

−	the Company obtaining all required shareholder approvals for the Subscription to occur (including, without limitation, all necessary approvals under item 7 of section 611 of the Corporations Act to enable the Investor to acquire all Shares under the Subscription, regardless of the prevailing $A/US$ exchange rate) and the election of Dr David Sinclair and Mr Tristan Edwards. These shareholder approvals are sought in the Notice;

−	any other required regulatory or third party consents, registrations, qualifications, permits and approvals having been obtained by the Company, and all regulatory filings by the Company being up to date;

−	delivery of the Lock Up Agreements;

−	representations and warranties by the parties remaining true and neither party being in material breach of the Purchase Agreement;

−	delivery by the Company of pre-closing opinions and certifications; and

−	the Company having given the share registry irrevocable written instructions to record the issue the Investor Shares and Warrants subject only to completion occurring.

The Investor may waive the above conditions other than the requirement to obtain shareholder approvals, representations or warranties by the Investor in the Purchase Agreement not being true, or the Investor being in material breach of the Purchase Agreement.

Completion is to occur three business days after the satisfaction or waiver of the last of the above, or such later date as the Company and the Investor agree. Therefore if Resolutions 1, 2, 3 and 4 are passed it is anticipated completion will occur within one week after the Meeting.

Post Completion

After completion, the Company is to prepare, and, as soon as practicable but in no event later than 30 days after the completion date file with the SEC a registration statement under the US Securities Act of 1933 on appropriate form covering the resale of the Investor Shares, the Warrants and (in anticipation of being issued if the Warrants are exercised) the Warrant Shares. The Company shall use its commercially reasonable efforts to have the Registration Statement declared effective by the Commission as soon as practicable. If the SEC does not register all the Investor Shares, the Warrants and the Warrant Shares initially, the Company must seek further registrations if available until all the Investor Shares, the Warrants and the Warrant Shares can be traded without restriction in the US.

EXPLANATORY MEMORANDUM

The Company is to enable the Investor to appoint a third nominee director to the Board and maintain up to three directors nominated by it on the Board while the Investor holds at least 20% of the issued shares of the Company, and until the expiry date of the Warrants (19 December 2019) enable the Investor to participate in future capital raisings under the Come-along Right.

Representations and warranties

The Purchase Agreement contains various representations and warranties from the Company which are typical for arrangements of this kind, including:

•	The Company warranting as to its existing capital structure, including shares and options on issue;

•	That the Company owns or possesses the valid right to use its intellectual property rights and assets required for the conduct of its business;

•	There is no claim, action, suit, arbitration, investigation or other proceeding against or to the knowledge of the Company or its subsidiaries;

•	The Company is in compliance with applicable laws; and

•	Warranties with respect to employees of the Company and its subsidiaries.

The above is a summary only and is not an exhaustive list of warranties in the Purchase Agreement.

Indemnities

The Company and the Investor agree to indemnify each other against all expenses, claims, losses, damages or liabilities arising from:

(a)	any untrue statement of a material fact contained in any registration statement, prospectus, offering circular or other document;

(b)	any omission (or alleged omission) to state a material fact required to be stated or necessary to make the statements therein not misleading; and

(c)	upon any violation of applicable law.

The indemnity provided by the Investor to the Company at (a) and (b) above is limited to only the extent such untrue statement or omission is made in such registration statement, prospectus, offering circular or other document in reliance upon and in conformity with written information furnished to the Company by an instrument duly executed by the Investor and stated to be specifically for use therein.

The liability of each party shall not exceed the net amount of net proceeds to the Investor of the securities sold in any such registration.

The Company also indemnifies the Investor and its affiliates for breach of representation, warranty, covenant or agreement made by or to be performed on the part of the Company in connection with the Subscription.

General

The Company must execute a deed of access, insurance and indemnity with each Director nominated by the Investor in a pre-agreed form immediately prior to the appointment of the nominee. These deeds will include an obligation on the Company to maintain insurances and records and provide access for the director and its advisors to records, as well as indemnifying the director during and after holding office. Each nominee director is to be remunerated by the Company on terms no less favourable than other members of the Board in their capacity as directors.

EXPLANATORY MEMORANDUM

The Purchase Agreement otherwise contains terms typical for agreements of this kind, including the procedure for payment of funds and issue of securities pursuant to the Subscription and the Purchase Agreement being governed by the laws of the State of New York.

11.	Change of name to Alterity Therapeutics Limited

Section 157(1)(a) of the Act provides a company may change its name if the company passes a special resolution. Resolution 5 seeks shareholder approval for the Company to change its name to Alterity Therapeutics Limited.

If Resolution 5 is passed, the Company will lodge a copy of the special resolution with ASIC in order to effect the name change.

Resolution 5 is a special resolution. For a special resolution to be passed, at least 75% of the votes validly cast of the resolution by shareholders (by number of shares) must be in favour of the resolution.

For the avoidance of doubt, Resolutions 1 to 4 are not conditional upon Resolution 5 passing, however Resolution 5 will be withdrawn in the event that any of Resolutions 1 to 4 are not passed by shareholders.

The Directors unanimously recommend that shareholders vote in favour of Resolution 5.

12.	Placement

On 28 December 2018 the Company announced that it proposed raising up to US$2 million^ (being the Placement). As at the date of the Notice, the Company has issued 17,710,800 fully paid ordinary shares at an average issue price of A$0.0467 (4.67 cents) to investors exempt from the disclosure requirements of Chapter 6D of the Corporations Act, which raised US$578,547 (equivalent to A$826,825) before costs at the exchange rates applying at the time of the issues. Further details of these issues are provided below. A balance of up to approximately US$1,421,000 of the up to US$2 million sought to be raised remains.

The Company seeks shareholder approval for:

(a)	ratification of the prior issue of 17,710,800 shares under the Placement; and

(b)	approval to issue the number of shares (each with two free-attaching Warrants) equal to the Australian currency equivalent of approximately US$1,421,000 divided by A$0.039 (3.9 cents).

Further details of the resolutions proposed by the Company with respect to the Placement are set out below.

Resolution 6 – Ratification of prior issue of shares

Resolution 6 seeks shareholder ratification pursuant to ASX Listing Rule 7.4 for the prior issue of a total of total issue of 17,710,800 fully paid ordinary shares which raised US$578,547 before costs, the equivalent of A$826,825 at average an issue price of $0.467 (4.67 cents) per share on 4 January 2019 and 4 February 2019.

^ See the Important Note on page 6 for further information about the exchange rates used in this Memorandum.

EXPLANATORY MEMORANDUM

The shares, represented by ADRs (American Depository Receipts) were issued as part of the Placement using the Company’s existing at-the-market (“ATM”) facility to unrelated investors that did not require disclosure under Chapter 6D of the Corporations Act as follows:

Date	Shares	US$	A$	Price per share in A$
4 January 2019	15,789,360	522,707	749,995	0.0475
4 February 2019	1,912,440	55,840	76,830	0.0402
TOTALS	17,701,800	578,547	826,825	0.0467

The issues were the subject of Appendix 3Bs released to ASX on 7 January 2019 and 5 February 2019 respectively. The Australian dollar equivalents of the US dollar amounts received (before costs) per share, and hence in total, are as stated in the two Appendix 3Bs

The shares the subject of Resolution 6 were issued without shareholder approval using the Company’s existing placement capacity under ASX Listing Rule 7.1. ASX Listing Rule 7.1 provides, subject to Listing Rule 7.1A (among others), that a company must not, subject to specified exceptions, issue or agree to issue during any twelve month period any equity securities, or other securities with rights to conversion to equity (such as options), if the number of those securities exceeds 15% of the number of securities in the same class on issue at the commencement of that twelve month period.

ASX Listing Rule 7.4 provides that where a company’s shareholders ratify the prior issue of securities made pursuant to ASX Listing Rule 7.1 (provided that the previous issue of securities did not breach ASX Listing Rule 7.1) those securities will be deemed to have been issued with shareholder approval for the purposes of ASX Listing Rule 7.1.

By ratifying this issue, the Company will retain the flexibility to issue equity securities in the future up to the 15% annual placement capacity pursuant to ASX Listing Rule 7.1 without the requirement to obtain prior shareholder approval.

The following information is provided in accordance with the requirements of ASX Listing Rule 7.5. The detail for the two issues is set out in the table above:

(a)	The total number of securities issued was 17,710,800 fully paid ordinary shares.

(b)	The price at which the shares were issued was an average of A$0.467 (4.67 cents) per share.

(c)	The shares have the same terms and rights as, and rank equally with, the Company’s existing listed fully paid ordinary shares.

(d)	The shares were issued under ADRs (American Depository Receipts) to unrelated professional, sophisticated and other exempt investors that did not require disclosure under Chapter 6D of the Corporations Act.

(e)	Funds raised by the issue of shares have been, or will be, applied to the same matters as funds raised under the Subscription. Further details of the proposed use of funds are set out in section 6 of this Memorandum.

(f)	A voting exclusion is contained in the Notice accompanying this Memorandum. The Directors unanimously recommend that shareholders vote in favour of Resolution 6.

EXPLANATORY MEMORANDUM

Resolution 7 – Approval to issue shares and Warrants

Resolution 7 seeks shareholder approval pursuant to ASX Listing Rule 7.1 for the issue of the number of fully paid ordinary shares calculated as set out below at an issue price of $0.039 (3.9 cents) per share, with each share to be accompanied by two Warrants, to investors from the disclosure requirements under Chapter 6D of the Corporations Act.

The number of shares to be issued pursuant to this approval is to be equal to the Australian currency equivalent of approximately US$1,421,000 divided by A$0.039 (3.9 cents).

ASX Listing Rule 7.1 provides that a company must not, subject to specific exceptions, issue or agree to issue during any twelve month period any equity securities, or other securities with rights to conversion to equity (such as Warrants), if the number of those securities exceeds 15% of the company’s issued share capital at the commencement of the twelve month period. One circumstance where an action or an issue is not taken into account in calculating the 15% threshold is where the issue has the prior approval of shareholders at a general meeting.

The following information is provided in accordance with the requirements of ASX Listing Rule 7.3:

(a)	The maximum number of securities to be issued under the approval sought through this resolution is equal to the Australian currency equivalent of approximately US$1,421,000 divided by A$0.039 (3.9 cents) with each share issued pursuant to this shareholder approval to be accompanied by two Warrants.

(b)	The shares and Warrants are proposed to be issued as soon as practicable after the Meeting and, in any event, no shares and/or Warrants to which this Resolution 7 relates will be issued later than 3 months after the date of the Meeting.

(c)	Shares will be issued at A$0.039 (3.9 cents) each. Warrants will be issued as free-attaching on the basis of two Warrants for each share issued.

(d)	The shares and Warrants will be issued to unrelated professional, sophisticated and other exempt investors who do not require disclosure under Chapter 6D of the Corporations Act who are proposed to comprise a mix of existing shareholders and new investors.

(e)	The shares will have the same terms and rights as, and rank equally with, the Company’s existing listed fully paid ordinary shares. The Warrants will vest two months after completion of the Subscription, have an exercise price of A$0.045, expire 19 December 2019 and otherwise have the terms set out in Annexure C.

(f)	Funds raised from the issue of shares are intended to be applied to the same items as the Subscription. Further details of the proposed use of funds are set out in section 6 of this Memorandum. No funds will be raised from the issue of Warrants. Funds raised upon exercise of Warrants (if any) will be applied to meeting the working capital requirements of the Company at the time of exercise.

(g)	A voting exclusion is contained in the Notice accompanying this Memorandum. The Directors unanimously recommend that shareholders vote in favour of Resolution 7.

13.	Other material information

There is no other information known to the Board which may be material to the decision on how to vote on all Resolutions set out in the Notice.

EXPLANATORY MEMORANDUM

14.	Directors’ recommendations

For the reason noted in section 7.1 of this Memorandum Mr Lawrence Gozlan has declined to give a recommendation in respect of any of Resolutions 1, 3 and 4.

Each of the Directors other than Mr Gozlan recommend shareholders vote in favour of Resolutions 1, 3, and 4. The reasons for the recommendations of the Director’s other than Mr Gozlan in respect of Resolution 1 are set out in Section 8.6 of this Memorandum.

As the Company will acquire relevant interests if Resolution 2 is passed none of the Directors make any recommendation with respect to Resolution 2.

The Directors unanimously recommend that shareholders vote in favour of Resolutions 5, 6 and 7.

15.	Voting prohibitions

A voting prohibition as provided for in the Act applies to Resolutions 1 and 2. There are no voting prohibitions with respect to resolutions 3, 4 or 5.

A voting exclusion statement as set out in the Notice applies to Resolutions 6 and 7.

Note: US$ refers to US dollars and A$ refers to Australian dollars. If not specified, monetary amounts are in Australian dollars.

EXPLANATORY MEMORANDUM

Annexure A
Independent Expert’s Report

FTI CONSULTING

PRANA BIOTECHNOLOGY LIMITED

PROPOSED SUBSCRIPTION
INDEPENDENT EXPERT'S REPORT AND FINANCIAL SERVICES GUIDE

26 FEBRUARY 2019

EXPERTS WITH IMPACT

Prana Biotechnology Limited Independent Expert’s Report and Financial Services Guide

26 February 2019

The Independent Directors

Prana Biotechnology Limited

Level 3

460 Bourke Street

Melbourne

VIC 3000

Dear Independent Directors

Independent Expert’s Report for Prana Biotechnology Limited

1.	Introduction

On 28 December 2018, the directors (Directors) of Prana Biotechnology Limited (Prana or the Company) announced that Prana has entered into a Securities Purchase Agreement (Purchase Agreement) with Life Biosciences LLC (Life Biosciences or the Investor):

•	to raise up to approximately US dollars (USD) 24.8 million (Australian dollars ($ or AU$) 35.2 million)[1] before costs from Life Biosciences (the Proposed Subscription); and

•	permitting Prana to undertake an additional raising of up to USD2 million before costs from other investors (and potentially further raisings from the exercise of warrants issued to such investors) (the Placement).

The Proposed Subscription is comprised of:

•	an initial investment by the Investor of USD7.5 million ($10,636,789) to purchase fully paid ordinary shares (approximately 273 million shares) in Prana at an issue price of $0.039 per share (Investor Shares). Each Investor Share is to be accompanied by two free-attaching short-term warrants (see below) to acquire ordinary shares; and

•	up to approximately a further $24,546,436 (USD17,307,692) upon exercise by the Investor of free-attaching short- term warrants to acquire ordinary shares, each warrant having an exercise price of $0.045, vesting two months after completion of the Proposed Subscription, expiring 19 December 2019 (Life Biosciences Warrants).

As a result of the Proposed Subscription, Prana will have a relevant interest2 in more than 20% of its issued voting shares by virtue of:

•	the voluntary escrow arrangements agreed between Prana and Life Biosciences (Voluntary Escrow) in relation to the Investor Shares, the Options and any shares issued upon the exercise of the Options (Option Shares); and

•	an observation of lock-up arrangements by the existing Directors who will continue as Directors following completion of the Proposed Subscription (Continuing Directors)[3] not to dispose of shares and options they hold in Prana within the first ninety ASX trading days after the Investor Shares are issued under the Proposed Subscription, on and subject to the terms of those arrangements (Lock-Up Arrangements).

1 Important Note – Amounts may differ from the announcement due to exchange rates used in this report or rounding. Exchange rates at the date of completion of the Proposed Transaction are currently unknown: The exchange rate published by the Reserve Bank of Australia (RBA) for 28 December 2018, as discussed in Section 1.1 of AUD:USD at 0.7051 has been assumed throughout this IER, unless stated otherwise. Any Australian dollar amounts or numbers of Investor Shares, the maximum number of shares by exercising the Warrants, and any percentages relating thereto, in respect of or relating to the Proposed Subscription are provided as examples assuming that exchange rate, unless stated otherwise. The actual exchange rate applied at completion of the Proposed Subscription will be the rate published by the RBA for the business day in Sydney, NSW before completion date, and may be different. The number of Investor Shares, and the maximum number of shares (assuming all Warrants are exercised) will be determined by the actual exchange rate applied at completion.

2 Under Section 608(3) of the Corporation Act (Cth) 2001 (Act), a relevant interest arises where a person has the power to control the disposal of securities. Section 608(9) of the Act provides that a body corporate can have a relevant interest in its own securities.

3 The Continuing Directors are Mr Geoffrey Kempler, Mr Peter Marks, Mr Brian Meltzer and Mr Lawrence Gozlan.

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The approval of the Proposed Subscription (Resolution 1 in the notice of general meeting (Notice of General Meeting) to be sent to the shareholders of Prana (Shareholders)) and the approval of the arising of a relevant interest in its own shares for Prana (Resolution 2 in the Notice of Meeting) are interdependent. Resolutions 1 and 2 are also interdependent with Resolutions 3 and 4 for the election of two new directors (with effect subject to and upon completion of the Proposed Subscription.4 If any of the interdependent resolutions is not passed, the rest of these resolutions will be withdrawn and any and all of these resolutions already passed by the Shareholders will not be acted upon by Prana.

As a result of the Proposed Subscription, if approved, Life Biosciences will receive approximately 33.0% of the post- Proposed Subscription issued voting shares of Prana, while it currently holds no voting rights. In the case that Life Biosciences exercises all Warrants in the future, it would increase its shareholdings of Prana to up to approximately 59.6,5 if the shares issued post the announcement date explained below are included in the number of shares on issue, and using the exchange rate as of 28 December 2018 of 0.7051 USD/AUD. As the actual number of Investor Shares and Life Biosciences Warrants to be issued as a result of the Proposed Subscription depends on the AUD:USD exchange rate, using a hypothetical scenario of exchange rate of 0.6251 USD/AUD, would change the above percentages to 35.7% and 62.5%, respectively6.

As specified in the Notice of General Meeting, the Company is seeking shareholder approvals in respect of raising up to USD2 million (before costs), as outlined above and referred to as the Placement. It is important to note that the Placement is in addition to, and does not form part of, the Proposed Subscription. Below are outlined details of the Placement for context, as these occurred post the date of the announcement.

Pursuant to the Placement, using its existing at-the-market (ATM) facility, the Company issued:

•	15,789,360 fully paid ordinary shares at an issue price of $0.0475 per share, raising $749,995 before costs of the issue (or the equivalent of USD522,707 at the exchange rate of 0.6969 USD/AUD applying at the time of the issue) on 4 January 2019, and

•	1,912,440 fully paid ordinary shares at an issue price of $0.0402 per share, raising USD55,840 before costs of the issue (the equivalent of $76,830 at the exchange rate applying at the time of the issue of 0.07268 USD/AUD) on 4 February 2019.

The shares issued were represented by ADRs (American Depository Receipts) and were issued in accordance with the ATM facility to unrelated investors that did not require disclosure under Chapter 6D of the Corporations Act.

The total issue of 17,710,800 shares raised $826,825, or an average of $0.467 per share at the respective dates, the equivalent of USD578,547. The balance is sought to be raised through an issue of shares at $0.039 per share, with each share to be accompanied by two free-attaching Warrants. The Come-along Right proposed to be granted to the Investor does not apply to shares, Warrants or Warrant Shares issued as part of the Placement.

In order to assist the Shareholders that are not associated with Life Biosciences (the Non-Associated Shareholders) evaluate the Proposed Subscription, the Directors of Prana that are not associated with Life Biosciences (Independent Directors) have engaged FTI Consulting (Australia) Pty Limited (FTI Consulting or we or us or our) to prepare an independent expert’s report (IER or Report) to assess whether the Proposed Subscription and the Voluntary Escrow are fair and reasonable to the Non-Associated Shareholders.

4 Refer to Section 4.1. in the Explanatory Memorandum.

5 In the case that Life Biosciences exercises all Life Biosciences Warrants in the future post-Proposed Subscription, and as the full USD2 million under the Placement to other investors is raised (excluding any potential exercise of warrants issued as part of the Placement), Life Biosciences would increase its shareholdings of Prana to approximately 59.6%, assuming all shares and attached Warrants under the Proposed Subscription are issued and exercised, excluding exercise of existing options. It should be noted that the exact number of shares issued will not be known until the date of the issue, as it is dependent on the AUD:USD exchange rate as at the date of the Subscription. If the exchange rate changes to 0.6251 USD/AUD, in a hypothetical scenario, the stated percentage here change to 62.46%.

6 For details refer to the Explanatory Memorandum.

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In assessing the value of Prana’s shares, we have assumed a valuation date a current date set at 20 February 2019 (the Valuation Date), which is post the date of the announcement of the Proposed Subscription, 28 December 2018, as it was necessary to incorporate recent developments post the announcement date, such as the capital raisings on 4 January 2019 and 4 February 2019 (Share Issues).

2.	Purpose of the Report

Section 606 of the Corporation Act (Cth) 2001 (the Act) (Section 606) prohibits a person from acquiring a relevant interest in a public company where that person has a voting right of 20.0% or less and their voting right would increase to more than 20.0% due to acquisition of that relevant interest.

Section 611, Item 7 of the Act (Section 611) provides that such an acquisition will be exempted from the prohibition under Section 606 if the acquisition is approved by shareholders at a general meeting.

The Proposed Subscription, if completed, will result in Life Biosciences increasing its voting rights in Prana from less than 20.0% (currently no voting rights) to a position of more than 20.0% (namely, 33.0%7 of voting rights).

Prana will also have a relevant interest of more than 20.0% of its issued capital during the periods associated with the Voluntary Escrow and the Lock-Up Arrangements. Under Section 608(3) of the Act, a relevant interest arises where a person has the power to control the disposal of securities (for example, as a result of the Lock-Up Arrangements associated with the Proposed Subscription). Section 608(9) of the Act provides that a body corporate can have a relevant interest in its own securities.

Therefore, the Directors are seeking approval of Shareholders of the Proposed Subscription and the Voluntary Escrow.

Our IER is prepared pursuant to Item 7 of Section 611 of the Act. This IER is to be included in the Notice of Meeting and Explanatory Memorandum prepared by the Directors regarding the Proposed Subscription that is to be sent to the Shareholders and is to assist the Non-Associated Shareholders in their decision whether to approve the Proposed Subscription and the Voluntary Escrow.

Further information regarding the purpose of this IER is provided in Section 2 of our detailed report attached.

3.	Basis of evaluation

Our IER has been prepared having regard to Australian Securities and Investments Commission (ASIC) Regulatory Guide 111 Content of Expert’s Reports (RG 111), Regulatory Guide 74 Acquisitions approved by members (RG 74) and Regulatory Guide 112 Independence of Experts (RG 112).

In arriving at our opinion, we have assessed the terms of the Proposed Subscription as summarised in our report and set out in the Notice of General Meeting and Explanatory Memorandum.

In assessing whether the Proposed Subscription is fair and reasonable we have, in accordance with RG 111:

•	assessed it to be fair if the value of an issued share in Prana after the Proposed Subscription (on a minority interest basis) is greater than or equal to the value of an issued share in Prana before the Proposed Subscription (on a controlling interest basis); and

7 Based on the number of shares on issue as at a current date, set at 20 February 2019. .

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•	considered the Proposed Subscription to be reasonable if it is fair, or despite not being fair, the advantages to the Shareholders outweigh the disadvantages.

Further details of the basis of evaluation are provided in Section 2 of our detailed report attached.

4.	The Proposed Subscription is Not Fair

4.1.	Valuation of an issued share in Prana before and after the Proposed Subscription

We have assessed the fair value of an issued share of Prana as at the Valuation Date before the Proposed Subscription based on the quoted market price (QMP) method (on a controlling basis) as a primary valuation method and the net assets method (NA Method) assuming going concern, as a cross check.

We assessed the fair value of the shares of Prana as at the Valuation Date after the Proposed Subscription, based on the primary methodology above (on a minority basis) with the impact of the new Investor Shares and associated Life Biosciences Warrants, , on the estimated fair value range after the Proposed Subscription. The Life Biosciences Warrants were valued, and the corresponding value deducted from the estimated value of the equity after the Proposed Subscription on a minority basis.

Our valuation of an issued share in Prana before the Proposed Subscription has been undertaken on a control basis as per RG 111 that is the comparison for a takeover, where it is assumed that 100% of the target is acquired.

Our valuation of an issued share in Prana after the Proposed Subscription has been undertaken on a minority interest basis (including a minority interest discount) as Life Biosciences will potentially be increasing its interest in Prana from nil to 33.0% (and to a maximum of 59.6% after exercising all the Life Biosciences Warrants) after the Proposed Subscription, assuming no further Placement shares before the Proposed Subscription shares are issued to Life Biosciences, and no further Placement shares or Warrants are issued (or Placement Warrants exercised) before the exercise by Life Biosciences of all Life Biosciences Warrants.

For the purposes of the valuation of an issued share after the Proposed Subscription, we have valued the Life Biosciences Warrant and deducted the value from the value of the equity.

The summary of the fair value estimates before and after the Proposed Subscription is summarised in the table below and outlined in further detail in the body of the Report.

Table 1: Summary valuation of an issued share in Prana before and after the Proposed Subscription

	Fair value range
	Reference	Low ($)	High ($)
Value per share before the Proposed Subscription on a control basis	Table 27	0.0354	0.0508
Value per share after the Proposed Subscription on a minority interest basis adjusted for the value of the Life Biosciences Warrants	Table 28	0.0264	0.0346

Source: FTI Consulting analysis.

Note: As discussed in Section 3.6 , all options currently issued by Prana are out of the money based on the closing share price as at the Valuation Date. We have therefore assumed that these options (excluding Life Biosciences’ Warrants) are unlikely to be exercised and are excluded from our analysis of the Proposed Subscription.

The fair value range has been estimated as at a current date, set for the purposes of this Report at 20 February 2019 (the Valuation Date), based on the number of shares on issue as at that date, which includes the Share Issues, while referencing to the share trading history prior to the announcement of the Proposed Subscription and the equity was also adjusted for the cash raised as a result of the Share Issues. This was deemed to be a reasonable assumption as the share price post the announcement date would have been affected by the announcement itself.

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In addition, for completeness of the analysis we have performed sensitivity analysis for the estimated value of the shares assuming share trading and exchange rate as at 20 February 2019. The corresponding value range for the shares value after the Proposed Subscription would be between $0.0308 and $0.0320, assuming at the low end the closing share price on 20 February 2019 and for the high end of the range the 3-month VWAP to 20 February 2019.

The comparative fair value ranges, together with the sensitivity analysis are represented in the following chart:

Figure 1: Summary of comparative ranges

Source: FTI Consulting analysis

We note that the range of the estimated value per share of Prana before the Proposed Subscription is wider, due to the inherent uncertainties, as evidenced in the spread of market share pricing, in relation to the future and success of Prana’s drugs and business, given that Prana is still an early stage drugs development company. The range of the estimated value per share of Prana after the Proposed Subscription is narrower due to the dilutionary impact of the issue of the Investor Shares and the value of the Life Biosciences Warrants.

We note from the above chart that the ranges of fair values of a share in Prana after the Proposed Subscription, are lower than the range of the fair values of an issued share of Prana before the Proposed Subscription both at the low and the high end of the ranges, therefore, we have determined that the Proposed Transaction is not fair to the Shareholders, as a whole, according to RG 111.

RG 111 provides that ‘an offer is fair if the value of the offer price or consideration is equal to or greater than the value of the securities the subject of the offer’. RG 111.78-79 provides that an expert should usually give a range of values for the securities the subject of the offer. If the range of the fair values of an issued share of Prana after Proposed Subscription falls within the range of values of a share before the Proposed Subscription, the Proposed Subscription is fair. As noted above, both the low end and the high end of the estimated fair value range after the Proposed Subscription, is lower than the low and the high end of the fair value range before the Proposed Subscription.

Accordingly, we have determined that the Proposed Subscription is not fair to the Shareholders as a whole. Further details of our valuation of an issued share in Prana is provided in Sections 7 and 8 of our detailed report.

The issuance price of the new ordinary shares issued to Life Biosciences of $0.039 is within the range of the values per share (on a control basis) before the Proposed Subscription, and at a premium of 10.3% compared to the low end of the range and at a discount of 23.2% compared to the high end of the range.

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The exercise price of the Warrants of $0.045 is within the range of the values per share (on a control basis) before the Proposed Subscription, and at a premium of 27.2% compared to the low end of the range and at a discount of 11.4% compared to the high end of the range.

Our valuation of an issued share as described above after the Proposed Subscription incorporates a discount for minority interest of 20.0%.8

The Voluntary Escrow and Lock-Up Arrangements that arise as a consequence of the Proposed Subscription give Prana a relevant interest of approximately 62.3%9 of Prana’s shares on issue after the Proposed Subscription and the exercise of the Warrants.

The relevant interest:

•	arising from the Voluntary Escrow is for a period sufficient to ensure the Investor Shares and the Warrant Shares are registered with the United States of America (US) Securities and Exchange Commission (SEC) after completion of the Proposed Subscription,[10] and relates only to the trading of the shares and not any other rights attached to the shares including the voting rights; and

•	arising from the Lock-Up Agreements is for a period of ninety days after the Investor Shares are issued under the Proposed Subscription and is for the purposes of providing comfort to Life Biosciences that the Continuing Directors are committed to the business and operations of Prana and to further align the interests of the Continuing Directors with all the Shareholders.

As such, we consider that the impact on the Non-Associated Shareholders is not material.

4.2.	Sensitivity of fairness assessment

The AUD:USD exchange rate and the number of Shares and Warrant Shares that will be issued on completion are not certain and may change between the Valuation Date and the implementation date of the Proposed Subscription and exercise of the Warrants. Therefore, the fair value of the of a Prana share may change at implementation date as a result of an increase or decrease in the number of Shares and Warrant Shares that are issued. We note that as the AUD:USD exchange rate increases, the fair value per share after the Proposed Subscription increases and vice versa, although we note that the range of anticipated fluctuation of the exchange rate in the near future will not cause the Proposed Subscription to be not fair, given the exchange rate forecasts in Section 5.3.

Shareholders should consider the impact of fluctuations in the AUD:USD exchange rate at the time of voting for the Proposed Subscription.

Shareholders may also consider alternative approaches to analyse the Proposed Subscription, depending on their own views and circumstances.

4.3.	Conclusion on fairness

According to RG 111, an offer is fair if the value of the consideration received by the shareholders is equal to or greater than the value of the shares that are the subject of the offer.

8 20.0% = 1 – [ 1 / (1 + 25.0%)]. The 25.0% is the control premium that we have adopted in our analysis, as discussed in Section 7.2.2.

9 This is based on the 60.9%% that would be held by Life Biosciences after the Proposed Subscription and the exercise of the Warrants, plus the 1.3% that would be held by the Continuing Directors after the Proposed Subscription and the exercise of the Warrants (the Continuing Directors held a total of 18,380,777 shares as at the Valuation Date. The options held by the Continuing Directors are out-of-money based on closing share price as at the Valuation Date and are therefore not considered). 10 As required by the Purchase Agreement, Prana would prepare the registration statement to file with the US SEC within 30 days of completion of the Proposed Subscription.

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On the basis that our concluded range of fair value of an issued share in Prana after the Proposed Subscription is below the fair value range both at the low and the high end of the range of our concluded fair value of an issued share in Prana before the Proposed Subscription, in our opinion, the Proposed Subscription is not fair to Shareholders as a whole.

5.	The Proposed Subscription is reasonable

According to RG 111, if the Proposed Subscription is fair, it will be reasonable, or if despite not being fair, the overall advantages of the proposal outweigh its disadvantages to the Shareholders. In assessing the reasonableness of the Proposed Subscription, we have considered the advantages and disadvantages to the Shareholders of the Proposed Subscription, summarised below.

5.1.	Advantages and disadvantages

We have identified the following advantages and disadvantages to the Shareholders of the Proposed Subscription:

Table 2: Summary of advantages and disadvantages

Advantages
Immediate capital injection	The Proposed Subscription will provide an immediate injection of capital for Prana of $10.6 million from the issue of the Investor Shares, without the need for the Company to provide any guarantee or grant any security. In addition, there will be a potential future injection of capital for Prana up to $24.5 million if Life Biosciences exercises all its Warrants, assuming no other shares or Warrants are issued as provided for in Resolution 7.
Aligned strategic interest	Life Biosciences is focused on the biopharmaceutical industry and in developing drugs to combat age-related decline and would become a much sought-after corner stone investor in Prana. It would serve as a strategic partner that can provide further assistance and opportunities for the development of Prana’s business. Prana’s work on a new generation of neurodegenerative drugs fits within Life Biosciences’ research model that seeks to address the eight pathways of age- related decline.
Funding for operations of the business	The funding received from the Proposed Subscription, assuming all the Warrants are exercised, assuming no other shares or Warrant are issued, will provide Prana with sufficient funding (according to the management of Prana (Management)) to sustain its business operations in the short to medium term, including significant expenses for its R&D activities for PBT434, including completion of the Phase 2 study readiness for Phase 3 by June 2022, based on current estimates, timelines and study design, assuming that the amounts of R&D tax refunds expected by Management are received.
Investor has capacity to provide further funding	On 15 January 2019, Life Biosciences announced that it had raised USD50 million from a Series B financing round for its R&D activities and related activities, which is greater than the amount of the Proposed Subscription (of up to approximately USD25 million). Management of Prana has confirmed that the Purchase Agreement was executed after this financing was confirmed by Life Biosciences. Any further funding from Life Biosciences, if it participates in any future capital raisings by Prana, will provide Prana with further funding to sustain its business operations and significant expenses for its R&D activities.
Increased exposure to the US market	Since Life Biosciences has operations and experience in the US market, Prana will gain increased exposure to the US market in terms of market awareness, talent resources, funding opportunities, and partnership opportunities.
Potential future takeover by the Investor with a favorable offer	Given that Life Biosciences will have up to a 59.6% interest in Prana after the Proposed Subscription if it exercises all its Warrants, it is possible that Life Biosciences might take over the whole Company in the future. If this happens with a favourable offer, for example an offer price that is at a premium to the share price or fair value per share then, the Shareholders could benefit from the takeover.

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Disadvantages
Non-Associated Shareholders will be significantly diluted

Following the completion of the Proposed Subscription, the Non-Associated Shareholders will have their current shareholdings significantly diluted from 100% to 67.0%, and further to 40.4% if Life Biosciences exercises all the Warrants.

Therefore, the Non-Associated Shareholders may receive significantly less distribution of profits or proceeds from any future sale of Prana.

Life Biosciences will have influence on strategic direction	Life Biosciences will have 33.0% of interests in Prana following the completion of the Proposed Subscription, or up to 59.6% if it exercises all of its Life Biosciences Warrants, and as a majority shareholder, it will have the ability to affect the strategic direction of Prana.
Potential future takeover by the Investor with an unfavorable offer	Given that Life Biosciences will have up to a 59.6% interest in Prana after the Proposed Subscription if it exercises all its Warrants, it is possible that Life Biosciences might take over the whole Company in the future. If this happens with an unfavorable offer, for example an offer price that is at a discount to the share price or fair value per share then, the Shareholders could suffer (on monetary terms) from the takeover.
Reduced liquidity and likelihood of takeover by other investors	Life Biosciences will become a majority shareholder and have up to a 59.6% interest in Prana after the Proposed Subscription if it exercises all of its Warrants. This significant shareholding held by Life Biosciences could reduce the trading liquidity of Prana’s shares (and potentially exert downward pressure on the share price) and reduce the attractiveness of Prana as a takeover target by the other investors which could be favorable to the Shareholders.

If the Proposed Subscription is not approved:

•	the Non-Associated Shareholders will continue to own 100% of Prana’s shares;

•	Prana would have to secure alternative funding for the development and commercialisation of the drugs under development. Based on Prana’s projections, its current cash resources (of approximately $8 million as at December 2018) could run out in mid-2019 (around May or June 2019)[11] if funds are not successfully raised from the Proposed Subscription, as around $2 million per month on average would be required for the operations of the business in 2019, mainly for the development of PBT434 (up to 2022 or later) and administrative expenses;[12]

•	Prana will not be able to recover the costs incurred in relation to the Proposed Subscription; and

•	many of the above advantages will fall away.

The Directors have advised that legal and adviser costs associated with the Proposed Subscription will amount to approximately $90,00013 (and a further $30,000 to $50,000 for the US securities registration process) and will be borne by Prana. If the Proposed Subscription does not proceed, the Shareholders will not benefit from any upside from the Proposed Subscription.

11 This includes the capital raisings of approximately $749,995 on 4 January 2019 and $76,830 on February 2019, as discussed in Section 8.3.

12 Based on the management forecasts discussed in Section 3.10.

13 This amount excludes the fees for the IER, other costs associated with the preparation of the Notice of General Meeting and Explanatory Memorandum, meeting costs, listing fees and ADR issuance fees following the US registration.

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As mentioned above, if the Proposed Subscription is not approved, Prana would have to secure alternative funding (for example, by utilising its at-the-market facility within the remaining capacity, or by seeking partners to develop the drugs jointly) to fund its development and commercialisation of the drugs under development. In the event that Prana is unable to secure such funding, the Directors will have to put the development plans for Prana’s lead compound, PBT434, on hold starting from mid-2019 (around May or June 2019)14 until funding is secured.15

As at the date of the Report, there were no superior alternatives available to the Directors.

5.2.	Conclusion on reasonableness

Based on the considerations above, we are of the opinion that even though the Proposed Subscription is not fair, the advantages outweigh the disadvantages and the Proposed Subscription is reasonable.

6.	Opinion

In our opinion, the Proposed Subscription is not fair but reasonable to the Shareholders.

This opinion should be read in conjunction with our detailed report which sets out our scope, analysis and findings in more detail.

7.	General requirements for an IER

In preparing an IER, ASIC requires the independent expert to decide on the form of analysis and to bear in mind the main purpose of the report that is to adequately consider the concerns that could reasonably be anticipated by the persons that may be affected by the Proposed Subscription. In preparing this IER, we have considered ASICs RGs and commercial practice.

The IER includes disclosures of the following:

•	particulars of any relationship, pecuniary or otherwise, whether existing presently or at the time in the past between FTI Consulting and any other parties to the Proposed Subscription, of which there are none;

•	the nature of any fee or pecuniary interest or benefit, whether direct or indirect that FTI Consulting has received or will or may receive for or in connection with the preparation of the IER;

•	FTI Consulting has been appointed as independent expert to prepare this IER in relation to the Proposed Subscription for the Directors;

•	FTI Consulting has relied on information provided by the Directors and Management of Prana. We have not carried out any form of an audit or independent verification of the information provided by the Directors; and

•	FTI Consulting has received representations from the Directors in relation to the completeness and accuracy of the information provide for the purposes of the IER.

14 This also includes the capital raisings of approximately $749,995 in January 2019 and $76,830 in February 2019, as discussed in Section 8.3.

15 Based on the management forecasts discussed in Section 3.10.

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8.	Note regarding forward-looking statements and forecast financial information

Certain statements in this IER may constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance and achievements of Prana, to be materially different from any future results, performance and achievements expressed or implied by such forward-looking statements. Such factors include, among other things the following:

•	general economic conditions;

•	future movements and changes in interest rates and taxes;

•	impact of environmental and other related factors;

•	changes in laws, regulations or government policies or the interpretation of those laws, and the impact on Prana; and

•	other factors referenced in the IER.

9.	General market conditions

FTI Consulting’s opinion is based on economic, market and other conditions prevailing at the date of this IER. Such conditions can change significantly over relatively short periods of time.

Changes in those conditions may result in any valuation or other opinion becoming quickly out of date and in need of revision. FTI Consulting reserves the right to revise any valuation or other opinion, in light of material information existing at the Valuation Date that subsequently becomes known to FTI Consulting.

10.	Sources of information

Appendix B to the IER summarises the information used, referred to and relied upon for the purposes of the preparation of this IER and in forming our opinion.

Statements and opinions contained in this IER are given in good faith and are based on our considerations and assessment of the information provided by the Directors and Management.

Under the terms of FTI Consulting’s engagement, Prana has agreed to indemnify the directors and staff of FTI Consulting and its associated entities, against any claim, liability, loss, expense, costs or damages arising out of reliance on any material, information or documentation provided by Prana that is false or misleading or omits any material particulars or arising from the failure to supply relevant information.

11.       Other factors

This IER has been prepared at the request of the Directors of Prana for the sole benefit of the Directors and Shareholders of Prana to assist them with their decision to approve or reject the Proposed Subscription. This IER is to accompany the Notice of General Meeting and Explanatory Memorandum to be sent to Shareholders to consider the Proposed Subscription and was not prepared for any other purpose.

FTI Consulting has prepared the Financial Services Guide (FSG) in accordance with the Act. The FSG is set out in part 1 of this document.

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In forming our view on the Proposed Subscription, we have considered the interests of Non-Associated Shareholders, as a whole. We have not considered the financial situation, objectives or needs of individual shareholders. It is not practical or possible to assess the implications on individual Non-Associated Shareholders of the Proposed Subscription as their financial circumstances are unknown to us.

The decision as to whether or not to accept the Proposed Subscription is a matter for each Shareholder to decide, based on their own views as to the value of a share of Prana, risk profile and investment strategy.

If Shareholders are in any doubt as to the action that they should take in relation to the Proposed Subscription, they should seek their own professional advice.

This letter should be read in the context of our full report that is attached. Yours faithfully

FTI Consulting (Australia) Pty Limited

Fiona Hansen	John-Henry Eversgerd
Senior Managing Director	Senior Managing Director
Encl.

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Financial Services Guide

About FTI Consulting

FTI Consulting (Australia) Pty Ltd ABN 49 160 397 811 (FTI Consulting or we or us or our as appropriate) has been engaged by Prana Biotechnology Limited (Prana or the Company) to provide an Independent expert’s report (IER or Report) for inclusion in the Notice of General Meeting and Explanatory Memorandum dated 26 February 2019 and provided to you as a retail client because you are a shareholder of the Company.

Financial Services Guide

In providing the IER, we are therefore required to issue this Financial Services Guide (FSG) to you as a retail client.

This FSG is dated 26 February 2019 and has been prepared in accordance with the Corporations Act 2001 (Cth), and provides information about FTI Consulting generally, the financial services we are licensed to provide, the remuneration FTI Consulting may receive in connection with the preparation of the IER, and how complaints against us will be dealt with.

Financial Services FTI Consulting is Licensed to Provide

FTI Consulting is an Australian Financial Services (AFS) authorised representative number 001269325, which authorises us to provide financial product advice in relation to basic deposit products, securities (such as shares and debentures), interests in managed investment schemes and derivatives to wholesale and retail clients.

FTI Consulting provides financial product advice by virtue of our engagement to issue this IER in connection with a financial product. Our IER includes a description of the circumstances of our engagement and the party who has engaged us. The IER is provided on our own behalf as a financial service licensee authorised to provide the financial product advice contained in the IER.

You have not engaged us directly and cannot provide us instructions but have been provided with a copy of the IER because of your connection to the matters set out in the IER.

General Financial Product Advice

Our IER provides general financial product advice only, and not personal financial product advice, because it has been prepared without taking into account your personal circumstances, objectives, (financial or otherwise) financial situation or needs. You should consider the appropriateness of this general advice having regard to your own objectives, financial situation and needs when assessing the suitability of the IER to your situation. You should seek personal financial product advice from a suitable Australian financial service licensee to assist you in this assessment.

Remuneration

FTI Consulting will receive a negotiated and agreed fee from the Company who engaged us to provide the IER. Fees are agreed on either a fixed fee or time cost basis. FTI Consulting is entitled to receive a fee of approximately $45,000 plus GST and out-of-pocket expenses for preparing the IER. This fee is not contingent upon the outcome of the subject of the IER.

Except for the fees referred to above, neither FTI Consulting, nor any of its directors, consultants, employees or related entities, or associates of any of them, receive any remuneration or any other benefit, directly or indirectly, for or in connection with the provision of the IER. FTI Consulting does not pay commissions or provide any other benefits to any person in connection with the reports that FTI Consulting is licenced to provide.

All our employees receive a salary and may be eligible for bonuses which are not based on the outcomes of any specific engagement or directly linked to the provision of the IER. Our directors and consultants receive remuneration based on time spent on matters.

Independence and Associations

FTI Consulting is not aware of any actual or potential matter or circumstance that would preclude us from preparing the IER on the grounds of independence under regulatory or professional requirements. In particular, FTI Consulting has had regard to the provisions of applicable pronouncements and other guidance statements relating to professional independence issued by Australian professional accounting bodies and the Australian Securities and Investments Commission.

We do not have any formal associations or relationships with any entities that are issuers of financial products. However, you should note that we might from time to time provide professional services to financial product issuers in the ordinary course of business.

Complaints Resolution

As an AFS authorised representative, we are required to have a system for handling complaints from persons to whom we have provide financial services. All complaints to FTI Consulting regarding the IER must be in writing, addressed to The Compliance Officer, FTI Consulting (Australia) Pty Limited, Level 21 Bourke Place, 600 Bourke Street, Melbourne VIC 3000.

On receipt of a written complaint, we will record the complaint, acknowledge receipt and seek to resolve the complaint as quickly and fairly as possible. If you do not receive a satisfactory outcome, you have the option of raising your concern with the Australian Financial Complaints Authority (AFCA). AFCA is an independent body established to provide advice and assist in resolving complaints relating to the financial services industry. This service is provided free of charge. FTI Consulting is a member of AFCA (No. 41617).

AFCA can be contacted at the following address:

Australian Financial Complaints Authority

GPO Box 3

Melbourne, VIC 3001

Telephone: 1800 931 678

Email: info@afca.org.au

Insurance

FTI Consulting has professional indemnity insurance in place that satisfies the compensation arrangement requires under section 912B of the Corporations Act. This insurance will cover claims in relation to the conduct of representatives and employees who no longer provide services to FTI Consulting (but who did at the time of the relevant conduct).

FTI Consulting (Australia) Pty Ltd (ACN 160 397 811)

AFS Authorised Representative No: 001269325

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1.	The Proposed Subscription

1.1.	Summary

On 28 December 2018, the directors (Directors) of Prana Biotechnology Limited (Prana or the Company) announced that Prana had, (on 21 December 2018) entered into a Securities Purchase Agreement (Purchase Agreement) with Life Biosciences LLC (Life Biosciences or the Investor) to raise:

•	up to approximately US dollars (USD) 24.8 million (Australian dollars ($ or AU$) 35.2 million)[16] before costs from Life Biosciences (Proposed Subscription);

•	an additional raising of up to USD2 million before costs from other investors (and potentially further raisings from the exercise of warrants issued to such investors) (Placement).[17]

The Proposed Subscription is comprised of:

•	an initial investment by the Investor for USD7.5 million ($10,636,789) to purchase fully paid ordinary shares (approximately 273 million shares) in the Company at an issue price of $0.039 per share (Investor Shares). Each Investor Share is to be accompanied by two free-attaching short-term warrants (see below) to acquire ordinary shares; and

•	up to approximately a further $24,546,436 (USD17,307,692) upon exercise by the Investor of free-attaching short-term warrants to acquire ordinary shares, each warrant having an exercise price of $0.045, vesting two months after completion of the Proposed Subscription, expiring 19 December 2019 (Life Sciences Warrants).

As a result of the Proposed Subscription, Prana will have a relevant interest18 in more than 20% of its issued voting shares by virtue of:

•	the voluntary escrow arrangements agreed between Prana and Life Biosciences (Voluntary Escrow) in relation to the Investor Shares, the Warrants and any shares issued from the exercise of the Warrants (Warrant Shares); and

•	an observation of lock-up arrangements by the existing Directors who will continue as Directors following completion of the Proposed Subscription (Continuing Directors) not to dispose of shares and options they hold in Prana within the first ASX trading ninety days after the Investor Shares are issued under the Proposed Subscription, on and subject to the terms of those arrangements (Lock-Up Arrangements).

The approval of the Proposed Subscription (Resolution 1 in notice of meeting (Notice of Meeting) to be sent to shareholders of Prana (Shareholders)) and the approval of the arising of a relevant interest in its own shares for Prana (Resolution 2 in the Notice of Meeting) are interdependent. If any of the interdependent resolutions is not passed, the rest of these resolutions will be withdrawn and any and all of these resolutions already passed by the Shareholders will not be acted upon by Prana.

16 Important Note – Amounts may differ from the announcement due to exchange rates used in this report or rounding. Exchange rates at the date of completion of the Proposed Transaction are currently unknown: The exchange rate published by the Reserve Bank of Australia (RBA) for 28 December 2018 (, as discussed in Section 1.1) of AUD:USD at 0.7051 has been assumed throughout this IER, unless stated otherwise. Any Australian dollar amounts or numbers of Investor Shares, the maximum number of shares by exercising the Warrants, and any percentages relating thereto, in respect of or relating to the Proposed Subscription are provided as examples assuming that exchange rate, unless stated otherwise. The actual exchange rate applied at completion of the Proposed Subscription will be the rate published by the RBA for the business day in Sydney, NSW before completion date, and may be different. The number of Investor Shares, and the maximum number of shares (assuming all Warrants are exercised) will be determined by the actual exchange rate applied at completion.

17 As discussed in Section 8.3 , Prana had raised a tranche under the Share Issue of $749,995 on 4 January 2019, completed on that date. Further $55,840 were raised on 4 February 2019.

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As a result of the Proposed Subscription, if approved, Life Biosciences will receive approximately 33.0% of the post-Proposed Subscription issued voting shares of Prana, while it currently holds no voting rights. In the case that Life Biosciences exercises all Warrants in the future, it would increase its shareholdings of Prana to approximately 59.6%.19

In assessing the value of Prana’s shares, we have assumed a valuation date of 20 February 2019 (Valuation Date), because of recent developments related to Share Issues while referred to the share trading history prior to the date of the announcement of the Proposed Subscription.

1.2.	Key terms

The key terms of the Proposed Subscription are as follows:

•	Life Biosciences will be granted a right, but not the obligation, to nominate up to three Directors to join the board of directors of Prana, with the right to maintain up to three directors nominated by it on the board while it holds at least 20% of the issued shares of Prana. Life Biosciences has proposed the nomination of two Directors, being Dr David Sinclair and Mr Tristan Edwards, to join the board of directors of Prana upon completion of the Proposed Subscription, provided the approval of Resolutions 3 and 4, which is interdependent on Resolutions 1 and 2 as noted earlier; and

•	Life Biosciences will be granted the right, but not the obligation, to participate in future capital raisings to maintain its percentage ownership of Prana at the time, on the same terms as the capital raising and without restricting Prana’s ability to raise capital in future (Come-along Right). The Come-along Right will lapse on 19 December 2019 and will not apply to the Placement.

1.3.	Rationale for the Proposed Subscription

The primary purposes of the Proposed Subscription is to provide Prana with sufficient short to medium term funding to achieve its stated objectives and to build an ongoing relationship with a recognised global investor in the industry in which it operates.

The Directors also view Life Biosciences as an entity with which it has the opportunity to build an ongoing relationship, having regard to the stated mandate, prior investments and ongoing opportunities represented by Life Biosciences.20

Prana will continue to progress its product candidate for Parkinsonian movement disorders, PBT434 and continue its first in-human study in healthy volunteers. It intends to expand R&D and pre-clinical activities and commence clinical trials for product candidates, including PBT434, prospectively PBT2 for alternative indications and development of other compounds.

Prana’s R&D for its product candidates and other compounds requires substantial funding. For example, based on current estimates, timelines and study design by the management of Prana (Management), Prana would require substantial funding of approximately $44.7 million (for its R&D expenses directly associated with PBT43421 and the other administrative and finance expenses (for the whole company)), from 1 January 2019 to the completion of PBT434’s Phase 2 study (around mid- 2021). The Directors expect the Company to continue incur operating losses over the next several years. The Directors are therefore open to offers that will assist the Company meet its funding requirements.

The Directors view the Proposed Subscription as the most efficient way to meet its immediate funding requirements. In addition, Prana’s work on a new generation of neurodegenerative drugs fits within Life Biosciences’ research model that is based on the eight pathways of age-related decline.

19 In the case that Life Biosciences exercises all Warrants in the future post-Proposed Subscription, and if the full USD2 million under the Placement (including the Share Issues on 4 January 2019 and 4 February 2019, as discussed in Section 8.3) is raised (excluding any potential exercise of warrants issued as part of the Placement), Life Biosciences would increase its shareholdings of Prana to approximately 59.6%, taking into account the Share Issues.

20 Draft Notice of General Meeting and Explanatory Memorandum.

21 Excluding the R&D expenses directly associated with PBT2 and other drug discovery.

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Prana proposes allocating funds received from the Proposed Subscription as provided for in the table below, noting that as the Proposed Subscription will be for a US dollar amount, the allocations are shown in US dollars but may be affected by exchange rates if actually expended in other currencies:

Table 3: Proposed allocation of funds received from the Proposed Subscription

Activity	USD million	AUD million	(%)
PBT434 Phase 2 planning study	1.6	2.3	21%
Active Pharmaceutical Ingredient (API) manufacture for PBT434 toxicology studies	0.9	1.3	12%
Formulation development and API manufacture for PBT434 Phase 2 study	1.2	1.7	16%
PBT434 Toxicology Studies (6 month rat study, 3 month monkey study, reproductive toxicology studies)	2.4	3.4	32%
Pipeline R&D	1.4	2.0	19%
Total	7.5	10.6	100%

Source: Notice of General Meeting and Explanatory Memorandum

Note: We have converted the amounts from USD to AUD based on the exchange rate as at 28 December 2018, as published by the RBA of $1.00 to USD 0.7051.

The allocation of funds is indicative only and Prana may prioritise funds under the Proposed Subscription, including by allocating a larger or smaller percentage of funds to any of the purposes set out in the table, any new or other initiative or to meeting its working capital requirements.

1.4.	Board and Management

Following the completion of the Proposed Subscription:

•	Dr David Sinclair and Mr Tristan Edwards, as nominated by Life Biosciences, will join the board of Prana, subject to the approval of the Shareholders. Life Biosciences will, subject to completion of the Proposed Subscription, have the right to nominate a third director, and maintain up to three directors nominated by it on the board of Prana while Life Biosciences holds at least 20% of the issued shares of Prana;

•	Mr Geoffrey Kempler, Mr Peter Marks, Mr Brian Meltzer and Mr Lawrence Gozlan will continue as the Directors of Prana;

•	It is proposed that Mr Brian Meltzer will resign upon and subject to Life Biosciences exercising its right to appoint a third nominee director; and

•	Dr George Mihaly and Prof. Ira Shoulson are proposed to resign as the Directors of Prana upon and subject to completion of the Proposed Subscription.

There will be no changes proposed in Prana’s management team after the Proposed Subscription.

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1.5.	Impact on Non-Associated Shareholders

The table below sets out the impact of the Proposed Subscription on the shareholdings of Prana.

Table 4: Summary of the impact of the Proposed Subscription on the Non-Associated Shareholders

	As at Valuation Date		Before exercising Warrants			After exercising all Warrants
Shareholder	Number of shares held	%	New shares	Max shares after the Proposed Subscription	%	New shares	Max shares after the Proposed Subscription	%
HSBC Custody Nominees (Australia) Limited as nominee	400,889,978	72.3%		400,889,978	48.5%		400,889,978	29.2%
Jagen Pty Ltd	15,567,983	2.8%		15,567,983	1.9%		15,567,983	1.1%
Baywick Proprietary Limited	14,165,000	2.6%		14,165,000	1.7%		14,165,000	1.0%
JP Morgan Nominees Australia Pty Limited	6,051,964	1.1%		6,051,964	0.7%		6,051,964	0.4%
Merrill Lynch (Australia) Nominees Pty Limited	5,421,633	1.0%		5,421,633	0.7%		5,421,633	0.4%
Total top five shareholders	442,096,558	79.7%		442,096,558	53.4%		442,096,558	32.2%
Life Biosciences	-	0.0%	272,738,182	272,738,182	33.0%	818,214,547	818,214,547	59.6%
Other shareholders	112,580,292	20.3%		112,580,292	13.6%		112,580,292	8.2%
Total ordinary shares	554,676,850	100.0%	272,738,182	827,415,032	100.0%	818,214,547	1,372,891,397	100.0%

Source: Prana’s share register report as at 20 February 2019; and FTI Consulting analysis.

Note: The calculations above take into account the Share Issues discussed in Section 8.3.

The issue of new shares to Life Biosciences will dilute the interests of the existing Shareholders.

1.6.	Conditions precedent

Completion of the Proposed Subscription is subject to a number of conditions including:

•	preparation of an IER by an independent expert;

•	regulatory approvals from Australian Securities and Investments Commission (ASIC) and the Australian Securities Exchange (ASX); and

•	approval of the Proposed Subscription by the Shareholders that are not associated with Life Biosciences (Non-Associated Shareholders).

Full details of all the conditions precedent are included in the notice of general meeting and explanatory memorandum prepared by the Directors regarding the Proposed Subscription that is to be sent to Shareholders and is to assist the Non- Associated Shareholders in their decision whether to approve the Proposed Subscription (Notice of General Meeting and Explanatory Memorandum).

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2.	Scope of the Report

2.1.	Purpose of the Report

The Directors have appointed FTI Consulting (Australia) Pty Limited (FTI Consulting or we or us or our) to prepare this IER to express an opinion as to whether the Proposed Subscription is fair and reasonable to the Non-Associated Shareholders, and to provide reasons for that opinion.

The tests of whether the Proposed Subscription is either fair and reasonable, not fair but reasonable, or neither fair nor reasonable, are set out in ASIC Regulatory Guide 111 Content of Expert’s Reports (RG 111).

The IER has been prepared at the request of and for the benefit of the Directors and the Non-Associated Shareholders, to assist the Directors in fulfilling their obligations to provide Shareholders with full and proper disclosure to enable them to assess the merits of the Proposed Subscription. It will be used by the Non-Associated Shareholders to assist them to decide whether to vote for the resolutions set out in the Notice of General Meeting and Explanatory Memorandum.

This Report is to be sent to the Shareholders together with the Notice of General Meeting and Explanatory Memorandum.

Our IER has been prepared in accordance with APES 225 Valuation Services (APES 225) issued by the Accounting Professional & Ethics Standards Board. As required under APES 225, we confirm that we are independent of the Directors and Life Biosciences.

Valuation date

The Valuation Date we have assumed in this Report is a current date, set at 20 February 2019, while share price references used in the analysis maintain 21 December 2018, which is the last trading date prior to the announcement on 28 December 2018.

2.2.	Basis of evaluation

Introduction

To assess whether the Proposed Subscription is fair and reasonable to the Non-Associated Shareholders, we have adopted the tests of whether the Proposed Subscription is either fair and reasonable, not fair but reasonable, or neither fair nor reasonable, as set out in RG 111.

Fairness

In accordance with RG 111, the Proposed Subscription is fair, if the value of a share in the entity before the Proposed Subscription (on a control basis) is equal to or less than the value of a share in the entity following the Proposed Subscription (on a minority interest basis).

Reasonableness

As per RG 111, the Proposed Subscription is reasonable, if it is fair, or, despite not being fair, after considering other significant factors, there are sufficient reasons for Shareholders to vote for the Proposed Subscription. This involves considering the likely advantages and disadvantages of approving the Proposed Subscription and considering the position of a Shareholder if the Proposed Subscription is not approved. ASIC suggests factors that an expert should consider being relevant to the Proposed Subscription:

•	the allottee’s pre-existing voting power in securities in the company;

•	other significant security holding blocks in the company;

•	taxation losses, cash flow or other benefits through achieving 100% ownership of the company;

•	any special value of the company to the allottee;

•	the value to an alternative allottee and likelihood of an alternative offer being made.

Shareholders may consider alternative approaches to assessing the merits of the Proposed Subscription.

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2.3.	Regulatory guidance

Corporations Act

Section 606 of the Corporation Act (Cth) 2001 (Act) (Section 606) prohibits a person from acquiring a relevant interest in a public company where that person has a voting right of 20% or less and their voting right would increase to more than 20% due to acquisition of that relevant interest.

Section 611, Item 7 of the Act (Section 611) provides that such an acquisition will be exempted from the prohibition under Section 606 if the acquisition is approved by shareholders at a general meeting.

The Proposed Subscription, if completed, will involve Life Biosciences increasing its voting right in Prana from less than 20% (currently no voting rights) to a position of more than 20% (namely, 33.0% of voting rights).

As a result of the Proposed Subscription, Prana will have a relevant interest22 of more than 20% of its issued capital during the periods associated with the Voluntary Escrow and the Lock-Up Arrangements. Under Section 608(3) of the Act, a relevant interest arises where a person has the power to control the disposal of securities (for example, as a result of the Lock-Up Arrangements associated with the Proposed Subscription). Section 608(9) of the Act provides that a body corporate can have a relevant interest in its own securities.

Prana will therefore require approval of its Non-Associated Shareholders for the Proposed Subscription and the Voluntary Escrow in accordance with the requirements of Section 611.

ASIC Regulatory Guides

ASIC Regulatory Guide 74 Acquisitions approved by members (RG 74) indicates that the IER should be prepared in accordance with the guidance provided in RG 111 that states that an expert should focus on the purpose and outcome of the transaction rather than the legal mechanism to affect the transaction.

RG 111 provides guidance in relation to a range of transactions.

ASIC Regulatory guide 112 Independence of experts (RG 112) sets out examples where an expert’s independence may be compromised: “an expert taking instruction from, or holding discussions with, a commissioning party, its advisers or any interested party on the choice of methodologies for the report or evaluation of the transaction…”.

We confirm that we are independent according to RG 112.

2.4.	Definition of value

The assessment of whether the Proposed Subscription is fair and reasonable to the Shareholders, as a whole, involves determining the fair value of the issued shares of Prana before and after the Proposed Subscription.

The definition of fair value that we have used is commonly used for IERs and is set out below:

“the price at which an asset could be exchanged between a knowledgeable and willing but not anxious seller and a knowledgeable and willing but not anxious buyer, both acting at arm’s length”

By its very nature, the formation of a valuation assessment necessarily contains significant uncertainties and the conclusions arrived at in many cases will be subjective and dependent on the exercise of judgement. Therefore, there is no disputable value and we normally express our valuation opinion as falling within a likely range.

22 We note that Prana will have no economic interest in the shares it is deemed to acquire a relevant interest in.

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Special value

We have not considered special value in forming our opinion. Special value in the amount that a potential acquirer may be prepared to pay for an asset in excess of the fair value. This premium represents the value to the potential acquirer of various factors that may include potential economies of scale, reduction in competition, other synergies and cost savings arising from the acquisition under consideration not available to likely purchasers generally. Special value is not normally considered in the assessment of fair value as it relates to the individual circumstances of special purchasers.

2.5.	Shareholders decisions

This IER has been prepared specifically for the Directors and the Shareholders. FTI Consulting, including any members or employees thereof, are not responsible to any person, other than the Non-Associated Shareholders and Prana, in respect of this Report, including for any errors or omission however caused.

This report constitutes general financial product advice only and in undertaking our assessment, we have considered the likely impact of the Proposed Subscription to the Shareholders as a whole. We have not considered the potential impact of the Proposed Subscription on individual Shareholders. Individual Shareholders have different financial circumstances and it is neither practicable nor possible to consider the implications of the Proposed Subscription on individual Shareholders. The decision of whether or not to approve the Proposed Subscription is a matter for the Shareholders based on their own views as to the value of Prana and their expectations about future market conditions, Prana’s performance, and risk profile and investment strategy.

If Shareholders are in doubt as to the action they should take in relation to the Proposed Subscription, they should seek their own professional advice.

FTI Consulting has prepared an FSG in accordance with the Act. The FSG is included as Part 1 of the Report.

2.6.	Consent and other matters

This IER is to be read in conjunction with the Notice of General Meeting and Explanatory Memorandum and is prepared for the exclusive purpose of assisting the Shareholders in their consideration of the Proposed Subscription.

This report should not be used for any other purpose. FTI Consulting’s opinion is based on economic, market and other external conditions prevailing at the date of this Report. These conditions can change significantly over a relatively short period of time.

This report has been based on financial and other information provided by Prana in relation to the Proposed Subscription. FTI Consulting has considered and relied upon this information. FTI Consulting consents to the issue of this report in its form and context and consents to its inclusion in the Notice of General Meeting and Explanatory Memorandum.

Refer to Section 10 for limitations and disclosures regarding the basis of preparation and use of this Report.

2.7.	Sources of information

In preparing this report, we have relied on information as summarised in Appendix B, some of which were provided by Prana and some were obtained from public sources. All documents relied on in support of our opinion are either referred to in the body of this report, identified by way of footnote, or are referred to in the appendices to this report.

We have had discussions with the Directors and Management of Prana in relation to the Proposed Subscription, operations, financial position and outlook for Prana.

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3.	Overview of Prana

3.1.	Background and operations

Prana was incorporated in Melbourne, Australia in 1997.

Prana is a biotechnology company based in Australia that researches and develops therapeutic drugs to treat orphan neurodegenerative diseases such as Alzheimer’s disease, Huntington disease, Parkinsonian movement disorder and other neurological disorders. It is a development stage company of which its drug candidates are not yet commercially available.

Prana’s products in research and development (R&D) stage include:

•	PBT434, a brain penetrant, small molecule drug that represents a novel treatment for Parkinsonian movement disorders and is in Phase 1 clinical trial; and

•	PBT2, a metal protein-attenuating compound (MPAC) for the treatment of Huntington disease in Phase 2 clinical trial, which has been placed on Partial Clinical Hold (PCH) by the United States Food and Drug Administration (FDA) in February 2015.

Prana is publicly listed on two stock exchanges. It listed on the ASX in 2000, and later traded its shares as ADRs on the NASDAQ in 2002.

3.2.       Prana’s product pipeline

Prana has two key research products – PBT434 and PBT2 drug candidates. Prana currently primarily focuses its drug development efforts on PBT434, which is designed to treat atypical Parkinsonian disorders, neurodegenerative orphan diseases with no approved therapies, whereas the development of PBT2 has been placed on hold.

PBT434

PBT434 is Prana’s lead product candidate and is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration.

In June 2018, Prana received ethics committee approval and initiated a Phase 1 clinical trial to evaluate the safety, tolerability and pharmacokinetics of PBT434 in healthy volunteers.

PBT434 is progressing well in a Phase 1 clinical trial being conducted in Melbourne and planning is ongoing for a Phase 2a clinical trial in patients. Prana had obtained encouraging evidence of PBT434’s effect on atypical parkinsonism such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP), where PBT434 has been shown to reduce abnormal accumulation of α-synuclein and tau proteins in animal models of disease by restoring normal iron balance in the brain.

MSA, a progressive neurodegenerative disease leading to severe disability and impairment, is caused by the deterioration of nerve cells in specific areas of the brain and spinal cord. MSA is also a form of atypical parkinsonism in which aggregation of alpha-synuclein plays a major role in the disease process.

PSP, a fatal and rapidly progressive neurodegenerative disease, is caused by deterioration of nerve cells in the mid-brain controlling the body’s movement and frontal lobe controlling thoughts and comprehension.

On 31 January 2019, Prana announced to ASX that US-FDA granted Orphan Drug designation to Prana’s lead molecule

PBT434 for treatment of Multiple System Atrophy.

PBT2

PBT2 is a MPAC for the treatment of Huntington disease, which has been placed on PCH by the FDA in February 2015, based on particular non-clinical neurotoxicology findings in a dog study, which limits the dose of PBT2 and method of delivery Prana can use in future trials.

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A complete response was filed presenting strong clinical safety information and rationale to continue development into Phase 3. The FDA has maintained its PCH, with the FDA seeking information and data from additional prospective non-clinical investigations in dogs to further characterise the neurotoxicity findings in the dog study. In November 2016, Prana met with two regulatory authorities in Europe, the Medical and Healthcare Regulatory Agency in London and the Medicinal Products Agency in Stockholm, to discuss the steps required to initiate a Phase 3 program. As previously reported, both agencies encouraged Prana to continue with its development program in Huntington disease in view of the very large unmet need in this debilitating disease. However, similar to the FDA, both agencies recommended further non-clinical investigations to further characterise the neurotoxicity and reversibility of the neurotoxic findings in the dog study.

3.3.       Prana’s intellectual property (IP)

Prana holds a large portfolio of patents relating to its core MPAC technology, which are as follows:

Table 5: Summary of Prana’s patent portfolio

Patent	Filing date	Status	Invention
8-Hydroxyquinoline Derivatives	16 July 2003	Patents in Europe, the United States of America (US), New Zealand, Canada, Japan, Russia, Singapore, South Korea, Australia, Israel, China, Mexico and South Africa have been granted. A patent in Hong Kong has been registered.	The invention is directed to chemical scaffolds of the 8- Hydroxyquinoline MPAC class and their utility in the treatment of neurological conditions.
Neurologically-Active Compounds	3 October 2003	Patents in the US, New Zealand, Canada, Japan, Mexico, India, Australia, China, South Korea, Japan, Israel, South Africa and Singapore have been granted. A case has been Granted in Europe and has been validated in separate countries. A patent in Hong Kong has been registered.	The invention is directed to alternative MPAC chemical structures and their utility in the treatment of neurological conditions.
Neurologically- Active Compounds	1 April 2005	Patents have been granted in Singapore, Japan, Mexico, Russia, Australia, the US, China, Canada, Europe, India, South Korea, Israel, New Zealand and South Africa. A case has been granted in Europe and has been validated in separate countries. A patent in Hong Kong has been registered.	The invention is directed to ‘F4’ MPAC chemical structures and their utility in the treatment of neurological conditions and includes Parkinson’s Disease lead compounds.
A method of prophylaxis or treatment and agents for same	22 June 2007	A patent has been granted in the US, China, Australia, Canada and Japan. A case has been granted in Europe and has been validated in separate countries	This invention is directed to novel MPAC compounds and compounds for treating certain brain cancers.
Quinazolinone compounds	24 December 2008	Patents have been granted in Japan, Australia, Europe and the US.	This invention is directed to novel MPAC compounds and to selected MPAC’s used in the treatment of Parkinson’s Disease. Particularly new 2,3 disubstituted F4 compounds.
4H-Pyrido(1,2-a) Pyrimidin-4-one Compounds	2 December 2014	PCT National phase patent applications has been filed in Australia, Brazil, Canada, China, EA, EU, India, Japan, Malaysia, NZ, Korea and the US.	This invention is directed to novel MPAC compounds for the treatment of neurodegenerative diseases. Particularly new ‘F3’ compounds.
Method of treating immunoglobulin light chain amyloidosis	1 July 2016	A PCT patent application has been filed.	This invention is directed to the treatment of light chain amyloidosis with a known compound.
Processes for the preparation of 8-Hydroxy quinoline Derivatives	4 January 2017	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for 8-Hydroxyquinoline Derivatives.
A method of the production of 2-substituted-3H- quinazolin -4-ones-I	12 March 2017	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for quinazolinone compounds.

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Patent	Filing date	Status	Invention
A method of the production of 2-substituted-3H- quinazolin -4-ones-II	12 March 2017	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for quinazolinone compounds.

Source: Prana Annual Report 2018.

3.4.	Corporate structure

The corporate structure of Prana comprises the Company and two wholly-owned subsidiaries, which are:

•	Prana Biotechnology Inc., a company incorporated in the US; and

•	Prana Biotechnology UK Ltd, a company incorporated in the UK.

3.5.	Key personnel

Prana had 14 employees (excluding Directors) as at the Valuation Date. The key personnel of Prana are as follows:

Table 6: Summary of key personnel

Name	Position
Mr. Geoffrey Kempler	Executive Chairman & Chief Executive Officer
Ms. Kathryn Andrews	Chief Financial Officer
Dr. David Stamler	Chief Medical Officer and Senior Vice President Clinical Development
Mr. Brian Meltzer	Non-Executive Independent Director
Dr. George Mihaly	Non-Executive Independent Director
Mr. Peter Marks	Non-Executive Independent Director
Mr. Lawrence Gozlan	Non-Executive Independent Director
Dr. Ira Shoulson	Non-Executive Director

Source: Prana Annual Report 2018 and discussions with Management.

3.6.	Capital structure and shareholdings

As at the Valuation Date, Prana’s capital structure comprises:

•	554,676,850 fully paid ordinary shares; and
•	25,300,000 options over fully paid ordinary shares.

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The top five shareholders of Prana as at the Valuation Date are as follows:

Table 7: Summary of shareholdings in Prana as at the Valuation Date

	Number of shares held	%
HSBC Custody Nominees (Australia) Limited23, as nominee	400,889,978	72.3%
Jagen Pty Ltd	15,567,983	2.8%
Baywick Proprietary Limited	14,165,000	2.6%
JP Morgan Nominees Australia Pty Limited	6,051,964	1.1%
Merrill Lynch (Australia) Nominees Pty Limited	5,421,633	1.0%
Total top 5 shareholders	442,096,558	79.7%
Other shareholders	112,580,292	20.3%
Total ordinary shares on issue	554,676,850	100.0%

Source: Prana’s share register report as at the Valuation Date which includes the Share Issues

As at the Valuation Date, there were no unquoted equity securities issued to holders owning an interest in Prana of greater than 20% of the issued shares of Prana, and the Non-Associated Shareholders held 100% of the issued shares of Prana.24

The top five shareholders were not associated with Life Biosciences as at the Valuation Date. As at the Valuation Date, Prana’s options on issue that had not been exercised are as follows:

Table 8: Prana’s options

Expiry date	Exercise price ($)	Number of options

18 February 2020	0.26	2,000,000
25 May 2020	0.27	1,400,000
6 June 2022	0.07	7,350,000
14 December 2022	0.11	13,850,000
31 January 2023	0.083	700,000
Total		25,300,000

Source: Appendix 3B released to ASX on 5February 2019, valid as at the Valuation Date.

Based on Prana’s closing share price of $0.040 as at the Valuation Date, all options are out of the money. We have therefore assumed that these options are unlikely to be exercised and excluded them from our analysis of the Proposed Subscription.

23 As noted earlier, HSBC is the nominee of the custodian under the ADS/ADR arrangements for the dual listing on NASDAQ, and as such represent the combined ownership interest by numerous investors.

24 Mr Lawrence Gozlan, a Director of Prana, was a strategic advisor to Life Biosciences as at the Valuation Date. As at the Valuation Date, he had no shares in Prana and had options that were out of the money.

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3.7.	Share trading history

Prana’s ordinary shares are listed on the ASX and the NASDAQ (as ADRs). We have reviewed Prana’s share price performance and trading volume on the ASX from 21 February 2018 and up to 20 February 2019.

Figure 2 below sets out the daily share price and trading volume of Prana’s shares on the ASX during this period.

Figure 2: Prana’s ASX daily share price and trading volume history

Source: S&P Capital IQ.

During the 12 months before the Valuation Date, Prana’s share price declined gradually from $0.060 on 21 February 2018 to

$0.028 on 21 December 2018, the last trading day before a trade halt pending announcement of the Proposed Subscription on 28 December 2018. A capital raising was undertaken at $0.0540 on 12 July 2018.

The closing price on the Valuation Date was $0.040, compared to the closing price of $0.028 on 21 December 2018, which was the last trading date before the announcement of the Proposed Subscription. Given that the price post the announcement is impacted by the announcement, we have referred in our analysis to share trading prior to and including 21 December 2018.

After trading resumed, Prana’s shares traded at around $0.033 to $0.048 up to 27 January 2019, with capital raisings (ATM) undertaken at $0.0475 on 4 January 2019 and at $0.0402 on 4 February 2019 (as discussed in Section 8.3).

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The share prices post the Share Issues have been between $0.039 and $0.041, with a closing price on 20 February 2019 of

$0.040, as shown in Table 10 below.

Table 9: Summary of range of share price and VWAP of Prana’s shares for periods leading up to 21 December 2018

Period prior to 21 December 2018	Low ($)	High ($)	VWAP ($)	Total volume of shares traded (000)
Spot (closing price on 21 December 2018)[25]	0.028	0.028	n/a	528
1 month	0.028	0.039	0.033	1,962
3 months	0.028	0.050	0.041	5,197
6 months	0.028	0.056	0.043	13,166
12 months	0.028	0.071	0.048	28,676

Source: S&P Capital IQ.

Table 10: Summary of range of share price and VWAP of Prana’s shares for periods leading up to 20 February 2019

Period prior to 20 February 2019	Low ($)	High ($)	VWAP ($)
Spot (closing price on 20 February 2019)	0.040	0.040	n.a
1 month	0.035	0.042	0.039
3 months	0.028	0.048	0.042
6 months	0.028	0.050	0.042
12 months	0.028	0.060	0.044

Source: S&P Capital IQ.

3.8.	Historical financial performance

The most recent financial performance for Prana that is available as at the Valuation Date is for the financial year ended 30 June 2018. Prana’s earnings for the four financial years ended 30 June (FY) as summarised in the table below.

Table 11: Summary of historical financial performance

$ 000	FY2015	FY2016	FY2017	FY2018
Revenue
Interest income	176.8	142.7	132.4	201.2
Other income	6,317.4	4,753.7	3,022.7	3,125.8
R&D expenses	(12,298.2)	(9,585.4)	(5,700.3)	(6,698.0)
Other operating expenses	(4,802.6)	(3,897.8)	(4,336.6)	(4,623.8)
Other gains/ (losses)	4,721.4	857.2	(660.2)	(270.9)
Earnings / (loss) before interest and tax (EBIT)	(5,885.1)	(7,729.6)	(7,542.1)	(8,265.7)

Source: Audited financial statements.

Our comments on the historical financial performance are as follows:

•	the other income primarily consists of tax incentive rebate for eligible R&D costs;

•	Prana has incurred R&D expenses of approximately $107.8 million since FY2000. From 1 July 2011 onwards, the Australian Government replaced the R&D tax concession with the R&D tax incentive. Since Prana’s R&D activities are eligible under the tax incentive scheme, it has received R&D tax refunds of approximately $33.4 million since FY2012;

•	other operating expenses primarily comprise general and administration expenses (mainly personnel expenses, and other administrative and office expenses); and

25 The last trading date before the announcement of the Proposed Subscription.

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•	other gains/ (losses) relate to foreign exchange gains or losses on Prana’s international purchase transactions and currency cash reserve it holds to meet its foreign currency payments.

3.9.	Financial position

The most recent financial position of Prana that is available as at the Valuation Date is as at 31 December 2018 (based on a preliminary draft balance sheet as at 31 December 2018 provided by Management). Prana’s actual financial positions as at 30 June 2015 to 31 December 2018 are presented in the table below.

Table 12: Summary of historical financial position

$ 000	30 June 2015	30 June 2016	30 June 2017	30 June 2018	31 December 2018 (Unaudited)
Current assets
Cash and cash equivalent	34,909.6	28,593.5	21,885.0	15,235.6	8,383.3
Trade and other receivables	6,521.2	4,786.8	3,035.6	3,152.4	5,589.6
Other current assets	313.5	276.5	329.6	266.6	112.7
Total current assets	41,744.2	33,656.8	25,250.1	18,654.6	14,085.6
Total non-current assets	90.2	68.2	30.8	71.4	60.0
Total assets	41,834.4	33,725.0	25,280.9	18,726.0	14,145.6

Current liabilities
Trade and other payables	2,152.0	1,748.6	892.4	2,055.2	2,671.1
Other financial liabilities	12.0	-	-	-	-
Provisions	554.6	608.8	698.0	588.7	550.1
Total current liabilities	2,718.7	2,357.3	1,590.5	2,643.9	3,221.2
Total non-current liabilities	2.4	0.5	0.4	0.9	1.3
Total liabilities	2,721.1	2,357.8	1,590.9	2,644.9	1,222.5
Net assets/(liabilities)	39,113.3	31,367.2	23,690.0	16,081.2	10,923.1

Source: Audited financial statements; and preliminary draft balance sheet as at 31 December 2018.

Our comments on the historical financial position are as follows:26

•	as explained above, the financial position of Prana’s assets and liabilities as at the Valuation Date is based on its estimated financial position as at 31 December 2018;

•	cash and cash equivalents include cash at bank and in hand, and deposits at call;

•	trade and other receivables primarily comprise R&D tax incentive receivable;

•	other current assets primarily comprise prepayments and rental deposits;

•	non-current assets are in relation to property, plants and equipment;

•	trade and other payables primarily comprise trade payables, R&D accruals and other accrued expenses;

•	other financial liabilities are in relation to the warrants issued by the Company to Alzheimer’s Drug Discovery Foundation;

•	provisions are in relation to annual leave and long service leave;

•	non-current liabilities are in relation to the non-current part of the provision for long service leave;

26 Our understanding of the nature of the line items for the assets and liabilities included in the balance sheet is based on Prana’s annual report for FY2018 (for the financial year ending 30 June 2018). Management has confirmed that there were no material changes in the nature of the assets and liabilities between 31 December 2018 and Valuation Date other than the cash burn and the cash from the Share Issues.

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•	Prana had developed IP in the form of products and patents. The IP is not recorded or reflected on its balance sheet as at 31 December 2018. From 1 July 1999 to 31 December 2018, Prana has incurred the following R&D expenditure to develop its patents and products (relating to Alzheimer’s disease, Parkinson’s movement disorder, Huntington disease and other neurodegenerative diseases) and received the following tax incentive rebate relating to the R&D activities which are eligible under an Australian Government tax incentive for eligible expenditure from 1 July 2011; and

•	Management did not include the funds received or to be received from the I Share Issues.

Table 13: Summary of historical R&D expenditure

$ 000	R&D expenditure	Tax incentive rebate
FY2000	27	-
FY2001	1,610	-
FY2002	1,907	-
FY2003	1,718	-
FY2004	5,239	-
FY2005	7,688	-
FY2006	7,613	-
FY2007	4,492	-
FY2008	5,757	-
FY2009	2,215	-
FY2010	666	-
FY2011	2,758	-
FY2012	4,288	2,242
FY2013	8,204	4,409
FY2014	14,908	7,803
FY2015	12,298	6,089
FY2016	9,585	4,754
FY2017	5,700	3,023
FY2018	6,698	3,126
1 July 2018 to 31 December 2018	5,890	2,427	*
Total	109,261	33,871

Source: Audited financial statements; unaudited cash flow statement for the second half of 2018; preliminary draft balance sheet as at 31 December 2018; and Management.

Note: * The $2.4 million of tax incentive rebate for the period 1 July 2018 to 31 December 2018 is based on Management’s estimates for the amount of receivables relating to expenditure eligible for rebates during the second half of 2018 and is based on unaudited information.

3.10.	Forecast financial performance

Management has prepared financial performance forecasts up to June 2022 (Forecast Period), on a monthly basis, (Management Forecasts), containing the following components:

•	income;

•	R&D expenses;

•	administration and finance-related expenses;

•	net capital raising; and

•	closing cash balance.

Prana is projected to be loss-making and earn no operational revenue over the Forecast Period. Similar to its audited financial statements, the income component comprises interest income, R&D tax refund and foreign currency gain or loss. In addition, Prana expects to receive the R&D tax refund periodically over the Forecast Period whereas the interest income and foreign currency gain or loss are projected up to around end 2018 (October 2018 and December 2018, respectively).

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The R&D expenses are the largest contributor to the projected expenses, and primarily pertain to the R&D of Prana’s lead drug candidate, PBT434, and minimally pertain to drug discovery and PBT2. Management has also projected a detailed breakdown of R&D expenses in relation to PBT434 by nature of expenses, such as manufacturing, clinical progress, non-clinical progress and regulatory requirement.

In terms of the administration and finance-related expenses, the expenses are projected for personnel, IP and legal services, finance and public listing expenses, and other expenses.

In terms of the net capital raising, Management has projected no major cash inflow or outflow over the Forecast Period, other than the two capital raisings discussed in Section 8.3 and the Proposed Subscription.

In terms of closing cash balance, Management has projected it to decline over the Forecast Period due to the loss-making nature and turn negative in early 2020 if funds are raised successfully from the Proposed Subscription, or in mid-2019 (around May or June 2019) if funds are not raised from the Proposed Subscription.27

3.11.	Outlook for Prana

As long as Prana has sufficient funding, it will continue to develop its two key R&D products – PBT434 and PBT2 drug candidates. As mentioned previously PBT434, is designed to treat atypical Parkinsonian disorders, neurodegenerative orphan diseases with no approved therapies.

As per the discussion with Management, Prana’s Phase 1 clinical trial for PBT434 is anticipated for completion and reporting by the end of June 2019.

Based on an investor presentation released by Prana in January 2019, the planning is underway for the long-term toxicology studies, which is expected to commence in 2020. In summary, Prana considers that PBT434 represents a significant commercial opportunity for the Company given the limited treatment options which target underlying cause of disease.

The development of PBT2 has been placed on hold. Prana is reviewing the options for the development of PBT2 in other indications.

On 31 January 2019, post the announcement of the Proposed Subscription, Prana announced that it received the first orphan drug designation from the FDA for PBT434 for the treatment of MSA which gives it an exclusivity for a period of seven years, which is considered a significant achievement for penetration of the US market as well a recognition of the ongoing efforts in the area.

27 This includes the capital raisings of approximately $749,995 in January 2019 and $76,830 in February 2019, as discussed in Section 8.3.

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4.	Overview of Life Biosciences

Life Biosciences is a private biopharmaceutical company that was co-founded in 2017 by David Sinclair AO, a professor in the Department of Genetics at Harvard Medical School, and Mr Tristan Edwards, an investment professional. It is headquartered in Boston, Massachusetts, and operates a laboratory in Cambridge, Massachusetts and has operations in four continents.

Life Biosciences set up subsidiary companies to conduct research independently and collaboratively. Its subsidiaries companies include:

•	Animal Biosciences, Inc.;

•	Continuum Biosciences, Inc.;

•	Jumpstart Fertility, Inc;

•	Selphagy Therapeutics, Inc.;

•	Senolytic Therapeutics, Inc.; and

•	Spotlight Biosciences, Inc.

Life Biosciences also owns a subsidiary, Life Lua Technologies, Inc., which is responsible for optimising the research of each daughter companies and ensuring Life Biosciences derive critical data and insight across the organisation.

In terms of research area, Life Biosciences is focused on the development of potential therapeutics to combat age-related decline by addressing the eight pathways of ageing, i.e. inflammation, cellular senescence, chromosomal instability, epigenetic alterations, loss of proteostasis, metabolism, mitochondrial dysfunction and stem cell exhaustion. Its work addresses health decline due to aging as a systemic breakdown of the body, rather than a series of isolated events and conditions.

On 15 January 2019, Life Biosciences announced the closing of a Series B financing round of USD50 million. The proceeds will be used to continue Life Biosciences’ R&D activities in potential therapeutics to combat age-related decline, and related purposes.

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5.	Industry analysis

Prana is a biotechnology company based in Australia that researches and develops therapeutic drugs for the treatment of neurodegenerative diseases. This section provides an introduction to the biotechnology industry in Australia and the US, including the industry’s past performance, products and markets, competitive landscape, key growth drivers and the general outlook.

For the Australia and the US markets, we have referred to the IBISWorld industry report titled “Biotechnology in Australia” dated August 2018 and the IBISWorld industry report titled “Biotechnology in the US” dated December 2018 (collectively, the IBISWorld Reports).

5.1.	Australia biotechnology industry

Introduction

Biotechnology refers to the application of science and technology to living organisms, and parts, products and models, to modify human health and the environment. This industry includes biotechnology R&D, licensing, product manufacturing and product wholesaling. In addition, the industry is highly regulated as biotechnology can sometimes be controversial and many companies perform R&D in sensitive areas, such as the research into stem cell, cloning and genetically modified crops which could raise various issues pertaining to ethics and the environment.

The barriers to entry for the biotechnology industry in Australia is significantly high due to the prohibitive costs and long lead time involved in developing novel biotech products, which result in high degree of risk. The time frame of successfully developing and commercialising a product may last for 10 to 15 years as a human health product must undergo a range of pre-clinical and clinical testing before obtaining approval from relevant regulatory bodies. To overcome the barriers of brand awareness, biotech firms need to develop products that show remarkable quality advantage over the existing products to improve their brand name recognition, achieve a prominent market position and apply for patents to protect their market niche and interest.

Biotechnology companies which are at pre-revenue stage normally require substantial funding during their long development process. They tend to be small to medium-size enterprise and survive on government funding, research grant and venture capital. Firms which successfully develop products would licence their products to companies that have a market presence, including large multinational players. In addition, some biotech companies also develop IP technologies to gain IP rights and licence to other firms. However, small biotech companies are often forced to sell their IP rights or enter joint marketing ventures with larger pharmaceutical companies to effectively market their products.

In terms of industry globalisation, biotechnology industry is strongly exposed to the global markets as firms heavily rely on strategic alliances, partnerships and research initiatives. Many Australia biotech companies also seek to file applications with FDA, along with other relevant regulatory bodies in international markets. As such, the global connection often promotes cross-border research partnerships, especially with global pharmaceutical companies which have strong financial muscle to provide funding into research and commercialise products.

Past performance

According to IBISWorld Reports, the biotechnology industry in Australia records a revenue of $7.5 billion in FY2018 and had been growing at a compound annual growth rate of 3.2% from FY2013 to FY2018.

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The industry’s historical revenue and growth from FY2010 to FY2018 in Australia are outlined in Table 14.

Table 14: Summary of Australia biotechnology industry’s historical revenue and revenue growth

Year	Revenue ($m)	Revenue % change YOY
FY2010	5,926
FY2011	6,124	3.3%
FY2012	6,320	3.2%
FY2013	6,394	1.2%
FY2014	6,656	4.1%
FY2015	7,028	5.6%
FY2016	7,283	3.6%
FY2017	7,351	0.9%
FY2018	7,497	2.0%

Source: IBISWorld Reports.

Products and markets

Products

Most biotechnology companies perform research and develop new therapeutics and products to treat human diseases, albeit a growing number of companies focusing on agricultural and industrial biotech applications. The primary research focus areas in the Australia biotechnology industry are as follows:

Human health biotechnology: Human therapeutics and diagnostics are the key areas in the human health biotechnology segment. It includes bio-pharmaceuticals such as biotechnology-derived proteins, antibodies and enzymes, and genetic therapies.

Agricultural biotechnology: Agricultural biotechnology includes research into plant and animal genomics and health. For instance, genetically modified crops, an agricultural industry product, are developed for the purpose of improve farm productivity and output.

Industrial biotechnology: In this segment, companies focus on developing new industrial biotech products and processes which are more sustainable and environmentally friendly compared with traditional chemical processes, such as new biomaterials, biomasses and biofuels.

Environmental and natural resource recovery technologies: This segment involves applying life science tools such as genomics, proteomics and gene shuffling to conventional manufacturing and waste managements.

Food production and processing technologies: This segment involves applying natural or engineered microbes to other products to extend shelf life, enhance nutritional characteristics and preserve or create foods or industrial products.

Other products and services: Bioinformatics, proteomics and genomics are included in this segment.

Due to the limited information available, the industry’s product segmentation in Australia is calculated based on the number of firms operating in each major field. Figure 3 sets out the product segmentation in Australia, where human health biotechnology segment, as the most important source of revenue, accounts for 50.2% of the total industry revenue derived in FY2019.

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Figure 3: Products and Services: Australia’s Biotechnology Industry (FY2019)

Source: IBISWorld Reports.

Markets

Industry revenue is generated from various sources, primarily from the pharmaceutical sector, governments, farmers and food processors and other markets.

Pharmaceutical sector: Local and international pharmaceutical companies are the industry’s largest market due to the interlinkages across pharmaceutical supply chains. As falling R&D productivity can restrict traditional product pipelines for chemical-based compounds, more pharmaceutical companies are turning to biotechnology companies that rely on cellular and biomolecular processes to manufacture drugs. In addition, large pharmaceutical companies and their smaller biotech counterparts are increasingly relying on each other for partnership and strategic alliance. As a result, the pharmaceutical sector has grown as a proportion of revenue over the past five years.

Governments: Federal and state government also account for a sizeable share of the biotechnology industry’s market,

primarily due to the industry’s reliance on government funding. In addition, the government is also a major purchaser of bio- pharmaceuticals through the Pharmaceutical benefits Scheme. However, this market has declined slightly as a proportion of industry revenue over the past five years, due to a growing number of biotech companies seeking funding from other sources, including venture capitalists and angel investors.

Farmers and food processors: Farmers and food processors are another major market that is expected to expand in the next five years, where the sale of products is mainly modified crop seeds that improve yields and protect against crop failure due to pests and adverse environmental conditions. The market’s performance has remained steady as a proportion of industry revenue over the past five years.

Other markets: The industry’s other markets are diversified into different fields of biotechnology research, including environmental biotechnology sector and biofuels sector. These combined markets are relatively smaller than the industry’s major markets as a proportion of revenue.

International trade: The industry exports are increasingly growing. Many biotech firms have close ties with international operators and plan to target the global markets rather than only domestic market. In contrast to the traditional exporters, biotech firms establish joint ventures or sign licensing agreement with international operators to access to the global market. Historically the export revenue from royalties and licence fees has been low. However, as more companies commercialise its products, the royalty income has also increased over the past five years.

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The segmentation of major markets by proportion of industry revenue is outlined in the figure below.

Figure 4: Major markets segmentation by proportion of industry revenue in Australia (FY2019)

Source: IBISWorld Reports.

Competitive landscape

Biotechnology companies are generally smaller in size and develop one or a few products. Due to the significant expenditure and extensively long period required for the R&D processes, many of these companies are loss-making and yet to commercialise any products. As such, the biotechnology industry in Australia is highly fragmented and has a low level of market share concentration where the top four players capturing less than 20.0% of the market share in 2018.

The top four biotech firms in Australia by market shares are as follows:

CSL Limited: CSL Limited is the largest biotechnology company in Australia with a market capitalisation in excess of $50 billion. The company operates in Australia, the Asia Pacific, the US and Europe and focuses on the researching, developing, manufacturing and marketing biotherapies that target serious and rare medical conditions. CSL’s revenue generated from its Australian operations is expected to grow at an annualised 10.3% over the five years through FY2019, to reach $935 million.

Amgen Australia Pty Limited: Amgen Australia Pty Limited, a biopharmaceutical company, engages in the research, development, and marketing of biopharmaceuticals in Australia. It offers medicines for the treatment of cancer, kidney disease, bone disease, and other serious illnesses. The company was founded in 1991 and is headquartered in Sydney, Australia. It generated revenue of $372.2 million in 2017. In addition, Amgen Australia Pty Limited’s ultimate parent, Amgen Inc, is the largest biotech company in the US by market capitalisation.

Gilead Sciences Pty Limited: Gilead Sciences is a US research-based biopharmaceutical company which was founded in 1987. The company’s primary areas of research include HIV/AIDs and other anti-viral therapeutics research. In Australia, the company generates revenue from importing, distributing and marketing HIV, hepatitis and antifungal medications.

Acrux Limited: Acrux Limited is an ASX-listed Australian drug delivery company that develops and commercialises branded and generic topical and transdermal pharmaceutical products for the global market using a patented technology for delivering drugs through the skin. Lower revenue is expected for FY2018 following the termination of its licensing agreement with Eli Lilly which is one of the company’s important customer.

The following table indicates the market shares of the main companies operating within Australia’s biotechnology industry:

Table 15: Summary of main companies operating within Australia biotechnology industry:

Company Name	Market Share
CSL Limited	12.2%
Amgen Australia Pty Limited	3.0% - 4.0%
Gilead Sciences Pty Limited	3.0% - 4.0%
Acrux Limited	0.1% - 1.0%

Source: IBISWorld Reports.

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Moreover, the competition for talent in Australia is increasingly growing due to the limited numbers of skilled workers available at the top tier of biotechnology research and the significant international competition exists to attract the best talents. This has resulted in high labour costs, which account for about 30.0% of industry revenue through FY2019 and the percentage is projected to increase slightly in the next five years.

Key external drivers

Private R&D expenditure: Industry firms require access to funding for R&D from private and public entities to commercialise their activities. Any cuts in R&D funding sources may threaten the industry.

Performance of All Ordinaries index: A favourable stock market would help biotechnology companies to raise capital for R&D and commercialisation programs given the long product development timelines.

Business confidence index: Investment funds and venture capitalists are more likely to invest in biotechnology start-ups when business conditions and investor sentiment is strong. Business confidence is expected to improve over FY2019, which would benefit the industry.

Total health expenditure: Most biotechnology development in Australia pertains to medical biotechnology and prioritises on identifying and treating human diseases. Expenditure on health is forecast to increase in FY2019, representing an opportunity for the biotechnology industry to grow.

Population aged 70 and older: In Australia, rising life expectancies due to medical and healthcare development has led to more people living to 70 and beyond. This has resulted in an ageing population and brought a greater incidence of age-

related illnesses such as Alzheimer’s disease, cancers, heart disease and diabetes. As a result, the demand for life-enhancing and life-extending biotechnology products increases.

Key demand determinants

In Australia, an ageing population and ongoing technological developments are the key factors driving demand for biotechnology products, whereas in the US, the demand for biotechnology products depends on the level of innovation within the industry, demographics and social trends among consumers.

Critical success factors

Access to niche markets: Biotechnology firms can expand by developing products for niche markets, for instance, first-in- class biopharmaceuticals for unmet medical needs.

Ability to quickly adopt new technology: Biotechnology firms can gain competitive advantage by making breakthroughs in their field through their research.

Highly trained workforce: Skilled employees with a science degree or equivalent qualification are paramount to the development of a biotechnology firm.

Ready access to investment funding: Due to the long-time frames and sizeable costs involved in developing new biotechnology products, companies require secure finance to ensure successful R&D and remain viable.

Outlook

The Australia biotechnology industry’s performance is projected to continue growing over the next five years, driven by growing demand and greater acceptance of biotech products. As such, industry revenue growth is expected to come from a broader base.

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However, ongoing uncertainty associated with the future of R&D tax incentive remains a concern for this industry in the immediate future. The government announced in the 2018-19 Federal Budget its response to the review of R&D tax incentive conducted in 2016 as part of the National Innovation and Science agenda. The government’s proposed changes, which are currently open to public consultation, include:

•	refocusing the R&D tax incentive on larger companies to provide assistance for those that invest a higher proportion of their expenditure on R&D; and

•	placing an $4.0 million annual cap on companies with annual revenue of less than $20.0 million.

The industry revenue is forecast to increase by an annualised 2.7% over the five years from FY2019 to FY2024, to reach

$8.8b, while the industry profitability is projected to improve over the next five years as a result of the following trends:

•	Biotechnology products are expected to become an increasingly vital part of bio-pharmaceutical drug portfolios, as companies prioritise high-tech, specialist, low-volume medicines that cater to unmet medical needs;

•	Rising interest in biotechnology companies potentially encourages further investment and enables more firms to make profit; and

•	New products reach the commercialisation stage, and this enable firms to leverage their economies of scale and benefit from investments.

The industry employment is projected to continue slowly trending upwards, although a potential shortage of STEM graduates may continue to hinder the growth. In addition, the number of biotechnology companies is expected to grow modestly over the next five years. However, the consolidation trends currently characterising the pharmaceutical sector are expected to start affecting the industry. Pharmaceutical companies are anticipated to continue acquiring biotech start-ups to gain access to product pipelines and innovative technology platform.

The industry’s forecasted growth from FY2019 to FY2024 is outlined below:

Table 16: Summary of industry’s forecasted growth in Australia from FY2019 to FY2024

Year	Revenue ($m)	Revenue % change YOY	Enterprise	Enterprise % change YOY	Employment	Employment % change YOY
FY2019	7,675	2.4%	541	2.3%	14,493	0.4%
FY2020	8,005	4.3%	554	2.4%	14,584	0.6%
FY2021	8,289	3.6%	565	2.0%	14,710	0.9%
FY2022	8,386	1.2%	573	1.4%	14,808	0.7%
FY2023	8,527	1.7%	579	1.0%	14,890	0.6%
FY2024	8,782	3.0%	585	1.0%	14,985	0.6%

Source: IBISWorld Reports.

5.2.	US biotechnology industry

Introduction

The US biotechnology industry is a quickly growing industry, characterized by a multitude of product applications and a wide range of burgeoning markets. Due to the industry’s diverse nature, demand and revenue growth are supported by a similarly wide array of factors.

Growing demand for ethanol indicates the increasing importance of crop yields to agricultural customers, which have consistently demanded industry products over the past five years and will likely continue to do so over the five years to 2023.

Similarly, more than half industry revenue is generated by sales of healthcare products, and the aging US population has driven demand for that segment’s products as a result of their growing medical needs.

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The US biotechnology industry also exhibits a moderately high and increasing barriers to entry due to existing IP, access to capital and stringent government regulation. Strong IP assets are vital for industry success, and this raises formidable barriers to entry. It is increasingly common for companies to enter the biotech market by acquiring an established biotech company, thereby gaining IP assets. While this reduces the time to market and the risk of failure, only the financially strongest companies will be in a position to make such acquisitions. In addition, government regulations are extremely strict, requiring lengthy and costly clinical trials of new drugs before the biotech companies receive federal approval.

The US has the largest and most mature biotechnology industry, with Australia, Canada and various European nations forming a second tier. According to the 2016 Scientific American Worldview Scorecard, which measures the innovation potential in biotechnology for 54 countries, Australia was ranked fifth in the global biotechnology where countries are ranked according to their scores on education, enterprise support, intensity, IP protection, policy and stability, productivity and workforce.

Past performance

The biotechnology industry in the US recorded a revenue of USD108 billion in 2018 and had been growing at a compound annual growth rate of 1.5% from 2013 to 2018.

The industry’s historical revenue and growth from FY2010 to FY2018 in Australia are outlined in Table 17.

Table 17: Summary of the US biotechnology industry’s historical revenue and revenue growth

Year	Revenue (USD million)	Revenue % change YOY
2010	93,055
2011	97,012	4.3%
2012	100,434	3.5%
2013	99,760	(0.7%)
2014	100,583	0.8%
2015	100,165	(0.4%)
2016	102,082	1.9%
2017	113,028	10.7%
2018	107,625	(4.8%)

Source: IBISWorld Reports.

Products and markets

Products

Similarly, in the US, the primary research focus areas include human health biotechnology, agriculture and aquaculture technology, industrial biotechnology, animal health, marine and terrestrial microbial technology and environmental remediation and natural resource recovery.

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Figure 5 sets out the products and services segmentation for the US biotechnology industry in 2018.

Figure 5: Products and Services: US Biotechnology Industry (2018)

Source: IBISWorld Reports.

Market

As with the Australia biotechnology industry, the US biotechnology industry revenue is generated from various sources, primarily from the pharmaceutical and medical manufacturers, government grants and payments, resource industries, exports, agriculture and food sectors and other markets.

The segmentation of major markets by proportion of industry revenue is outlined in the figure below.

Figure 6: Major markets segmentation by proportion of industry revenue in the US (2018)

Source: IBISWorld Reports.

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Competitive landscape

In the US, the biotechnology industry continues to be composed of hundreds of small companies, alongside a few giant pharmaceutical, chemical and agricultural companies. In contrast to the Australia biotechnology industry, the top four industry players generate 61.2% of industry revenue, representing a high level of market share concentration. In addition, the majority of the industry’s profit is generated by the largest industry companies, while the majority of industry companies operate with losses while they steer their new products through approval.

The top four biotech firms in the US by market shares include AbbVie Inc, Amgen Inc, Genentech Inc and Gilead Sciences Inc.

The following table indicates the market shares of the main companies operating within Australia’s biotechnology industry:

Table 18: Summary of main companies operating within the US biotechnology industry:

Company Name	Market Share
AbbVie Inc	20.0%
Amgen Inc	17.6%
Genentech Inc	15.7%
Gilead Sciences Inc	12.1%

Source: IBISWorld Reports.

Key external drivers

R&D expenditure: Biotechnology is one of the most-active fields of R&D. Investment in R&D promotes new drugs and vaccines, disease-resistant crops, enzymatic manufacturing processes and methods of dealing with hazardous materials. Furthermore, increased R&D expenditure encourages new industry product development, which in turn boosts revenue. R&D is expected to increase in 2018.

Investor uncertainty: Biotechnology companies require considerable investments to get started. Industry operators often rely on venture capital for start-up funding, as the resources of founders, family and friends will usually not suffice. As investor uncertainty grows, fewer biotechnology companies will have access to investment capital. Investor uncertainty is expected to increase in 2018, posing a potential threat to the industry.

Number of adults aged 65 and older: A greater life expectancy for the US population has increased the incidence of age- related illnesses. An aging population means that demand for medical treatments will increase. The number of adults aged 65 and older is expected to increase in 2018, presenting an opportunity for the industry.

Price of corn: Growing corn prices generally indicate that demand for corn has increased while the amount of land available for agricultural production has decreased. As land becomes scarcer, improving crop yields and productivity becomes increasingly important. Through the use of genetically modified seeds, biotechnology products help increase corn production. Corn prices are expected to decrease in 2018.

Trade-weighted index: The trade-weighted index (TWI) is used to measure the value of the US dollar against other major currencies. As the value of the dollar increases, US goods, including biotechnology products, become relatively more expensive in foreign markets, while imports become relatively less expensive to US consumers. As the TWI increases, demand for industry goods decreases. The TWI is expected to decrease in 2018.

Key demand determinants

In the US, the demand for biotechnology products depends on the level of innovation within the industry, demographics and social trends among consumers.

Critical success factors

Ability to raise financing: Product development is often a money consuming process; for instance, it can cost more than

$200.0 million to develop a biosimilar. Therefore, it is essential for companies to acquire sufficient capital to finance product development.

Ability to educate the wider community: Many companies endure strong opposition to their activities. Educating the public on the benefits and safety of a company’s products is essential to public acceptance and legislative change.

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Ability to quickly adopt new technology: The speedy adoption of new technological equipment and scientific techniques is essential to gain a competitive advantage.

Concentration on core business: Most companies limit the scope of their R&D activities as a means of reducing operating costs. As a result, most industry operators are highly specialized.

Compliance with required product standards: The industry is highly regulated, and the commercialisation of a product can only be achieved after many years of compliance with required product standards.

Access to highly skilled workforce: The industry employs highly skilled staff. Scientific developments tend to be innovative and require technical expertise.

Outlook

After a period of strong growth over five years to 2018, the US biotechnology industry is expected to struggle over the next five years. The industry is largely reliant on investment as companies must invest heavily in R&D to create new products and stay competitive. However, over the next five years, private investment levels are likely to fall due to the volatile state of the federal government. Rising level of investor uncertainty are also likely to contribute to industry revenue declines over the next five years. The industry revenue is projected to fall at an annualised rate of 0.7% over the next five years to

USD103.8 billion.

Over the five years to 2023, the number of enterprises is projected to increase and grow at an annualised rate of 0.9% to 2,349 companies. However, this growth will likely be limited by large companies growing their market shares through M&A activity as a means of protecting themselves from revenue loss.

Following the similar trend in the number of enterprises, the employment is projected to decline in 2019 and 2020 before reversing its declining trend from 2021 onwards.

The industry’s forecasted growth from 2019 to 2023 is outlined below:

Table 19: Summary of industry’s forecasted growth in the US from 2019 to 2023

Year	Revenue (USD million)	Revenue % change YOY	Enterprise	Enterprise % change YOY	Employment	Employment % change YOY
2019	97,172	(9.7%)	2,188	(2.7%)	280,340	(6.6%)
2020	95,118	(2.1%)	2,236	2.2%	279,213	(0.4%)
2021	96,696	1.7%	2,240	0.2%	280,883	0.6%
2022	100,233	3.7%	2,319	3.5%	289,400	3.0%
2023	103,751	3.5%	2,349	1.3%	295,557	2.1%

Source: IBISWorld Reports.

5.3.	Exchange Rates

Prana is listed on the ASX and on NASDAQ and the Proposed Subscription is denominated in USD. Therefore, the number of Shares and Warrant Shares to be issued is dependent on the AUD:USD exchange rate. Accordingly, we have summarised the historical and forecast AUD:USD exchange rates below:

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Historical AUD:USD exchange rates

Summarised in the chart below is the daily AUD:USD exchange rate movements from 21 February 2018 to 21 February 2019. Over this period, the exchange rate has fluctuated between 0.6945 and 0.7876 AUD:USD and the exchange rate at the announcement date 28 December 2018 was 0.7051 AUD:USD, and as at the Valuation Date was 0.7163 AUD:USD.

Figure 7. Historical AUD:USD exchange rate movements

Source: Reserve Bank of Australia

Forecast AUD:USD exchange rates

The table below is a forecast of the exchange rates by National Australia Bank (NAB).

Table 20: Forecast AUD:USD exchange rates from NAB

Period	A$1 = USD Exchange Rate Forecast
Mar-2019	0.71
Jun-2019	0.70
Sep-2019	0.73
Dec-2019	0.75
Mar-2020	0.76
Jun-2020	0.77
Sep-2020	0.78
Dec-2020	0.79

Source: National Australia Bank forecast data, website

Our comments are as follows:

•	the AUD:USD exchange rates are in the range of 0.71 to 0.79, based on NAB forecasts;

•	as shown in the table below based on the median of the brokers’ consensus, the average consensus forecasts suggest that the rate might potentially revert to levels from 2017 (Figure 7);

•	AUD:USD exchange rates are forecast to remain relatively stable around the current levels as per the Bloomberg estimate.

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Summarised in the table below is the consensus forecasts for AUD:USD exchange rates sourced from Bloomberg.

Table 21: Forecast AUD:USD exchange rates from Bloomberg

As of	Q1 19	Q2 19	Q3 19	Q4 19	2020	2021	2022	2023
Median	0.720	0.720	0.730	0.740	0.750	0.800	--	--
Mean	0.720	0.720	0.730	0.740	0.760	0.780	--	--
High	0.760	0.780	0.800	0.820	0.850	0.840	--	--
Low	0.680	0.670	0.670	0.660	0.650	0.670	--	--
Forward	0.710	0.710	0.710	0.710	0.720	0.720	0.720	0.720

Source: Bloomberg

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6.	Valuation methodology

6.1.	Valuation methodologies

RG 111 sets out the valuation methodologies that a valuer should generally consider when valuing assets or securities for the purposes of share capital returns, selective capital reductions, schemes of arrangements, takeovers and prospectuses. The following methodologies are:

•	the discounted cash flow (DCF) method and the estimated fair value of any surplus assets;

•	the capitalisation of future maintainable earnings (CFME) method, capitalising the estimated future maintainable earnings or cash flows, using an appropriate earnings multiple, and adding any surplus assets;

•	the net assets method (NA Method), being the amount available for distribution to security holders on an orderly realisation of assets;

•	any recent genuine offers received by the target for any business units or assets as a basis for the valuation of those business units or assets. This method is typically used as a cross check to any of the above methods; and

•	the quoted market price (QMP) method for the listed securities when there is a liquid and active market. This method is typically used as a cross check to any of the above methods.

Each of the above methodologies may be appropriate in certain circumstances. The decision as to which method to apply generally depends on the nature of the business being valued, the availability of appropriate information and the methodology most commonly adopted in valuing such a business. Further details on these methodologies are set out in Appendix C of this Report.

RG 111 does not prescribe these methods as the method(s) that the expert should use in preparing the Report. The decision as to which methodology to use lies with the expert based on the expert’s skill and judgement and after considering the unique circumstances of the entity or asset being valued. In general, an expert would have regard to valuation theory, the accepted and most common market practice in valuing the entity or asset in question and the availability of relevant information.

Different methodologies are appropriate for valuing particular companies, based on the individual circumstances of that company and available information. It is possible for a combination of different methodologies to be used together to determine an overall value where separate assets and liabilities are valued using different methodologies.

6.2.	Selection of Valuation Methodologies

Valuation of Prana before the Proposed Subscription

In selecting the appropriate methodology with which to assess the value of Prana, we have considered the various valuation methodologies above, the nature of the business and the nature of the financial information available.

We have used the QMP method as the primary method, where we have referred to the spot closing price at 21 December 2018, the last trading date prior to the announcement of the Proposed Subscription and the 3-month VWAP prior to that date, adjusted for a control premium. The share trading price is one of the most reliable measures of the value of a company, in the instances that it has been traded reasonably actively, it exhibits an acceptable level of liquidity and it has been traded and researched by informed investors. We examined, in further detail, the share trading history of Prana in Section 0 and Appendix F.

In our view, even though the shares are not well traded, given it is dual listed (on the ASX and the NASDAQ under the ADS/ADR arrangements for dual listing), and there has been a certain reasonable level of activity in the recent periods preceding the announcement of the Proposed Subscription, we believe that selecting the QMP method as a primary method is reasonable.

As a cross check to the value before the Proposed Subscription, we have selected the Net asset Value (NAV) method.

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NAV methods are commonly used when:

•	the earnings or cash flows of a company are insufficient to justify a value for the company exceeding the value attributed to its underlying net tangible assets;

•	a company’s principal activity is to hold capital growth assets such as freehold property or investments;

•	a company has substantial surplus assets relative to the assets required to undertake its principal activity; or

•	future prospects of a company are extremely doubtful and/or liquidation is being contemplated.

The NAV methods usually provide an indication of the minimum value that a vendor might be willing to accept on the sale of a company, because it typically does not include any value for goodwill.

In our opinion, assessing the fair value Prana using the NAV method, on a going concern basis, as a reasonableness test, is a suitable cross check for the purposes of the analysis. We have made an adjustment to the NA value of Prana for the estimated value of Prana’s intangible assets comprising predominantly its intellectual property (IP), arising from the R&D for the PBT434 drug, by considering (i) the relative valuation method, which is a type of market approach and is similar to the CFME method that measures a company’s value based on the observed prices for transfer of similar businesses and assets, and (ii) the cost approach, as the value of Prana’s intangible assets are not reflected on its balance sheet.

Our reasons for the selection of the NA Method as a cross check include the following:

•	the business has been operating and reported operating losses since FY2000;

•	Management does not expect the Company to report a profit until at least FY2022;

•	the Directors are of the view that the Proposed Subscription will provide Prana with sufficient funding to meet its short to medium term business objectives;

•	the Company has been investing significantly in R&D for its IP and has been expensing the R&D, hence the intangible assets are not reflected in Prana’s balance sheet;

•	DCF and CFME method are not appropriate given the lack of information (no long-term forecasts) available to us and significant uncertainties associated with the success probability of the Company; and

•	it provides additional support with regards to the implied IP value with reference to its share trading history. With regards to the IP of Prana, we note that:

•	The value of Prana’s IP is not reflected in its balance sheet, although the Company has spent approximately $108 million (for employee and other R&D expenses) since 1 July 1999 to 31 December 2018, mainly on the development of Prana’s pipeline IP in Alzheimer’s disease, Parkinson’s movement disorders, Huntington disease and other neurodegenerative diseases.

•	To estimate the fair value of Prana’s IP (included as part of the NA Method), we have considered the relative valuation method (refer above).

•	The income approach is not appropriate given the current lack of operating profits, significant uncertainties associated with the income-producing capability of Prana’s IP and lack of long-term forecasts.

•

The relative valuation method (discussed in more detail in Appendix C) can be used to infer, at a high level, a value for a company’s intangible assets by considering the value of intangible assets associated with listed companies which are broadly comparable in terms of nature, size and product development stage. We have compared the difference between the market capitalisation (adjusted for a control premium where appropriate) and net tangible assets of the comparable listed companies, on the premise that the market capitalisation takes into account the market value of the company’s intangible assets. By extrapolating the value of the listed companies and making adjustments for the operational positions specific to the company being valued, it is possible to infer the value of a company’s intangible assets.

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•	The cost approach (discussed in more detail in Appendix C) approach is based on the premise that a prudent investor would pay no more for an intangible asset than its replacement or reproduction cost. The cost to replace the intangible asset would include the cost of constructing a similar intangible asset of equivalent utility at prices applicable at the time of the valuation analysis. This estimate may then be adjusted by losses in value attributable to obsolescence (physical, functional and/or economic).

Valuation of Prana after the Proposed Subscription

Consistent with the valuation of Prana before the Proposed Subscription, we have valued Prana’s shares after the Proposed Subscription using the QMP method, adjusted for the issue of shares to Life Biosciences, the value of the Warrants and converted the value to a minority interest basis.

As cross checks, we have considered the share trading and share issues after the announcement of the Proposed Subscription.

As noted earlier, we have incorporated in our analysis the recent Share Issues (both the shares and cash), occurring after the announcement date, that are relevant in the assessment of fairness as of the date of the issue of this report. We note, however, that:

•	The Share Issues are much smaller in size when compared to the Proposed Subscription;

•	The 4 January 2019 issue, as represented by Management, has been partially driven by the effect on the trading volumes from the announcement of the Proposed Subscription, the impact on prices or the timing if it were to occur, and the parameters of the issue using the ATM facility would have been determined by the market conditions at the time including demand, market prices and volume. This implies that a parameter considered reasonably reliable would be the minimum issue price under the Purchase Agreement, i.e. $0.039; and

•	The 4 February 2019 issue is under an ATM facility and the coinciding announcement of the US-FDA granted Orphan Drug designation to Prana’s lead molecule PBT434 for treatment of Multiple System Atrophys. As such, it is assumed that a specific outcome of an issue following a positive announcement could not have been estimated with a degree of reliability.

•	The closing price on the date of the announcement of the Proposed Subscription was $0.034, the VWAP for the 1-month post 21 December 2018 (date before the announcement of the Proposed Subscription) was $0.043, and the shares traded between $0.033 and $0.048. The closing share price on 21 December 2018 was $0.028.

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7.	Valuation of Prana before the Proposed Subscription

7.1.	Introduction

In this section we have estimated the fair value of Prana on a controlling interest basis, based on:

•	the QMP method as the primary method; and

•	the NA Method assuming a going concern as a cross check.

Our valuation of an issued share in Prana before the Proposed Subscription has been undertaken on a control basis as per RG 111 that is the comparison for a takeover, where it is assumed that a 100% of the target’s equity is acquired.

7.2.	Valuation based on QMP

We have valued the equity of Prana on a control basis, using the QMP method as a primary method, assuming a range of values, as follows:

•	The low end of the range has been selected as the closing price immediately prior to the date of the announcement of the Proposed Subscription, (i.e. 21 December 2018, as the last trading day before the announcement) of $0.028. This share price is considered to be representative of the market sentiment prior to the announcement, factoring all information known to the market as at that date;

•	The high end of the range was selected to be the 3-month VWAP up to 21 December 2018, as this represents a reasonable period of share trading, considering the history of decline in the share price in the year preceding the announcement of the Proposed Subscription.

7.2.1.	QMP method

Based on our analysis (explained in more detail in Appendix F), Prana’s shares demonstrate a lower level of liquidity compared to the two comparable companies (discussed in Appendix D) and the other larger companies (the largest company and smallest company, in terms of market capitalisation, included in the ASX 200 index as at 28 December 2018), in terms of the following measures:

•	somewhat lower trading volume in the one-year period up to 28 December 2018;

•	a generally higher average bid-ask spread; and

•	a higher number of trading days with no trading volume.

However, given the activity in the market and its dual listing, we consider that the level of liquidity was broadly sufficient to support an assessment of fair value of Prana’s shares based on its QMP.

Further, Prana’s share exhibited a higher level of liquidity in the weeks following the announcement of the Purchase Agreement between Prana and Life Biosciences on 28 December 2018, as set out in Figure 2 in Section 0.

As such, we have relied on Prana’s share price, in particular the closing price prior to the announcement and the VWAP, for 3-month periods prior to the announcement date for the purpose of our valuation.

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As shown in Section 0, the closing price of Prana’s shares at 21 December 2018, the last trading date before the announcement was $0.028 and the VWAP of Prana’s shares traded on the ASX during the 1-month and 3-month periods prior to 21 December 2018 are $0.035 and $0.041, respectively. After adjusting for a control premium of 25.0% (discussed in Section 7.2), the closing spot price at 21 December 2018, the latest trading date prior to the announcement was $0.028 and the VWAP for the 1-month and 3-month periods prior to the 21 December 2018 were $0.043 and $0.05128 per share, respectively.

A number of options were issued under Prana’s then existing ASX 2004 Employee Share Option Plan (ESOP)29, which are as follows:

•	700,000 options with exercise price of $0.083; and

•	500,000 options with exercise price of $0.11.

Given that the options are out of money based on Prana’s closing share price of $0.028, the last trading date prior to the date of the announcement of the Proposed Subscription, as well as below the high end of our estimated fair value range we have assumed that these options would not be exercised, and therefore have no dilutive effect on value.

7.2.2.	Control premium

In order to value the issued shares in Prana before the Proposed Subscription on a control basis, we have estimated a control premium, taking into consideration comparable transactions.

It is commonly observed that the prices paid for small parcels of shares in public markets are lower than those paid for large blocks of shares that confer control over a company’s operations. This differential is referred to as the “control premium”.

The size of any premium should, in principle – and in particular when applied to a valuation in the current context – reflects the economic benefits expected to arise from control, which include, but not limited to the ability to:

•	take ownership over the operational and strategic decision-making processes;

•	appoint and remove management;

•	declare dividend;

•	acquire or dispose of assets and business within the company; and

•	undertaking borrowings on behalf of company.

We have estimated the control premium applicable to shareholdings in Prana to be approximately 25.0%, based on our analysis of the transactions involving companies involved in similar business as Prana. Refer to Appendix E for more details on the analysis of the control premium.

28 $0.043 = $0.035 (the VWAP for the 1-month period prior to 21 December 2018) x (1 + 25.0%). $0.051 = $0.041 (the VWAP for the 3-month period prior to 21 December 2018) x (1 + 25.0%).

29 Refer to Appendix 3B released to ASX 13 July 2018, items 5(a) and 6(a).

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7.2.3.	Value conclusion based on the QMP method

We estimate the fair value of an issued share before the Proposed Subscription on a control basis to be in the range of

$0.0354 to $0.0508, which is outlined in the Table 23 below:

Table 22: Share price on a control basis

	Value per share before control premium $	Value per share after 25% control premium $
Closing price on 21 December 2018	0.028	0.0350
3-months VWAP	0.041	0.0509

Fair value of the issued shares of Prana on a control basis before the Proposed Subscription

		Excluding Share Issues		Including Share Issues
	Low	High	Low	High
Value per share ($) (1)	0.0350	0.0509	0.0354	0.0508
Number of shares on issue (2)	536,975,050	536,975,050	554,676,850	554,676,850
Equity value ($) (1)	18,794,127	27,341,431	19,620,952	28,168,256

Source: FTI Consulting analysis Note:

(1)	The equity value including the Share Issues was adjusted for the actual cash raised at the time of the Share Issues, namely $826,825, at a weighted average price per share of $0.0467 per share, but not for cash burn. On this basis, the per share value including the Share Issues results in the calculated range above.
(2)	In our analysis of fair value as at the Valuation Date we are using the number of shares on issue as at 20 February 2019, namely 554,676,850, which includes the Share Issues.

7.3.	NA Method cross check

The fair value estimates above have been cross-checked using the NA Method for reasonableness assessment. The NA Method estimates the net realisable value of the assets and liabilities on a going concern basis, including an assessment of the tangible and intangible assets.

7.3.1.	Valuation of assets and liabilities other than intangible assets

For the purposes of the cross check we have relied upon the preliminary balance sheet values of the assets and liabilities of Prana as provided by Management (unaudited) as a reasonable proxy of fair values, excluding any intangible assets as at 31 December 2018, which are presented in the following table.

Table 23: Summary of NA as at 31 December 2018

$ 000	Book value
Current assets
Cash and cash equivalent	8,383.3
Trade and other receivables	5,589.6
Other current assets	112.7
Total current assets	14,085.6
Total non-current assets	60.0
Total assets	14,145.6
Current liabilities
Trade and other payables	2,671.1
Provisions	550.1
Total current liabilities	3,221.1
Total non-current liabilities	1.3
Total liabilities	3,222.5
Net assets/(liabilities)	10,923.1

Source: Preliminary draft balance sheet as at 31 December 2018, unaudited.

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We make the following comments on the net asset position of Prana as at 31 December 2018:30

•	as discussed in Section 3.9, the financial position of Prana’s assets and liabilities as at the Valuation Date is based on its financial position as at 31 December 2018.;

•	we have assumed that the book values of the assets and liabilities included in Prana’s balance sheet approximate their fair values because they are mostly monetary assets and liabilities;

•	trade and other receivables primarily comprise R&D tax incentive receivable, which is yet to be received by Prana as at 31 December 2018;

•	other current assets primarily comprise prepayments and rental deposits;

•	non-current assets are in relation to property, plant and equipment;

•	trade and other payables primarily comprise trade payables, R&D accruals and other accrued expenses; and

•	the net assets of $10.6 million as at 31 December 2018 do not include the fair value of any intangible assets, and any deferred tax assets (Prana had unrecognised tax losses with a potential benefit of approximately $34 million as at 30 June 2018), nor the cash inflow or cash spent between 31 December 2018 and the Valuation Date.

7.3.2.	High level assessment of the value of the IP

Based on the methodology set out in Section 6.2, we have estimated at a high level the fair value of Prana’s intangible assets (mainly in relation to its IP for its PBT434 drug compound discussed in Section 3.2) by considering the relative valuation method and the cost methods.

Relative valuation method

The relative valuation method is a type of market approach which is similar to the CFME method that measures a company’s value based on the observed prices for transfer of similar businesses and assets.

The value is then adjusted for company specific factors to determine a value range for Prana’s IP. Please refer to Appendix D for our full analysis of the comparable listed companies. The key points include:

•	we have reviewed the companies that develop drug products to treat MSA and PSP as identified by Management (in a marketing report identifying the opportunities for PBT434),[31] and screened for comparable companies operating in Australia using the S&P Capital IQ financial database. We have identified two companies that are broadly comparable to Prana, namely Actinogen Medical Limited and Living Cell Technologies Limited;

•	the implied market value of their intangible assets can be determined by considering the difference between market capitalisation (after adjusting for control premium of 25.0%, as discussed in Section 7.2.2) and the net tangible assets;

•	the net tangible assets for both the comparable companies are predominantly cash and short-term investments, and do not include the value of intangible assets;

•	the implied value of intangible assets for Actinogen Medical Limited and Living Cell Technologies Limited is approximately $50 million and $21 million respectively, with an average of $36 million; and

•	both the comparable companies have products that are currently progressing in Phase 2 clinical stage, which is more advanced than the Phase 1 clinical stage that Prana’s PBT434 is progressing in.

30 Our understanding of the nature of the line items for the assets and liabilities included in the balance sheet is based on Prana’s annual report for FY2018 (for the financial year ending 30 June 2018). The Management has confirmed that there were no material changes in the nature of the assets and liabilities between 31 December 2018 and Valuation Date.

31 The companies that develop drug products to treat MSA and PSP as identified by the Management are significantly larger than Prana, and therefore we have not considered them in our analysis of the value of intangible assets based on the relative valuation method.

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Management have advised us that, based on current estimates, timelines and study design, Prana would have to incur total expenses, including the R&D expenses directly associated with PBT43432 and the other administrative and finance expenses (for the whole company), of approximately:

•	$13.3 million from 1 January 2019 to the completion of PBT434’s Phase 1 study (around mid-2019); and

•	a further $31.5 million (totalling $44.7 million) until the completion of PBT434’s Phase 2 study (around mid-2021). To estimate the value of Prana’s PBT434 which is currently in the Phase 1 clinical stage, we have:

•	used a range of values of $21 million to $50 million as the approximate value of intangible assets associated with comparable companies with drugs in Phase 2 study, as implied by the analysis of the two comparable companies based on the relative valuation method; and

•	deducted the estimated expenses to be incurred by Prana to develop its PBT434 from its current Phase 1 to the middle of Phase 2 study, which are approximately $29.0 million.

Accordingly, we have estimated the value of Prana’s IP to be in a range of nil to $21 million based on the relative valuation method, as set out in the table below.

Table 24: Summary of valuation of intangible assets based on the relative valuation method

	Unit	Low value	High value
Implied value of the intangible assets of comparable companies (with drugs in Phase 2)	$000	21,436.7	50,116.4
Estimated cost for Prana to develop its PBT434 from the current Phase 1 to the middle of Phase 2	$000	(28,979.8)	(28,979.8)
Estimated value of Prana’s current intangible assets based on relative valuation method	$000	-	21,136.5

Source: FTI Consulting analysis.

May not add due to rounding

Given that the market places some value on the IP based on share trading and capital raisings, we did not believe that the low end of the IP being at nil was reasonable, especially considering recent developments with the FDA granting Prana first orphan drug designation for the treatment of MSA (announced on 31 January 2019). As such, we undertook some additional study into the costs spent on R&D, as outlined below.

Cost method

For the cost method, given that estimates of the reproduction or replacement cost of modern assets equivalent to the PBT434 drug compound as at the Valuation Date are not readily available, we have considered the historical costs incurred by Prana to develop its PBT434 drug compound as provided by Management.

Between FY2012 to FY2018, Prana incurred total costs for the development of its PBT434 drug compound of $14.9 million, comprising:

•	$7.1 million of direct R&D costs; and

•	$7.8 million of other administrative and finance costs allocated to PBT434.

In our analysis, we have relied on the $7.1 million of direct R&D costs as an estimate of the value of Prana’s IP, lower than the total $14.9 million spent, to account for any potential obsolescence and inefficiencies associated with the historical development of PBT434.

32 Excluding the R&D expenses directly associated with PBT2 and other drug discovery.

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Summary of valuation of IP

Looking at both the relative value method and the cost method to assess the fair value of the IP, we have estimated a fair value range between $7.1 million and $21.1 million for the valuation of Prana’s IP in our analysis, based on the amount implied by the cost method (as the lower end of the range) and the relative valuation method (as the upper end of the range).

Summary of valuation – NA Method

The valuation of Prana derived using the NA Method is summarised in the following table.

Table 25: Summary of valuation based on the NA method

		Unit		Low value	High value
Net assets as at 31 December 2018	Table 24		$000	10,923.1	10,923.1
Plus: Cash consideration received in the Share Issues			$000	826.8	826.8
Plus: Estimated value of IP	Section 7.2		$000	7,104.6	21,136.5
Equity value (controlling interest basis)			$000	18,854.6	32,886.5
Number of shares on issue				554,676,850	554,676,850
Fair value per share on a controlling interest basis		$		0.0340	0.0593

Source: FTI Consulting analysis.

Note: All options currently issued by Prana are out of the money based on the closing share price as at the Valuation Date. We have therefore assumed that these options are unlikely to be exercised and have excluded them from our analysis of the effect on the Proposed Subscription.

7.4.	Summary of valuation of Prana before the Proposed Subscription

Our valuation of the issued shares in Prana before the Proposed Subscription is summarised in the following table:

Table 26: Summary of valuation of Prana before the Proposed Subscription

Methodology		Low value $	High value $
Primary valuation method
QMP	Table 23	0.0354	0.0508
Valuation cross-check
NA Method (including IP)	Table 26	0.0340	0.0593
Concluded fair value range per issued share on a control basis		0.0354	0.0508

Source: FTI Consulting analysis.

Based on our analysis, as at the Valuation Date, the value of the issued shares in Prana on a control basis is in the range of $0.0354 to $0.0508 per share, and Prana’s equity value on a control basis is in the range of $19.6 million to $28.2 million as set out in Table 23.

Given that Prana is an early stage drugs development company, with its key PBT434 drug still in Phase 1 clinical trial, there are inherently much uncertainties in relation to the future and success of its drugs and business, which results in a comparatively wide range of values as reflected in the tables above.

The NA value supports the value range determined using the QMP method. While the NA Method is somewhat wider and as such, we have concluded on the fair value of the shares of Prana based on the QMP value method as a primary method to be in the range of $0.035 to $0.051 per share on a controlling basis.

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8.	Valuation of Prana after the Proposed Subscription

8.1.	Introduction

In this section, we have estimated the fair value of Prana after the Proposed Subscription based on the NA Method assuming a going concern, on a minority interest basis.

Our valuation of an issued share in Prana after the Proposed Subscription has been undertaken on a minority interest basis (including a minority interest discount) as Life Biosciences will be potentially increasing its interest in Prana from nil to a maximum of approximately 59.6%33, (assuming exercise of all the Warrants, the Shares Issued post the announcement date are included in the number of shares on issue, and using the exchange rate as of 28 December 2018 of 0.7051 USD/AUD) after the Proposed Subscription, based on the number of shares on issue as at the Valuation Date.

As the actual number of Investor Shares and Life Biosciences Warrants to be issued as a result of the Proposed Subscription depends on the AUD:USD exchange rate, using a hypothetical scenario of exchange rate of 0.6251 USD/AUD, would change the above percentages to 35.7% and 62.5%, respectively.

8.2.	Discount for Minority Interest

We have applied a minority interest discount of 20.0% 34 to the equity value of Prana to determine the equity value of Prana on a minority interest basis, based on the control premium of 25.0% (refer Appendix E) that we have adopted in our analysis.

The minority interest discount reflects the notion that a partial ownership interest is worth less than its pro-rata share. This is due to limited control (if any) over the entity and its underlying operations, including:

•	declaring and distributing dividends;

•	entering into contractual relationships with customers and suppliers;

•	raising debt or equity capital for the company; or

•	selling or acquiring assets or selling the company itself.

A typical minority interest discount is generally in the range of 17% to 26%.35

8.3.	Summary of Prana after the Proposed Subscription

Following the completion of the Proposed Subscription, Life Biosciences has the option to exercise or not exercise its Warrants, which would vest two months after completion of the Proposed Subscription and expire on 19 December 2019. Whether Life Biosciences would or would not exercise its Warrants depends on various factors, for example:

•	whether Life Biosciences would like to increase its shareholdings and/or control over Prana, either for strategic, financial and/or other reasons;

•	whether Life Biosciences considers the fair value of Prana’s shares at the point of exercise to be greater than the exercise price;

33 In the case that Life Biosciences exercises all Life Biosciences Warrants in the future post-Proposed Subscription, and as the full USD2 million under the Placement to other investors is raised (excluding any potential exercise of warrants issued as part of the Placement), Life Biosciences would increase its shareholdings of Prana to approximately 59.6%, assuming all shares and attached warrants under the Placement are issued and exercised, excluding exercise of existing options. It should be noted that the exact number of shares issued will not be known until the date of the issue, as it is dependent on the AUD:USD exchange rate as at the date of the Subscription. If the exchange rate changes to 0.6251 USD/AUD, in a hypothetical scenario, the stated percentage will change to 55.85%. For details refer to the Explanatory Memorandum

34 20.0% = 1 – [ 1 / (1 + 25.0%)]. The 25.0% is the control premium that we have adopted in our analysis, as discussed in Section 7.2.2.

35 Based on a study in 2017 (RSM Bird Cameron Control Premium Study 2017), the control premium for the Australia market is estimated to be in a range of 21.1% to 34.5%, which implies a minority interest discount of 17.4% to 25.7%.

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•	whether Life Biosciences would like to provide more funding to Prana to support its business operations and the development of its drugs;

•	the success of the development of Prana’s drugs, including the PBT434 drug, during the period before the expiration of the Warrants.

The following table summarises our valuation of the issued shares in Prana after the Proposed Subscription: [??$19.6 million to $28.2 million]

Table 27: Summary of valuation of Prana after the Proposed Subscription

		Low value	High value
Equity value ($ million, controlling interest basis)		18.8	27.3
Add: Consideration received from the Share Issues		0.8	0.8
Add: Consideration for new shares issued ($ million)		10.6	10.6
		30.3	38.8
Less: Minority interest discount	20.00%	(6.1)	(7.8)
Equity value ($ million, minority basis)		24.2	31.0
Less: Value of Life Biosciences Warrants		(2.4)	(2.4)
Equity value post warrants ($ million, minority basis)		21.8	28.7
Number of shares on issue	554,676,850
New shares issued to Life Biosciences	272,738,182
Total number of shares	827,415,032	827,415,032	827,415,032
Fair value per share on a minority interest basis		0.0264	0.0346

Source: FTI Consulting analysis.

Note: All options currently issued by Prana are out of the money based on the closing share price as at the Valuation Date. We have therefore assumed that these options are unlikely to be exercised and excluded them from our analysis of the effect on the Proposed Subscription.

We have valued the Life Bioscience Warrants using a Black-Scholes call option model. The adopted assumptions were as follows:

•	share price of $0.028, based on the closing price on 21 December 2018,

•	exercise price of $0.045,

•	time to expiration approximately 0.97 years,

•	share volatility of 77.6%, which is the historical volatility of Prana’s shares for a period of 1 year,

•	risk free rate of 1.97%, which is based on 1-year Australian Government Bond,

•	number of Life Bioscience Warrants are 545,476,365.

As discussed in Section 0, in the period after the announcement of the Proposed Subscription (28 December 2018) to 21 February 2019, Prana’s shares traded at around $0.033 to $0.048 (on a minority interest basis), which at the low end overlaps the high end of our estimated range of fair value of Prana’s shares after the Proposed Subscription (on a minority interest basis).

Share Issues

As noted earlier in the Report, we have incorporated these Share Issues in our fair value analysis as of the Valuation Date.

Prana was successful in undertaking the Share Issues after the date of the announcement. We discuss these in further detail below.

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Share Issues after the Proposed Subscription announcement

On 4 January 2019, i.e. one week after the announcement, Prana raised equity capital by issuing 15,789,360 ordinary fully paid shares at $0.0475 per share for $749,99536 to fund its current clinical development, research programs and working capital.37

On 4 February 2019, Prana issued 1,912,440 shares under its ATM facility raising US$55,840 ($A76,830, using the exchange rate applied by Prana in accordance with its accepted practice for ATM issues, at an average price of approximately US$0.0292 (or $0.0402) in the same basis per share issued.

Even though that these Share Issues were completed after the announcement we have used a Valuation Date that incorporates the current developments. According to Management, the Share Issues were achievable due to the significant trading volumes potentially arising from the announcement of the Proposed Subscription as well as the US-FDA granting Orphan Drug designation to Prana, as announced on 31 January 2019.

We note, however, that the Share Issues are small in volume of shares and have been potentially triggered by the announcement itself as well as the announcement of the US-FDA Orphan Drug designation to Prana’s lead molecule PBT434 for treatment of Multiple System Atrophy.

36 $749,995 = $0.0475 x 15,789,360.

37 As indicated in the Notice of General Meeting and Explanatory Memorandum, Prana is seeking ratification for this issuance of shares from its Shareholders at the General Meeting.

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8.4.	Sensitivity analysis

We have also considered it appropriate to include a sensitivity analysis which illustrates the impact on the estimated fair value after the Proposed Subscription assuming share trading levels as of 20 February 2019.

Table 28: Illustrative share value ranges as of a current date

	Value per share before control premium	Value per share after control premium
Closing share price 20 February 2019	0.040	0.050
1 month VWAP	0.039	0.049
3 months VWAP	0.042	0.052

Source: S&P Capital IQ, FTI Consulting analysis

Consistent to the logic adopted in the analysis above, we have used as the low and the high, the closing price and the 3- month VWAP price on a control basis.

Multiplying the low and high values by the number of shares including the Share Issues, we calculated an equity value range of between $27.7 million and $29.0 million. The table below shows the value range for this sensitivity analysis.

Table 29: Sensitivity analysis of the value of the Prana share after the Proposed Subscription assuming current share trading and exchange rate as at 20 February 2019

		Low value	High value
Equity value ($ million, controlling interest basis) (1)		27.7	29.0
Add: Consideration for new shares issued ($ million)		10.5	10.5
		38.2	39.4
Less: Minority interest discount	20.00%	(7.6)	(7.9)
Equity value ($ million, minority basis)		30.6	31.5
Less: Value of Life Biosciences Warrants (2)		(5.2)	(5.2)
Equity value post warrants ($ million, minority basis)		25.4	26.4
Equity value post warrants ($ million)
Number of shares on issue	554,676,850
New shares issued to Life Biosciences (2)	268,473,673
Total number of shares	823,150,523	823,150,523	823,150,523
Fair value per share on a minority interest basis		0.0308	0.0320

Source: FTI Consulting analysis.

Notes: (1) Equity value estimated using the share price of 0.040 as at 20 February 2019, adjusted for a control premium of 25.0%.

(2)       Number of shares and warrants issued to Life Biosciences were estimated using the exchange rate as at 20 February 2019 of 0.7163 USD/AUD.

For the purposes of this sensitivity analysis, we have valued the Life Bioscience Warrants using Black-Scholes call option model. The adopted assumptions for the purposes of this sensitivity analysis were as follows:

•	share price of $0.040, based on the closing price on 20 February 2019,

•	exercise price of $0.045,

•	time to expiration approximately 0.83 years,

•	share volatility of 77.6%, which is the historical volatility of Prana’s shares for a period of 1 year,

•	risk free rate of 1.97%, which is based on 1-year Australian Government Bond,

•	number of Life Bioscience Warrants of 536,947,347.

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9.	Assessment of the Proposed Subscription

9.1.	Conclusion

Based on our analysis, as set out above, FTI Consulting is of the opinion that, in the absence of a superior offer, the Proposed Subscription is not fair but reasonable, to the Non-Associated Shareholders, as a whole.

There are compelling reasons for the Shareholders to approve the Proposed Subscription as they will be better off if the Proposed Subscription proceeds.

In accordance with RG 111, the expert is to consider these reasons and the position of the Non-Associated Shareholders, as a whole, as part of the reasonableness assessment of the Proposed Subscription.

9.2.	Approach

Fairness

The Proposed Subscription will be fair to the Shareholders if the fair value of an issued share after the Proposed Subscription (on a minority interest basis) is equal to or greater than the fair value of an issued share before the Proposed Subscription (on a control basis).

Therefore, for the purposes of assessing the fairness of the Proposed Subscription, we have assessed and compared the fair value of an issued share in Prana:

•	before the Proposed Subscription, on a controlling interest basis

•	after the Proposed Subscription, on a minority interest basis.

Reasonableness

In assessing the reasonableness of the Proposed Subscription, we have considered the advantages and disadvantages of the Proposed Subscription proceeding as well as any other factors that we identified. We have also considered the:

•	existence of any premium for control;

•	likelihood of an alternative superior offer being made to the Shareholders; and

•	alternatives available to the Shareholders.

9.3.	The Proposed Subscription is Not Fair

We have assessed whether the Proposed Subscription is not fair by comparing the fair value of an issued share in Prana before the Proposed Subscription, on a control basis, to the fair value of an issued share after the Proposed Subscription, on a minority interest basis, assuming the Proposed Subscription is approved.

Our fairness assessment indicates that the range of fair values of a share in Prana after the Proposed Subscription, is lower than the range of a share in Prana before the Proposed Subscription both at the low and the high end of the estimated range.

In particular, we have assessed the fair value of an issued share in Prana:

•	before the Proposed Subscription, on a control basis, to be in the range of $0.0354 to $0.0508 per share;

•	after the Proposed Subscription, on a minority interest basis, to be in the range of $0.0264 to $0.0346 per share; and

•	we have assessed the impact on value as a sensitivity analysis, if current share trading and exchange rate as of 20 February 2019 is adopted, in a value range of $0.0308 to $0.0320.

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A summary of our fairness assessment is set out in Figure 7.

Figure 7: Summary of fairness assessment

Source: FTI Consulting analysis.

We note from the above chart that the range of fair values of a share in Prana after the Proposed Subscription, is lower than the value range of a share in Prana before the Proposed Subscription both at the low and the high end of the ranges.

The issuance price of the new ordinary shares issued to Life Biosciences of $0.039 is within the range of the values per share (on a control basis) before the Proposed Subscription, while higher than the range of the fair values after the Proposed Subscription.

The exercise price of the Warrants of $0.045 is within the range of the values per share (on a control basis) before the Proposed Subscription, and at a premium of 27.2% compared to the low end of the range and at a discount of 11.4% compared to the high end of the range.

The valuation of an issued share after the Proposed Subscription incorporates a discount for minority interest of 20.0%38.

RG 111 recommends that the Proposed Subscription is assessed on the basis that Prana is subject to a change of control transaction. This reflects the possibility that the Shareholders, in approving the Proposed Subscription, may give up the opportunity to realise a control premium. After the Proposed Subscription, Life Biosciences would increase its shareholding interest in Prana from nil to up to 59.6%, provided no other shares or Warrants being issued.

Our assessment involves comparison of the underlying value with the ‘consideration’ to be received by Shareholders, where that consideration is deemed to be shares in Prana after the Proposed Subscription. For the purposes of the comparison, we have valued the shares after the Proposed Subscription on a minority interest basis and compared it to the value of the shares before the Proposed Subscription on a control basis.

38 20.0% = 1 – [ 1 / (1 + 25.0%)]. The 25.0% is the control premium that we have adopted in our analysis, as discussed in Section 7.2.2.

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Our assessed range of fair values of an issued share of Prana after the Proposed Subscription is lower than the range of the fair values of an issued share of Prana before the Proposed Subscription both at the low and the high end of the ranges therefore, we have determined that the Proposed Transaction is not fair to the Shareholders, as a whole, according to

RG 111.

RG 111 provides that ‘an offer is fair if the value of the offer price or consideration is equal to or greater than the value of the securities the subject of the offer’. RG 111.78-79 provides that an expert should usually give a range of values for the securities the subject of the offer. As the range of the fair values of an issued share of Prana after Proposed Subscription is below the range of values of a share before the Proposed Subscription, the Proposed Subscription is not fair.

Accordingly, we have determined that the Proposed Subscription is not fair to the Shareholders as a whole.

Voluntary escrow

The Voluntary Escrow and Lock-Up Arrangements as a result of the Proposed Subscription give Prana a relevant interest of approximately 62.3%39 of Prana’s shares on issue after the Proposed Subscription and the exercise of the Warrants.

The relevant interest:

•	arising from the Voluntary Escrow is for a period sufficient to ensure the Investor Shares and the Warrant Shares are registered with the US Securities and Exchange Commission (SEC) after completion of the Proposed Subscription,[40] and relates only to the trading of the shares and not any other rights attached to the shares including the voting rights; and

•	arising from the Lock-Up Agreements is for a period of ninety ASX trading days after the Investor Shares are issued under the Proposed Subscription and is for the purpose of providing comfort to Life Biosciences that the Continuing Directors are committed to the business and operations of Prana and to further align the interests of the Continuing Directors with all the Shareholders.

As such, we consider that the impact on the Non-Associated Shareholders is not material.

9.4.	The Proposed Subscription is reasonable

According to RG 111, the Proposed Subscription is reasonable if it is fair, or if despite not being fair, the overall advantages of the proposal outweigh its disadvantages to the Shareholders.

We have summarised below some of the relevant factors associated with the Proposed Subscription. In assessing the reasonableness of the Proposed Subscription, we have considered the potential advantages and disadvantages to the Non-Associated Shareholders and considered whether the advantages outweigh the disadvantages in the context of the Proposed Subscription.

Individual Shareholders may interpret these factors differently, depending on their circumstances. We have assessed that the advantages and disadvantages of rejecting the Proposed Subscription are the inverse of accepting the Proposed Subscription. The potential advantages and disadvantages to Non-Associated Shareholders arising from the approval of the Proposed Subscription are summarised below:

39 This is based on the 59.6% that would be held by Life Biosciences after the Proposed Subscription and the exercise of the Warrants, plus the 2.7% that would be held by the Continuing Directors after the Proposed Subscription and the exercise of the Warrants (the Continuing Directors held a total of 18,380,777 shares as at the Valuation Date. The options held by the Continuing Directors are out-of-money based on closing share price as at the Valuation Date and are therefore not considered).

40 As required by the Purchase Agreement, Prana would prepare the registration statement to file with the US SEC within 30 days of completion of the Proposed Subscription.

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Advantages

We have identified the following significant advantages to the Shareholders of the Proposed Subscription:

Immediate capital injection

The Proposed Subscription will provide an immediate injection of capital for Prana of $10.6 million from the issue of the Investor Shares, without the need for the Company to provide any guarantee or grant any security. In addition, there will be a potential future injection of capital for Prana up to $24.5 million if Life Biosciences exercises all its Warrants.

Aligned strategic interest

Life Biosciences has is focused on developing drugs to combat age-related decline and would become a much sought after corner stone investor in Prana. It would serve as a strategic partner that can provide further assistance and opportunities for the development of Prana’s business. Prana’s work on a new generation of neurodegenerative drugs fits within Life Biosciences’ research model that seeks to address the eight pathways of age-related disease.

Funding for operations of the business

The funding received from the Proposed Subscription, assuming all the Warrants are exercised, will provide Prana with sufficient funding (according to Management) to sustain its business operations in the short to medium term, including significant expenses for its R&D activities for PBT434, including completion of the Phase 2 study and readiness for Phase 3 by June 2022 based on commercial estimates, timeliness and study design, assuming that the amounts of R&D tax refunds expected by Management are received.

Investor may have capacity to provide further funding

On 15 January 2019, Life Biosciences announced that it had raised USD50 million from a series B financing round for its R&D activities and related activities, which is greater than the amount of the Proposed Subscription (of up to approximately USD25 million). Management of Prana has confirmed that the Purchase Agreement was executed after this financing was confirmed by Life Biosciences. Any further funding from Life Biosciences, if it participates in any future capital raisings by Prana, will provide Prana with further funding to sustain its business operations and significant expenses for its R&D activities.

Increased exposure to the US market

Since Life Biosciences has operations and experience in the US market, Prana will gain increased exposure to the US market in terms of market awareness, talent resources, funding opportunities, and partnership opportunities.

Potential future takeover by the Investor with a favourable offer

Given that Life Biosciences will have up to a 59.6% interest in Prana after the Proposed Subscription if it exercises all its Warrants, it is possible that Life Biosciences might take over the whole Company in the future. If this happens with a favourable offer, for example an offer price that is at a premium to the share price or fair value per share then, the Shareholders could benefit from the takeover.

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Disadvantages

We have identified the following significant disadvantages to the Shareholders of the Proposed Subscription:

Non-Associated Shareholders will be significantly diluted

Following the completion of the Proposed Subscription, the Non-Associated Shareholders will have their current shareholdings significantly diluted from 100% to 67.0%, and further to 40.4%, if Life Biosciences exercises all the Life Biosciences Warrants, and all additional Placement shares and Warrants to be issued are not associated with Life Biosciences. Therefore, the Non-Associated Shareholders may receive significantly less distribution of profits or proceeds from any future sale of Prana, based on the number of shares on issue as at the Valuation Date.

Life Biosciences will have influence on strategic direction

Life Biosciences will have 33.0% of interests in Prana following the completion of the Proposed Subscription, or up to 59.6% if it exercises all the Warrants, and as a majority shareholder, it will have the ability to affect the strategic direction of Prana.

Potential future takeover by the Investor with an unfavourable offer

Given that Life Biosciences will have up to a 59.6% of interest in Prana after the Proposed Subscription if it exercises all its Warrants, it is possible that Life Biosciences might take over the whole Company in the future. If this happens with an unfavourable offer, for example an offer price that is at a discount to the share price or fair value per share then, the Shareholders could suffer (on monetary terms) from the takeover.

Reduced liquidity and likelihood of takeover by other investors

Life Biosciences will become a majority shareholder and have up to a 59.6% of interest in Prana after the Proposed Subscription if it exercises all its Warrants. This significant shareholding held by Life Biosciences could reduce the trading liquidity of Prana’s shares (and potentially exert downward pressure on the share price) and reduce the attractiveness of Prana as a takeover target by the other investors which could be favourable to the Shareholders.

Other factors

Sensitivity of fairness assessment

The Australian dollar and the number of Shares and Warrant Shares are not certain and may fluctuate between the Valuation Date and the implementation date of the Proposed Subscription and exercise of the Warrants. The fair value of the of a Prana share may change as a result of an increase or decrease in the number of Shares and Warrant Shares that are issued.

Shareholders should consider the impact of fluctuations in the AUD:USD exchange rate at the time of voting for the Proposed Subscription.

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If the Proposed Subscription is not approved

If the Proposed Subscription is not approved:

•	the Non-Associated Shareholders will continue to own 100% of Prana’s shares;

•	Prana would have to secure alternative funding to fund its development and commercialisation of the drugs under development. Based on Prana's projections, its current cash resources (of approximately $8 million as at December 2018) would run out in mid-2019 (around May or June 2019),[41] if funds are not successfully raised from the Proposed Subscription, as around $2 million per month on average would be required for the operations of the business in 2019, mainly for the development of PBT434 (up to 2022 or later) and administrative expenses;[42]

•	Prana will not be able to recover the costs incurred in relation to the Proposed Subscription; and

•	many of the above advantages will fall away.

If the Proposed Subscription is not approved, Prana would have to secure sufficient alternative funding (for example, by utilising its ATM facility within the remaining capacity, and/or by seeking partners to develop the drugs jointly) to fund its development and commercialisation of the drugs under development. In the event that Prana is unable to secure such funding, the Directors will have to put the development plans for Prana’s lead compound, PBT434, on hold starting from mid- 2019 (around May or June 2019)43 until funding is secured.44

At the date of the Report, there were no superior alternatives available to the Directors.

9.5.	Other considerations

This IER only provides general information. It does not take into account the Non-Associated Shareholders’ individual situation, objectives and needs. It is not intended to replace professional advice that should be obtained by individual Non-Associated Shareholders.

This IER only does not consider the impact of the Placement discussed in Section 1 on Prana’s value. The approval of the Placement and the approval of the Proposed Subscription are not inter-dependent.

Non-Associated Shareholders should consider whether this IER is appropriate for their circumstances, having regard to their individual situations, objectives and needs before relying on or taking action. Non-Associated Shareholders are encouraged to seek their own advice. Whether or not individual Non-Associated Shareholders vote to implement the Proposed Subscription depends on their own views and circumstances, as well as each Non-Associated Shareholder’s view on the reasonableness factors summarised above.

41 This includes the Share Issues of approximately $749,995 in January 2019 and $76,830 in February 2019, as discussed in Section 8.3.

42 Based on Management forecasts discussed in Section 3.10.

43 This includes the Share Issues of approximately $749,995 in January 2019 and $76,830 in February 2019, as discussed in Section 8.3.

44 Based on Management forecasts discussed in Section 3.10.

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9.6.	Conclusion on the Proposed Subscription

In our opinion, in the absence of a superior offer, the Proposed Subscription is fair and reasonable, to the Non-Associated Shareholders, as a whole.

As part of assessing whether or not the Proposed Subscription is fair and reasonable to the Non-Associated Shareholders, FTI Consulting has assessed the value of an issued share of Prana before the Proposed Subscription on a control basis and compared it to the value of an issued share of Prana after the Proposed Subscription on a minority interest basis, assuming that the Proposed Subscription proceeds.

The alternative to the Proposed Subscription for the Non-Associated Shareholders is to vote against the Proposed Subscription and continue to hold shares in Prana. Given the current financial position of Prana and the funding needs for its drugs under development, if the Proposed Subscription does not proceed, the Directors expect that other funding activities would be required.

Any other possible transaction may be more dilutive to the Shareholders.

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10.	Limitations and disclosures

10.1.	Qualifications

FTI Consulting is an Australian Financial Services authorised representative (No. 001269325) under the Act and the Senior Managing Directors signing this Report are qualified to provide this Report.

FTI Consulting provides a range of corporate advisory services and has advised on numerous takeovers, valuations, acquisitions and restructures.

This Report is prepared by Fiona Hansen B Com, Hon Acc Science, CAANZ, CA(SA) and a Senior Managing Director at FTI Consulting and head of the Valuation Advisory in Melbourne. Fiona has over 25 years of experience in corporate finance, providing valuation advice and preparing independent expert’s reports.

John-Henry Eversgerd, MBA, CFA, ASA, is a Senior Managing Director at FTI Consulting and head of the Valuation Advisory in Sydney. John-Henry is responsible for the quality review of this Report. John-Henry has more than 25 years’ experience in valuation, corporate finance and dispute advisory. He is on the editorial advisory board of Business Valuation Resources and holds roles with the International Institute of Business Valuers and Macquarie University.

10.2.	Disclaimers

This report was not prepared for any other purpose or for use by any other person. FTI Consulting does not accept any responsibility to any person other than the Directors and Shareholders for the use of the report outside the stated purpose without the written consent of FTI Consulting. Except in accordance with the stated purpose, no extract, quote or copy of this report, in whole or in part, should be reproduced without our prior written consent, as to the form and context in which it may appear.

Approval or rejection of the Proposed Subscription are matters for individual Shareholders based on their expectations as to various factors including the value and future prospects of Prana, the terms of the Proposed Subscription, market conditions and their particular circumstances, including risk profile, liquidity preference, portfolio strategy and tax position. Shareholders should carefully consider the documents. Shareholders who are in doubt as to the action they should take in relation to the Proposed Subscription should consult their professional adviser.

10.3.	Current market conditions

Our opinion is based on economic, market and other conditions prevailing at the Valuation Date. Such conditions can change significantly over relatively short periods of time. Changes in those conditions may result in any valuation or other opinion becoming quickly out dated and in need of revision. FTI Consulting reserves the right to revise any valuation or other opinion in the light of material information existing at the Valuation Date that subsequently becomes known to FTI Consulting.

10.4.	Currency

All references to ‘$’ and ‘dollars’ are references to Australian dollars unless stated otherwise.

10.5.	Independence

Prior to accepting this engagement, FTI Consulting considered its independence with respect to the Proposed Subscription with reference to the RG 112 and APES 110 Code of ethics for professional accountants issued by the Accounting Professional and Ethics Standards Board. We have concluded that there are no conflicts of interest with respect to Prana.

FTI Consulting has no involvement with, or interest in, the outcome of the approval of the Proposed Subscription other than that of independent expert for the Shareholders.

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FTI Consulting is entitled to receive a fee based on commercial rates and including reimbursement of out-of-pocket expenses for the preparation of this report.

Except for these fees, FTI Consulting will not be entitled to any other pecuniary or other benefit, whether direct or indirect, in connection with the issuing of this report. The payment of this fee is in no way contingent upon the success or failure of the Proposed Subscription. FTI Consulting will receive no other benefit for the preparation of this Report.

10.6.	Consents

FTI Consulting consents to issuing this report in the form and context in which it is included in the Notice of General Meeting and Explanatory Memorandum. Apart from the report, FTI Consulting is not responsible for the contents of Notice of General Meeting and Explanatory Memorandum, or any other document or announcement associated with the Proposed Subscription.

FTI Consulting acknowledges that its report may be lodged with regulatory bodies.

10.7.	Reliance on information

The statements and opinions contained in this report are given in good faith and are based upon FTI Consulting’s consideration and assessment of information provided by Prana.

FTI Consulting believes the information provided to be reliable, complete and not misleading, and we have no reason to believe that any material facts have been withheld. The information provided has been evaluated through analysis, inquiry and review for the purpose of forming our opinion.

The procedures adopted by FTI Consulting in forming our opinion may have involved an analysis of financial information and accounting records. This did not include verification work nor constitute an audit or review in accordance with Australian auditing and Assurance Standards and consequently does not enable us to become aware of all significant matters that might be identified in an audit or review. Accordingly, we do not express an audit or review opinion.

It was not FTI Consulting’s role to undertake, and FTI Consulting has not undertaken, any commercial, technical, financial, legal, taxation or other due diligence, or other similar investigative activities in respect of the Proposed Subscription.

FTI Consulting understands that the Directors have been advised by legal, accounting and other appropriate advisors in relation to such matters, as necessary. FTI Consulting does not provide any warranty or guarantee as to the existence, extent, adequacy, effectiveness and/or completeness of any due diligence or other similar investigative activities by the directors and/or their advisors. An opinion as to whether a corporate transaction is fair and reasonable is in the nature of an overall opinion, rather than an audit or detailed investigation and it is in this context that FTI Consulting advises that it is not in a position, nor is it practical for FTI Consulting, to undertake a detailed investigation or extensive verification exercise.

It is understood that, except where noted, the accounting information provided to FTI Consulting was prepared in accordance with generally accepted accounting principles (including adoption of Australian Equivalents to International Financial Reporting Standards) and prepared in a manner consistent with the method of accounting used by Prana in previous accounting periods.

In accordance with normal practice, prior to finalising the report, we confirmed facts with Prana. This was undertaken by means of providing Prana with a draft report. FTI Consulting obtained a representation letter from Prana confirming that, to the best knowledge of Prana, the information provided to, and relied upon by, FTI Consulting was complete and accurate, and that no significant information essential to the report was withheld. Prana has agreed to indemnify FTI Consulting, including its related entities and their partners, directors, employees, officers and agents (as applicable) against any claim, liability, loss or expense, costs or damage, arising out of reliance on any information or documentation provided to FTI Consulting by Prana, which is false and misleading or omits any material particulars, or arising from failure to supply relevant documentation or information.

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APPENDIX A: GLOSSARY OF TERMS

Term	Definition
$ or AU$	Australian dollars
Act	The Corporation Act (Cth) 2001
ADRs	American Depository Receipts
AFCA	Australian Financial Complaints Authority
AFS	Australian Financial Service
APES 225	Accounting Professional & Ethical Standards Board Limited professional standard APES 225 ‘Valuation Services’
ASIC	Australian Securities and Investments Commission
ASX	Australian Securities Exchange
ATM	At-the-market facility
CFME	Capitalisation of future maintainable earnings
Come-along Right

Life Biosciences’ right to participate in future capital raisings to maintain its percentage ownership of Prana at the time, on the same terms as the capital raising without restricting Prana’s ability to raise capital in the future

Continuing Directors	Existing Directors who will continue as Directors following completion of the Proposed Subscription
DCF	Discounted cash flow
Directors	The directors of Prana
EBIT	Earnings before interest and tax
ESOP	Employee Share Option Plan
FDA	The United States Food and Drug Administration
Forecast Period	The period for which Management has prepared financial performance forecast, up to June 2022
FSG	Financial Services Guide
FTI Consulting or we or us or our	FTI Consulting (Australia) Pty Limited, (ABN 49 160 397 811, ACN 160 397 811) Authorised Representative number 001269325 of FTI Capital Advisers (Australia) Pty Ltd
FY	Financial year ended 30 June
General Meeting	A general meeting of the Shareholders of Prana to approve, amongst other items, the Proposed Subscription and the Placement
IBISWorld Reports	The IBISWorld industry report titled “Biotechnology in Australia” dated August 2018 and the IBISWorld industry report titled “Biotechnology in the US” dated December 2018
IER or Report	Independent expert’s report
Independent Directors	Directors of Prana that are not associated with Life Biosciences
IP	Intellectual property
Investor Shares	The fully paid ordinary shares issued by Prana to the Investor for an initial investment of USD7.5 million at an issue price of $0.039 per share
Life Biosciences or the Investor	Life Biosciences LLC

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Term	Definition
Lock-Up Arrangements

Lock-up arrangements observed by the Continuing Directors not to dispose of shares and options they hold in Prana within the first ninety ASX trading days after the Investor Shares are issued under the Proposed Subscription, on and subject to the terms of those arrangements

Management	Management of Prana
Management Forecasts	Financial performance forecasts of Prana up to June 2022 (Forecast Period) on a monthly basis, as prepared by Management
MPAC	Metal protein-attenuating compound
MSA	Multiple System Atrophy
NA Method	Net assets method
Non-Associated Shareholders	Shareholders that are not associated with Life Biosciences
Notice of General Meeting and Explanatory Memorandum

Notice of general meeting and explanatory memorandum prepared by the Directors that is to be sent to the Shareholders and is to assist the Non-Associated Shareholders in their decision whether to approve the Proposed Subscription

PCH	Partial Clinical Hold
Placement

Capital raising by Prana in addition to the Proposed Subscription (in relation to the Purchase Agreement) of up to USD2 million before costs from investors other than Life Biosciences (and potentially further raisings from the exercise of Warrants if issued to such investors)

Prana or the Company	Prana Biotechnology Limited
Purchase Agreement	The Securities Purchase Agreement entered into between Prana and Life Biosciences on 21 December 2018, as announced on 28 December 2018
PSP	Progressive Supranuclear Palsy
QMP	Quote market price
RBA	Reserve Bank of Australia
RG 111	Regulatory Guide 111 Content of Expert’s Reports
RG 112	Regulatory Guide 112 Independence of Experts
RG 74	Regulatory Guide 74 Acquisitions approved by members
R&D	Research and development
SEC	Securities and Exchange Commission
Section 606	Section 606 of the Act
Section 611	Section 611 of the Act
Share Issues	The shares issues post the announcement date, namely on 4 January 2019 and 4 February 2019
Shareholders	The shareholders of Prana
Proposed Subscription

A transaction between Prana and Life Biosciences, in relation the Purchase Agreement, with Prana raising up to approximately USD24.8 million (AU$35.2 million) before costs from Life Biosciences, comprising of an issuance of the Investor Shares and the Warrants

US	American or United States of America
USD	US dollars
Valuation Date	20 February 2019
Voluntary Escrow	The voluntary escrow arrangements agreed between Prana and Life Biosciences in relation to the Investor Shares, the Warrants and any shares issued upon the exercise of the Warrants

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Term	Definition
VWAP	Volume weighted average price
Warrant Shares	Shares issued upon the exercise of the Warrants
Warrants or Life Biosciences Warrants	The free-attaching short-term warrants with an exercise price of $0.045, vesting two months after completion of the Proposed Subscription, expiring 19 December 2019

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APPENDIX B: SOURCES OF INFORMATION

The following information has been used in preparing the this Report:

•	ASX announcements;

•	Australian Securities and Investments Commission (ASIC) Regulatory Guide 111 Content of Expert’s Reports (RG 111) and Regulatory Guide 112 Independence of Experts (RG 112);

•	S&P Capital IQ database;

•	Draft Notice of General Meeting and Explanatory Memorandum;

•	Information on Prana’s and Life Biosciences’ websites;

•	IBISWorld Reports;

•	Minutes of Prana’s board meetings on 26 June 2018, 15 August 2018 and 25 October 2018;

•	Prana’s annual reports and audited financial statements for FY2001 to FY2018;

•	Prana’s financial performance forecast up to June 2022 (Management Forecasts);

•	Prana’s investor presentation on “Treatment of Neurological Disorders” in January 2019;

•	Prana’s marketing report for PBT434;

•	Prana’s preliminary draft balance sheet as at 31 December 2018;

•	Prana’s register report as at the Valuation Date;

•	Prana’s unaudited cash flow statements for the second half of 2018;

•	Securities Purchase Agreement between Prana and Life Biosciences on 21 December 2018;

•	Appendix 3B issued to the ASX on 7 January 2019; and

•	Appendix 3B issued to the ASX on 5 February 2019

In addition, we have had discussions with Management in relation to the above information and to Prana’s operations.

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APPENDIX C: VALUATION METHODOLOGIES

Valuation methods for the valuation of a business

Overview

RG 111 proposes that it is generally appropriate for an expert to consider using the following methodologies:

•	the DCF method and the estimated fair value of any surplus assets;

•	the CFME method, capitalising the estimated future maintainable earnings or cash flows, using an appropriate earnings multiple, and adding any surplus assets;

•	the NA Method, being the amount available for distribution to security holders on an orderly realisation of assets;

•	the QMP method for the listed securities when there is a liquid and active market; and

•	any recent genuine offers received by the target for any business units or assets as a basis for the valuation of those business units or assets.

Each of the methodologies are discussed in the following paragraphs.

DCF method

The DCF method assesses the value of a business by forecasting its future cash flows and then discounting them back to their present value at the valuation date by applying an appropriate discount rate.

The discount rate applied is generally based on the opportunity cost of capital to the investor, reflecting the return that an investor expects to obtain from investments with equivalent risks. The discount rate reflects the time value of money and the risk profile of the cash flow stream being valued.

Where the business (or asset) being valued is assumed to have an infinite life, a terminal value may be incorporated in the DCF, reflecting the future value of a business at the end of the period for which cash flows are projected. The terminal value is estimated at a future point in time where cash flows are expected to be stable going forward and is based on an assumed future growth rate.

The DCF method is appropriate in circumstances where the business has a short history of stable earnings (for example, those in the start-up or growth stages).

Capitalisation of earnings method

The CFME is commonly applied when valuing businesses where a future ‘maintainable’ earnings can be estimated with a level of confidence. Generally, this applies in circumstances where the business is relatively mature, has a proven track record and expectations of future profitability and has relatively steady growth prospects. Such a methodology is generally not applicable when a business is in start-up phase, has a finite life, is loss making or is likely to experience a significant change in growth prospects and risks in the future.

Capitalisation multiples can be applied to either estimates of future maintainable operating cash flows, earnings before interest, tax, depreciation and amortisation, EBIT, or net profit after tax. The maintainable earnings are based on forecast results, adjusted for any abnormal or non-recurring items. Historical results can be used as an approximation or estimate of future earnings but may require adjustments.

The appropriate capitalisation rate (or multiple) to be applied to maintainable earnings is usually derived from the stock market trading in shares in comparable companies which provide some guidance as to the value and from transactions involving comparable companies or from initial public offerings of potentially comparable companies.

The multiple should reflect the business outlook including future growth prospects, risks faced by the business, the industry’s outlook and expectations, investor expectations and other factors. Multiples derived from these sources need to be reviewed and analysed in the context of the differing profiles and growth prospects between the company being valued and the comparable companies considered. When valuing controlling interests in a company, an adjustment is required to incorporate a control premium. The earnings from any surplus assets or non-trading assets are to be excluded from the estimate of future maintainable earnings and the value of such assets is determined separately and added to the enterprise value in order to determine the total value of the company before debt.

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The CFME method assumes that the most reliable estimate of a company’s value is the observed price for transfers of similar businesses and assets.

NA Method

NA Methods are applicable in circumstances where neither the DCF nor CFME are appropriate. The NA Methods can be applied when the entity is no longer a going concern, or the orderly realisation of assets and distribution of proceeds is proposed. Using this method, the value of the net assets of the company are adjusted for the time, cost and taxation in realising the assets of the company.

The NA Methods estimate the value of a business by reference to the realisable value of its assets. There are multiple bases for estimating the realisable value of the assets, including based on an orderly realisation, a liquidation (or fire sale), or on a going concern basis.

The NA Methods ignore the possibility that the value of the business may exceed the value of its assets, since the NA Method ignore intangible assets (licences, domain names, customer/subscriber lists), the prospects of the business and its industry, and the performance of its management.

There are three potential assumptions on which asset-based valuations can be undertaken. They are that a company is:

•	a going concern;

•	undertaking an orderly realisation of its assets; or

•	undertaking a “fire sale” of its assets.

Generally, the lowest asset values are derived from a “fire sale” assumption, while the highest asset values are derived from a “going concern” assumption.

The assumption chosen is critical, as it impacts each of the following estimates required under the asset-based approach:

•	the value attributed to assets of the company;

•	liabilities payable by the company; and

•	the costs of undertaking any realisation or sale process.

When valuing a company using an Assets Method, and it can be assumed that the company is a going concern, the value of the issued shares in the company is based on:

•	the market value attributed to assets of the company if it is a going concern; less

•	the market value of liabilities of the company if it is a going concern.

A going concern assumption implies that a company will continue to trade, albeit generating insufficient returns to investors in at least the short to medium term, and that no realisation of assets will occur.

The carrying value of an asset or liability is generally taken to be representative of its market value under this assumption. However, there may be situations where the market value of an asset exceeds its carrying value, such as when:

•	an independent valuation of a freehold property or a specialised item of plant and equipment is available; or

•	investments in shares of listed companies are carried at cost, rather than being “marked to market” on a regular basis.

In cases where a market value greater than carrying value is adopted for the valuation for a capital growth asset such as a freehold property or an investment in shares, allowance for income tax should also be made in the valuation. This allowance would be based on the tax payable if the asset was sold at the valuation date for its market value.

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There may also be situations where it is appropriate to eliminate the carrying value of goodwill and any identifiable intangible assets, on the basis that the company is deriving insufficient earnings or cash flows to justify any premium in value over net tangible assets.

If a company is considered to be a going concern, no realisation of assets is necessary, so no allowance for realisation costs is made.

Valuation methods for the valuation of intangible assets

Overview

Intangible and tangible assets should be valued based on the appropriate application of the income, market, and cost approaches.

The nature of the asset and the availability of information will determine which approach is selected.

Income approach

The income approach focuses on the income-producing capability of the identified asset. The underlying premise of this approach is that the value of an asset can be measured by the present worth of the net economic benefit (cash receipts less cash outlays) to be received over the life of the asset. The steps followed in applying this approach include estimating the expected after-tax cash flows attributable to the asset over its life and converting these after-tax cash flows to present value through “discounting.” The discounting process uses a rate of return that accounts for both the time value of money and investment risk factors. The present value of the after-tax cash flows over the life of the asset is totalled to arrive at an indication of fair value.

Discounted cash flow and capitalisation methods are commonly used to determine the fair value of intangible assets and of income producing real estate assets such as commercial office buildings, etc.

The income approach is generally not considered to be appropriate to determine values for plant and equipment assets because it is not usually feasible to attribute income to an individual property unit or the units of equipment that constitute an operating entity, since the assets contribute to earnings only in concert with all other economic factors of the business.

There are a number of methods under the income approach:

•	Multi-Period Excess Earnings Method;

•	Relief from Royalty Method;

•	Direct cash flow method;

•	Cost Savings Method;

•	Comparative Method;

•	Premium Pricing Analysis; and

•	Licensee/Licensor profit split.

Market approach

The market approach measures value based on what other purchasers in the market have paid for assets that can be considered reasonably similar to those being valued, similar to the CFME method that measures a company’s value based on the observed price for transfer of similar businesses and assets.

When the market approach is utilised, data are collected on the prices paid for reasonably comparable assets. Adjustments are made to the comparable assets to compensate for differences between those assets and the asset being valued. The application of the market approach results in an estimate of the price reasonably expected to be realized from the sale of the asset.

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In practice, sales prices, especially for intangible assets and specialised tangible assets, are rarely available since these are typically transferred as part of the sale of a business, not in piecemeal transactions. Furthermore, because many assets are often unique to a particular enterprise, a comparison between enterprises is difficult.

For these reasons, it is more problematic to apply the market approach for the valuation of intangible assets and many specialized tangible assets. It is however typically used for assets that are commonly traded in the market such as certain real estate assets, general plant and equipment, motor vehicles, etc.

Relative valuation method

One method to infer the value for a company’s intangible assets, at a high level, is the relative valuation method (which is a type of market approach). This is done by considering the value of intangible assets associated with listed companies which are broadly comparable in terms of nature, size and product development stage. This is undertaken by comparing the difference between the market capitalisation (adjusted for control premium where appropriate) and net tangible assets of the comparable listed companies, on the premise that the market capitalisation takes into account of the market value of the company’s intangible assets. By extrapolating the value of these listed companies and making adjustments for the operational positions specific to the company being valued, it is possible to infer the value of the company’s intangible assets.

Cost approach

The cost approach is based on the premise that a prudent investor would pay no more for an intangible asset than its replacement or reproduction cost. The cost to replace the intangible asset would include the cost of constructing a similar intangible asset of equivalent utility at prices applicable at the time of the valuation analysis. This estimate may then be adjusted by losses in value attributable to obsolescence (physical, functional and/or economic).

For intangible assets it is often difficult to identify costs directly related to the subject intangible asset, especially when the intangible asset was created a long time ago. Further limitations to the cost approach include:

•	it does not take into account the specific asset’s potential profitability and therefore, its impact on the value;

•	there is no direct correlation between investments and value; and

•	it is often not possible to estimate the reproduction cost of immaterial items.

The cost approach is used to determine values in circumstances where it is not possible to determine values using a market approach or an income approach.

The cost approach relies on the principle of substitution and recognises that a prudent investor will pay no more for an asset than the cost to replace it new with an identical or similar unit of equivalent utility. Under this approach, the fair value of an asset is determined by reference to the reproduction or replacement cost of modern equivalent assets, optimised for over- design, over-capacity and redundant assets, and adjusted to reflect losses in value attributable to physical depreciation and obsolescence.

•	Physical obsolescence measures the service potential consumed compared to the service potential remaining in the asset as a whole.

•	Technological obsolescence results from changes in the design and materials of construction of currently available assets. As manufacturing and construction techniques improve and lower cost materials become available, it becomes possible to construct assets with equivalent or improved output at lower cost levels. This form of obsolescence is particularly apparent in new or emerging technologies and is reflected in the calculation having regard to the lowest cost modern equivalent assets.

•	Functional obsolescence also results from changes in the design and materials of construction of currently available assets; however, the impact on value is measured by reference to changes in operating costs rather than reductions in capital costs.

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•	Economic obsolescence results from external economic factors. It is defined as the impairment of desirability or useful life arising from economic forces, such as changes in optimum use, legislative enactments that restrict and impair the right to use the assets for their intended use, and changes in supply and demand relationships

When using the cost approach, we note that International Valuation Standards require that:

“A DRC assessment must be expressed as subject to the adequate potential profitability or service potential of the enterprise from the use of the assets as a whole, an assumption that can be accepted or rebutted (IVS 2 clause 3.8)”

The test of adequate profitability is the final step in the application of the cost approach and is required to identify and measure economic obsolescence. Economic obsolescence is defined as the loss in value or usefulness of a property caused by factors external to the asset. Because economic obsolescence is usually a function of outside influences that affect an entire business, it can best be measured using the income approach or by comparing the value of the enterprise as a whole with the values allocated to the assets and liabilities used by that enterprise to generate cash flows.

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APPENDIX D: VALUATION OF PRANA’S INTANGIBLE ASSETS

This appendix sets out information in relation to companies that are broadly comparable to Prana to enable a view to be formed on Prana’s intangible assets having regard to the relative valuation method (which is a type of market approach, as discussed in Appendix C), set out as follows:

•	overview of methodology for the relative valuation method;

•	description of the broadly comparable companies;

•	summary of product pipeline of comparable companies; and

•	summary of financial metrics of comparable companies and company specific factors which affects the value of intangible assets.

Overview of methodology

We have followed the following process for our analysis based on the relative valuation method:

•	Identify companies broadly comparable to Prana by:

–	referencing to a list of companies that develop drug products to treat MSA and PSP as identified by Management (in a marketing report identifying the opportunities for PBT434),[45] and screening for companies operating in Australia that operate in the “Pharmaceuticals, Biotechnology and Life Sciences” industry using the S&P Capital IQ financial database; and

–	then shortlisting the companies that are similar in terms of size and nature of operations (companies developing drugs for the treatment of neurodegenerative diseases that are still in clinical trials and have yet to generate any revenue from their main operations);

•	Calculate the implied value of intangible assets of the broadly comparable companies by considering the difference between the market capitalisation (after adjusting for a 25.0% control premium as discussed in Appendix E) and the net tangible assets. The rationale behind this methodology is that the market capitalisation takes into account the market’s value on the company including the company’s intangible assets, while net tangible assets for the company often do not include the value of the intangible assets. The difference between market capitalisation and net tangible assets can provide an indicative market value of the company’s intangible assets; and

•	Estimate the value range of Prana’s intangible assets from the broadly comparable companies having regard to a number of company specific factors.

Description of broadly comparable companies

Based on the above methodology, we have identified two public companies that are broadly comparable to Prana. A summary of the operations of these two companies is included in the table below.

45 The companies that develop drug products to treat MSA and PSP as identified by the Management are significantly larger than Prana, and therefore we have not considered them in our analysis of the value of intangible assets based on the relative valuation method.

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Table 30: Business descriptions of comparable companies

Companies	Business descriptions
Actinogen Medical Limited	Actinogen Medical Limited, a biotechnology company, develops treatments for Alzheimer’s disease, and the cognitive deficiency associated with other neurological and metabolic diseases in Australia. It is developing Xanamem, a therapy for Alzheimer’s disease; and XanADu, a Phase II double-blind, 12-week, randomized, placebo-controlled study to assess the safety, tolerability, and efficacy of Xanamem in subjects with mild dementia due to Alzheimer’s disease. The company was formerly known as Actinogen Limited and changed its name to Actinogen Medical Limited in November 2015. Actinogen Medical Limited is based in Sydney, Australia.

Living Cell Technologies Limited

Living Cell Technologies Limited, a biotechnology company, discovers, develops, and commercializes regenerative treatments that use naturally occurring cells to restore functions in New Zealand. The company’s lead product is NTCELL, an alginate coated capsule, which is in clinical trials for the treatment of Parkinson’s disease. It has a research collaboration agreement with the Centre for Brain Research at the University of Auckland to identify and synthesize a pericyte protective agent for treatment of neurodegenerative disease. Living Cell Technologies Limited was founded in 1987 and is based in Melbourne, Australia.

Source: S&P Capital IQ.

Summary of product pipeline of comparable companies

A summary of the product pipeline of the two broadly comparable companies is set out in the table below.

Table 31: Product pipelines of comparable companies

Companies	Description of operations
Actinogen Medical Limited	Phase 2 clinical stage (Alzheimer’s disease)
Living Cell Technologies Limited	Phase 2 clinical stage (Parkinson’s disease)

Source: S&P Capital IQ and annual reports.

Financial information of broadly of comparable companies

A summary of certain financial metrics of the two broadly comparable companies is set out in the table below.

Table 32: Financial information of comparable companies as at 28 December 2018

$m	Enterprise value	Market capitalisation	Market capitalisation, adjusted by 25% control premium	Net tangible assets	Total cash and short- term investment	Implied value of intangible assets
Actinogen Medical Limited	40.3	50.3	62.9	12.8	10.0	50.1
Living Cell Technologies Limited	16.0	22.9	28.6	7.1	6.9	21.4
Average						35.8

Source: S&P Capital IQ and annual reports.

Having regard to the analysis above, we note the following:

•	the implied value of intangible assets for Actinogen Medical Limited and Living Cell Technologies Limited as at the 28 December 2018 was approximately $50 million and $21 million respectively, with an average of $36 million;

•	the net tangible assets for both the comparable companies are predominantly cash and short-term investments, and do not include the value of intangible assets;

•	both the comparable companies have products that are currently progressing in Phase 2 clinical stage, which is more advanced than the Phase 1 clinical stage that Prana’s PBT434 is progressing in; and

•	difference in the values of intangible assets could be driven by company specific factors, including but not limited to:

–	the number and type of drug candidates within the company’s product pipeline;

–	the development stage for the drug candidates;

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–	the size of the potential market for each drug candidate;

–	the probability of reaching commercialisation;

–	costs to develop;

–	the risk of product obsolescence; and

–	levels of current and potential future competition.

Management have advised us that Prana would have to incur total expenses, including the R&D expenses directly associated with PBT43446 and the other administrative and finance expenses (for the whole company), of approximately:

•	$13.3 million from 1 January 2019 to the completion of PBT434’s Phase 1 study (around mid-2019); and

•	a further $31.5 million (totalling $44.7 million) until the completion of PBT434’s Phase 2 study (around mid-2021).

To estimate the value of Prana’s PBT434 which is currently in the Phase 1 clinical stage, we have:

•	used a range of value of $21 million to $50 million as the approximate value of intangible assets associated with comparable companies with drugs in Phase 2 study, as implied by the analysis of the two comparable companies based on the relative valuation method; and

•	deducted the estimated expenses to be incurred by Prana to develop its PBT434 from its current Phase 1 to the middle of Phase 2 study, which are approximately $29.0 million.

Accordingly, we have estimated the value of Prana’s intangible assets to be in a range of nil to $21 million based on the relative valuation method, as set out in the table below.47

Table 33: Summary of valuation of intangible assets

	Unit	Low value	High value
Implied value of the intangible assets of comparable companies (with drugs in Phase 2)	$000	21,436.7	50,116.4
Estimated cost for Prana to develop its PBT434 from the current Phase 1 to the middle of Phase 2	$000	(28,979.8)	(28,979.8)
Estimated value of Prana’s current intangible assets, based on relative valuation method	$000	-	21,136.5

Source: FTI Consulting analysis.

This value was further expanded using the cost approach as outlined in Section 7.3.

46 Excluding the R&D expenses directly associated with PBT2 and other drug discovery.

47 We have also identified a company in Australia - NeuroScientific Biopharmaceuticals Limited - that develops diagnostic and therapeutic treatments for neurodegenerative disease through preclinical studies of patented technologies. As the company’s lead drug candidates are still progressing in preclinical stage (i.e. they are not in clinical stages yet) as at the Valuation Date, we have not considered it in our analysis. The implied value of intangible asset for this company, calculated based on the same methodology described above, is estimated to be around $11.7 million, which is within our estimated range of values for Prana’s intangible assets.

As per S&P Capital IQ, “NeuroScientific Biopharmaceuticals Limited is based in Nedlands, Australia. The company’s lead drug candidates include EmtinB therapeutic peptide developed as treatment for neurodegenerative dementia and Alzheimer’s disease, and degenerative conditions of the optic nerve; and 15mS.A. diagnostic peptide being developed as a diagnostic imaging agent for early-stage Alzheimer’s disease”.

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APPENDIX E: CONTROL PREMIUM ANALYSIS

A control premium is normally incorporated in a takeover bid by the acquirer to reflect the economic benefits expected to arise from the control after the acquisition.

This appendix sets out our analysis of the control premium applicable to shareholdings in Prana.

Overview of methodology

To determine the size of the control premium applicable to shareholdings in Prana, we have taken the following steps:

•	Identify a set of relevant comparable transactions based on S&P Capital IQ database; and

•	Calculate the implied control premium, based on the implied equity value and the market capitalisation (as at various points of time prior to the announcement of the transaction) of the target company involved in the transaction.

Identification of comparable transactions

To identify a set of relevant comparable transactions, we have taken the following steps:

•	Identify a list of transactions from the S&P Capital IQ database that involve acquisition of majority stake in public companies operating in Australia and in the “Pharmaceuticals, Biotechnology and Life Sciences” industry, which were completed within the past two years prior to 28 December 2018; and

•	Shortlist the list by considering whether the target companies involved in the transaction have similar business as Prana. Based on these steps, we have identified two relevant comparable transactions, as summarised in the table below.

Table 34: Summary of financial information of comparable transactions

Announcement date	Target company	Acquirer	Implied equity value of target company ($m) in local currency	Business description of target company
21 Feb 2018	Viralytics Limited	Merck Sharp & Dohme (Holdings) Pty Ltd	487.0	Viralytics Limited, a biotechnology company, focuses on the development and commercialization of oncolytic immunotherapies in Australia and internationally. The company’s lead investigational product is CAVATAK, a proprietary formulation of an oncolytic common cold virus that is in Phase Ib clinical trials for the treatment of melanoma, and lung and bladder cancer; Phase II clinical trials for the treatment of late stage melanoma; and in pre-clinical studies for the treatment of prostate and breast cancer, multiple myeloma, pancreatic cancer, malignant glioma, acute myeloid leukemia, and chronic lymphocytic leukemia. It is also developing EVATAK to treat ovarian, prostate, and gastric cancer. The company was formerly known as Psiron Ltd. and changed its name to Viralytics Limited in December 2006. Viralytics Limited is headquartered in Sydney, Australia. As of June 20, 2018, Viralytics Limited operates as a subsidiary of Merck Sharp & Dohme (Holdings) Pty Ltd.

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4 May 2018	Sirtex Medical Limited	China Grand Pharmaceut- ical and Healthcare Holdings Limited and CDH Genetech Limited	1,874.0	Sirtex Medical Limited, a life-sciences company, develops and delivers oncology treatments using novel small particle technology in the Asia-Pacific, Europe, the Middle East, Africa, and North and South America. The company’s principal product is the SIR-Spheres Y-90 resin microspheres, a targeted radioactive treatment for primary and secondary metastatic liver cancer. Sirtex Medical Limited is headquartered in North Sydney, Australia. As of September 20, 2018, Sirtex Medical Limited operates as a subsidiary of CDH Genetech Limited.

9 April 2018	AveXis, Inc.	Novartis AG (SWX:NOVN)	8,070.9	AveXis, Inc., a clinical-stage gene therapy company, engages in developing and commercializing treatments for patients suffering from rare and life-threatening neurological genetic diseases. Its initial product candidate is AVXS-101, a gene therapy product candidate that has completed Phase I clinical trial for the treatment of spinal muscular atrophy Type 1. The company also intends to identify, acquire, develop, and commercialize gene therapy product candidates for the treatment of other rare and life-threatening neurological genetic diseases. It has strategic collaboration and license agreements with Nationwide Children's Hospital; The Research Institute at Nationwide Children's Hospital; REGENXBIO Inc.; and Asklepios Biopharmaceutical, Inc. The company was formerly known as BioLife Cell Bank, Inc. and changed its name to AveXis, Inc. in January 2014. AveXis, Inc. was founded in 2010 and is headquartered in Bannockburn, Illinois. As of May 14, 2018, AveXis, Inc. operates as a subsidiary of Novartis AG.

10 May 2018	ARMO BioScienc es, Inc.	Eli Lilly and Company (NYSE:LLY)	1,520.3	ARMO BioSciences, Inc., an immuno-oncology company, develops a pipeline of novel product candidates that activate the immune system of cancer patients to recognize and eradicate tumors in the United States. Its lead product candidate is AM0010, a long acting form of human interleukin-10 that is in Phase III randomized pivotal clinical trial for the treatment of pancreatic ductal adenocarcinoma. The company is also developing AM0010 that has completed Phase I/Ib clinical trial for the treatment of non-small cell lung cancer, renal cell carcinoma, colorectal cancer, and melanoma and breast cancer. In addition, it is developing AM0001, a monoclonal antibody against programmed cell death protein-1 checkpoint inhibitor; AM0015, a recombinant human interleukin-15; AM0012, a recombinant human Interleukin-12; and AM0003, a monoclonal antibody against leukocyte activating gene-3 protein program. The company was formerly known as Targenics, Inc. and changed its name to ARMO BioSciences, Inc. in December 2012. ARMO BioSciences, Inc. was incorporated in 2010 and is headquartered in Redwood City, California. As of June 21, 2018, ARMO BioSciences, Inc. operates as a subsidiary of Eli Lilly and Company.

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4 May 2018	Sirtex Medical Limited	China Grand Pharmaceut- ical and Healthcare Holdings Limited and CDH Genetech Limited	1,874.0	Sirtex Medical Limited, a life-sciences company, develops and delivers oncology treatments using novel small particle technology in the Asia-Pacific, Europe, the Middle East, Africa, and North and South America. The company’s principal product is the SIR-Spheres Y-90 resin microspheres, a targeted radioactive treatment for primary and secondary metastatic liver cancer. Sirtex Medical Limited is headquartered in North Sydney, Australia. As of September 20, 2018, Sirtex Medical Limited operates as a subsidiary of CDH Genetech Limited.

11 Oct 2018	Corium Internation al, Inc.	Gurnet Point Capital Limited	458.9	Corium International, Inc., a biopharmaceutical company, focuses on the development, manufacture, and commercialization of specialty pharmaceutical products in transdermal and transmucosal delivery systems. It offers Clonidine Transdermal Delivery System (TDS), a treatment for hypertension; Fentanyl TDS, a treatment for the management of chronic pain, including cancer-related pain; and Crest Whitestrips for teeth whitening. The company’s products under pipeline comprise Twirla, a combination hormonal contraceptive patch, which has completed Phase III clinical trials to deliver ethinyl estradiol and levonorgestrel hormones; MicroCor hPTH(1-34), a transdermal system that has completed Phase 1 and Phase II a clinical trials for the treatment of severe osteoporosis; and Donepezil and Memantine transdermal systems, which completed Phase I clinical trials for the treatment of Alzheimer's disease. In addition, it develops Aripiprazole TDS for the treatment for psychiatric disorders; Corplex Ropinirole, a transdermal patch for the treatment of Parkinson's disease; and Motion Sickness Patch, a generic transdermal product for the prevention of nausea and vomiting associated with motion sickness. Corium International, Inc. has collaboration agreements with The Procter & Gamble Company; Teva Pharmaceuticals USA, Inc.; Agile Therapeutics, Inc.; and Aequus Pharmaceuticals, Inc. The company was incorporated in 1995 and is headquartered in Menlo Park, California. As of November 27, 2018, Corium International, Inc. was taken private.

18 Oct 2018	Endocyte, Inc.	Novartis AG (SWX:NOVN)	1,996.4	Endocyte, Inc., a biopharmaceutical company, develops targeted therapies for the treatment of cancer and inflammatory diseases in the United States. The company uses its technology to create novel small molecule drug conjugates (SMDCs) and companion imaging agents. It is developing Vintafolide, a SMDC that is in Phase IIb clinical trial to treat non-small cell lung cancer; EC1456, which is in Phase I dose escalation trial for the treatment of advanced solid tumors; and EC1169, a tubulysin therapeutic that is in Phase I dose escalation trial to treat advanced metastatic castration-resistant prostate cancer. The company’s products in pre-clinical development include EC2629, a folate receptor-targeted SMDC for use in treating cancer; EC2319 for the treatment of inflammatory diseases; EC0371 for treating polycystic kidney disease; and SMDC bi-specific adaptor chimeric antigen receptor T-cell for the treatment of immunotherapy in cancer. Endocyte, Inc. has a collaboration agreement with Purdue Research Foundation; Master License Agreement with Purdue Research Foundation; Merck Sharp & Dohme Research GmbH; and Nihon Medi-Physic Co., LTD. The company was founded in 1995 and is headquartered in West Lafayette, Indiana. As of December 21, 2018, Endocyte, Inc. operates as a subsidiary of Novartis AG.

Source: S&P Capital IQ.

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Calculation of control premium

We have calculated the control premium implied by the two relevant comparable transactions, based on the implied equity value and the market capitalisation (as at various points of time prior to the announcement of the transaction) of the target company involved in the transaction. We summarise the details in the table below.

Table 35: Summary of control premium

Announcement date	Target name	Implied equity value	One day prior to announcement date	One week prior to announcement date	One month prior to announcement date	One day prior to announcement date	One week prior to announcement date	One month prior to announcement date
Australia		AUD (m)	Market cap (AUDm)			Control premium (%)
02/21/2018	Viralytics Limited	487.0	175.3	186.4	193.4	177.8%	161.2%	151.8%
05/04/2018	Sirtex Medical Limited	1,874.0	1,553.3	1,550.5	1,549.9	20.6%	20.9%	20.9%

USA		USD (m)	Market cap (USDm)			Control premium (%)
04/09/2018	AveXis, Inc.	8,070.9	4,256.8	4,366.6	5,028.8	89.6%	84.8%	60.5%
05/10/2018	ARMO BioSciences, Inc	1,520.3	906.7	839.8	1,047.5	67.7%	81.0%	45.1%
10/11/2018	Corium International, I	458.9	302.0	325.2	337.9	52.0%	41.1%	35.8%
10/18/2018	Endocyte, Inc.	1,996.4	1,241.6	1,199.3	1,393.2	60.8%	66.5%	43.3%

Source: S&P Capital IQ

As set out in the table above, the implied control premium falls in a broad range of 21% to 178%. The difference in control premium implied by the acquisitions above could be influenced by a number of factors, including but not limited to:

•	the incremental values expected to be generated in the target company as a result of synergy;

•	the perception of the target company as being undervalued by the acquirer; and

•	the existence of competing bids for the target company.

In our view, the control premium implied by the acquisition of Viralytics Limited is exceptionally high and can be considered as an outlier. The ranges of control premia for biotechnology companies applied in other independent reports vary between 20% and 40%. We therefore consider it reasonable to apply a control premium of 25.0% to Prana, slightly higher than the control premium implied by the transaction involving Sirtex Medical Limited, but well within the range of control premium applied in similar analyses in Australia.

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APPENDIX F: SHARE PRICE ANALYSIS

This appendix sets out our analysis of the liquidity of Prana’s shares traded on the ASX.

Overview of methodology

To assess the liquidity of Prana’s shares traded on the ASX, we have examined and compared the liquidity of the shares of:

•	Prana itself;

•	the two comparable companies discussed in Appendix D, i.e. Actinogen Medical Limited and Living Cell Technologies Limited; and

•	the largest company and the smallest company, in terms of market capitalisation, included in the ASX 200 index as at the 28 December 2018, i.e. Commonwealth Bank of Australia and Infigen Energy Limited.

For these companies, we have considered the following measures of liquidity:

•	the market capitalisation as at 28 December 2018;

•	the total trading volume of shares in the company in the one-year period up to 28 December 2018 as a proportion of the company’s total outstanding shares as at that date;

•	the average bid-ask spread – the average of the daily bid-ask spreads during the one-year period up to 28 December 2018, with and the bid-ask spread for the day calculated as: (Minimum ask price for the day – Maximum bid price for the day) / Closing price for the day; and

•	the number of trading days with no trading volume for the company’s share during the one-year period up to 28 December 2018, both in terms of the number of days and as a percentage of the total number of trading days.

The table below summarises the liquidity measures discussed above for Prana and the other companies.

Table 36: Liquidity measures for Prana and the other companies

	Market	Total trading volume in the one-year period up	Average	Number of trading days with no trading volume
Company	capitalisation ($m)	to 28 December 2018 as % of outstanding shares	bid-ask spread	Number of days	As a % of total number of trading days
Prana Biotechnology Limited	18	5.1%	4.75%	67	26.5%
Actinogen Medical Limited	50	30.7%	2.73%	4	1.6%
Living Cell Technologies Limited	23	40.0%	5.57%	22	8.7%
Commonwealth Bank of Australia	127,066	44.2%	0.04%	-	0.0%
Infigen Energy Limited	426	49.8%	0.84%	2	0.8%

Source: S&P Capital IQ.

Note: The total number of trading days on the ASX during the period we have examined (i.e. 29 December 2017 to 28 December 2018) is 253 days.

We have observed that Prana’s shares demonstrate a lower level of liquidity compared to the other companies in terms of the following measures:

•	a significantly lower trading volume in the one-year period up to 28 December 2018, of approximately 5.1% of the total outstanding shares, as compared to the range of 30.7% to 49.8% for the other companies;

•	a higher average bid-ask spread of 4.8%, compared to the range of 0.04% to 2.7% for the other companies excluding Living Cell Technologies Limited (5.6%); and

•	a considerably higher number of trading days with no trading volume of 67 days, compared to the range of nil to 22 days for the other companies.

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About FTI Consulting

FTI Consulting is an independent global business advisory firm dedicated to helping organisations manage change, mitigate risk and resolve disputes: financial, legal, operational, political & regulatory, reputational and transactional. FTI Consulting professionals, located in all major business centres throughout the world, work closely with clients to anticipate, illuminate and overcome complex business challenges and opportunities. For more information, visit www.fticonsulting.com and connect with us on Twitter (@FTIConsulting), Facebook and LinkedIn.

www.fticonsulting.com                   ©2019 FTI Consulting. All rights reserved.

EXPLANATORY MEMORANDUM

Annexure B

Statement of the Investor’s Intentions

This Annexure B sets out the present intentions of the Investor in relation to the continuation of the Company’s business, capital structure, employee arrangements, assets and financial policies. The Investor has given the information contained in this Annexure B to the Company to assist it to meet its responsibilities under section 611 item 7 of the Corporations Act and ASIC Regulatory Guide 74. The Company takes no responsibility for any omission from, or any error or false or misleading statement in this Annexure B. The Investor makes no statement or representation in relation to the Company, or its intentions in respect of the Company, which may change if it becomes aware of information that is not currently available to it.

(a)	Business of the Company: It is the Investor’s present intention that, following the Subscription (if approved by Shareholders), the Company will continue to conduct its current core business in substantially the same manner as it currently operates the business. The Investor will also use its expertise to improve and further develop the Company and to drive further performance and sustainable growth. To the extent that the Company’s costs can be reduced through the provision of services by the Investor, the Investor will seek to provide such services.

(b)	Capital of the Company: Other than the Subscription, the Investor has no present intention to inject further capital into the Company.

(c)	Present employees: The Investor has no present intention of making any changes regarding the future employment of the present employees of the Company. The Investor intends to support the election and re-election of two nominated persons to the Board of the Company. At the present time those persons are David Sinclair and Tristan Edwards.

(d)	Transfer and deployment of assets: The Investor does not currently intend to make any major changes to the deployment of fixed assets of the Company, or to transfer any assets between the Company and the Investor or any person associated with either of them.

(e)	Financial or dividend policies: The Investor does not currently intend to significantly change the financial or dividend policies of the Company after completion of the Subscription, other than to ensure that the Company’s policies are up to date and in compliance with the relevant accounting policies and processes from time to time.

(f)	After completion of the Subscription (if approved by Shareholders), the Investor may conduct a review of the Company (Strategic Review) in order to:

(i)	evaluate the Company’s performance and prospects;

(ii)	identify areas where the Investor can add value to the Company through its technical expertise and financial resources and its experience in relevant assets; and

(iii)	review the Company’s assets to determine the optimal allocation of assets.

The statements set out in this Annexure B are statements of present intention only. The Investor intends to conduct a review of the Company’s business and operations and the final decision of the Investor on these matters will only be reached in light of all relevant facts and circumstances at the appropriate time and after having had the opportunity to complete a Strategic Review. In addition, the Investor will only make a final decision on these matters following receipt of appropriate legal, taxation and financial advice. Accordingly, statements set out in this Annexure B may change as new information becomes available or as circumstances change, and the statements in this Annexure B should be read in that context. Any statement of intention is also subject to the Corporations Act, the ASX Listing Rules, the rules of NASDAQ, the Company’s constitution and the statutory and fiduciary obligations of the Company’s directors at the relevant time (including nominees of the Investor) to act in the best interests of the Company and the Company’s shareholders.

EXPLANATORY MEMORANDUM

Any statement of intention is also subject to the extent of the Investor’s shareholding at the relevant time. The extent of the Investor’s shareholding in the Company will determine the regulatory requirements for, and other practical matters associated with, implementing the Investor’s intentions. The number of Investor Shares, the conversion price of the Warrants and the maximum number Warrant Shares (if the Warrants are exercised) to be issued are not yet known and will be determined by the exchange rate applied at completion of the Subscription described in this Memorandum.

On completion of the Subscription, the Investor will endeavour, to the extent possible through its non- controlling holding, to give effect to the intentions set out in this Annexure B. On exercise of the Warrants, the Investor would be in a position to determine alone the outcome of ordinary resolutions (in respect of which it is entitled to vote) and so, for example, it may be in a position to control the composition of the Board. However, the Investor may be excluded from voting on certain resolutions, and the Investor’s nominees on the Board may potentially be precluded from voting at Board meetings, in accordance with the ASX Listing Rules, the Corporations Act and other applicable laws.

The Investor may, at some future time, acquire further Shares in the Company in a manner consistent with the Corporations Act, the ASX Listing Rules and other applicable laws. The Investor has not yet decided whether it may seek to acquire further Shares in the Company.

The Company has also received statements from each of Dr David Sinclair and Tristan Edwards, the director nominees of the Investor, confirming that their intentions for the Company are in accordance with the Investor’s intentions included in this Annexure B.

EXPLANATORY MEMORANDUM

Annexure C

Terms of Warrants

Annexure C

Form of Warrant

ORDINARY SHARE PURCHASE WARRANT

PRANA BIOTECHNOLOGY LIMITED.

Warrant Shares: ______	Initial Exercise Date: _____________, 2019[1]
Issue Date: ____________ ___, 2019	Termination Date (last exercise date): December 19, 2019

THIS ORDINARY SHARE PURCHASE WARRANT (this “Warrant”) certifies that, for value received, Life Biosciences LLC or its permitted assigns (the “Holder”) is entitled, upon the terms and subject to the limitations on exercise and the conditions hereinafter set forth, at any time on or after ____________, 2019 (the “Initial Exercise Date”) and on or prior to the close of business on December 19, 2019 (the “Termination Date”) but not thereafter, to subscribe for and purchase from Prana Biotechnology Limited, a corporation incorporated under the laws of the state of Victoria and listed on the Australian Securities Exchange (“ASX”) (the “Company”), up to ___________2 fully paid ordinary shares of the Company (as subject to adjustment hereunder, the “Warrant Shares”). The purchase price of one ordinary share under this Warrant shall be equal to the Exercise Price, as defined in Section 2(b). The Company shall, on the date of execution of this Warrant, inform the ASX of the issue of the Warrant under the ASX Listing Rules (including but not limited to by filing a compliant Appendix 3B).

Section 1. Definitions. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in that certain Securities Purchase Agreement (the “Purchase Agreement”), dated ______________ 2018, by and between the Company and Life Biosciences LLC.

Section 2. Exercise.

a)  Exercise of the purchase rights represented by this Warrant may be made, in whole or in part, at any time or times on or after the Initial Exercise Date and on or before the Termination Date by delivery to the Company (or such other office or agency of the Company as it may designate by notice in writing to the registered Holder at the address of the Holder appearing on the books of the Company) of a duly executed facsimile copy (or email attachment) of the Notice of Exercise in the form annexed hereto (a, “Notice of Exercise”). Within two (2) Trading Days following the date of exercise as aforesaid the Holder shall deliver the aggregate Exercise Price for the shares specified in the applicable Notice of Exercise by wire transfer of cleared and available funds, an Australian currency bank cheque drawn on an Australian branch of an Australian bank, or if delivered to an account of the company held with a US bank a cashier’s check drawn on a United States federal clearing bank. If payment is not made in Australian currency, unless otherwise agreed between the Company and the Holder before the exercise of the Warrant, the maximum number of Warrant Shares to be issued in response to a Notice of Exercise will be the lesser of the number specified in the Notice of Exercise or by dividing the Australian dollar equivalent received by (or on the basis set out in the attached form of Notice of Exercise would have been received by) the Company of the non-Australian currency payment by the Issue Price (denominated in Australian dollars). In the event that the preceding sentence would result in fewer than the number of Warrant Shares stated in the Note of Exercise being issued, the Company will issue the full number of Warrant Shares stated in the Notice of Exercise if the Holder undertakes in writing to pay the Company the difference in the Australian dollar amounts within fifteen business days. Similarly, the Company will reimburse any money paid in excess of the aggregate Exercise Price to the Holder within three business days. No ink-original Notice of Exercise shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Exercise form be required. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company until the Holder has purchased all of the Warrant Shares available hereunder and the Warrant has been exercised in full, in which case, the Holder shall surrender this Warrant to the Company for cancellation within five (5) Trading Days of the date the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in purchases of a portion of the total number of Warrant Shares available hereunder shall have the effect of lowering the outstanding number of Warrant Shares purchasable hereunder in an amount equal to the applicable number of Warrant Shares purchased. The Holder and the Company shall maintain records showing the number of Warrant Shares purchased and the date of such purchases. The Company shall deliver any objection to any Notice of Exercise within one (1) Business Day of receipt of such notice. The Holder and any assignee, by acceptance of this Warrant, acknowledge and agree that, by reason of the provisions of this paragraph, following the purchase of a portion of the Warrant Shares hereunder, the number of Warrant Shares available for purchase hereunder at any given time may be less than the amount stated on the face hereof.

1 Note to Exhibit: Two months after Closing.

2 Note to Exhibit: Calculated as 2 for 1 on initial shares

b) Exercise Price. The exercise price per ordinary share under this Warrant shall be A$0.045, subject to adjustment hereunder (the “Exercise Price”).

c) Mechanics of Exercise.

i. Delivery of Warrant Shares Upon Exercise. As soon as practicable (and in any event within 5 ASX trading days or such shorter period as the ASX Listing Rules may require) following the receipt of a valid Notice of Exercise and the applicable exercise in accordance with Section 2(a) the Company shall cause the Warrant Shares purchased hereunder to:

A.       if the ordinary shares of the Company are at that time trading on the ASX, be issued to the Holder and in connection with the issue of the Warrant Shares:

a.       apply for quotation of the Warrant Shares on ASX (including but not limited to filing a compliant Appendix 3B);

b.       to the extent the Company is permitted to do so, give to ASX a notice pursuant to section 708A(5)(e) of the Corporations Act 2001 (Cth) (“Corporations Act”) in respect of the Warrant Shares. If section 708A(5) of the Corporations Act is amended or replaced by a provision having similar effect, the Company must comply with any such amended or replacement provision to the extent necessary to ensure that the Warrant Shares may be freely traded on the ASX. If the Company cannot comply with the requirements of section 708A(5) of the Corporations Act (or any equivalent provision) for any reason, the Company must, at its own expense, promptly do everything necessary or appropriate to ensure that the Warrant Shares are validly issued and able to be freely traded on the ASX in compliance with the requirements of the ASX Listing Rules and the Corporations Act, including the preparation and issue of a disclosure document covering the issue of the Warrant Shares (and pursuant to which the Holder will be deemed to have applied for the Warrant Shares being issued) as is otherwise contemplated under Chapter 6D of the Corporations Act; and

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c.       procure that a “holding statement” is sent to the Holder in respect of the Warrant Shares in the usual manner of issuing such statements to new holders of securities of the Company; or

B.       if the ordinary shares of the Company are not being traded on any Trading Market as at the date of receipt of the Notice of Exercise, issue and deliver a share certificate to the Holder in respect of the Warrant Shares in the usual manner of issuing share certificates to new holders of securities of the Company.

The Warrant Shares shall be deemed to have been issued, and Holder or any other person so designated to be named therein shall be deemed to have become a holder of record of such shares for all purposes, as of the date the Warrant has been exercised, with payment to the Company of the Exercise Price and all taxes required to be paid by the Holder, if any, pursuant to Section 2(d)(vi) prior to the issuance of such shares, having been paid.

ii.       Delivery of New Warrants Upon Exercise. If this Warrant shall have been exercised in part, the Company shall, at the request of a Holder and upon surrender of this Warrant certificate, at the time of delivery of the Warrant Shares, deliver to the Holder a new Warrant evidencing the rights of the Holder to purchase the unpurchased Warrant Shares called for by this Warrant, which new Warrant shall in all other respects be identical with this Warrant and which the parties agree and confirm is not and will not be evidence of or imply a re-grant or a new or further grant of Warrants or other rights to acquire ordinary shares.

iii.       Reliance on exception to section 606 of the Corporations Act. For the avoidance of doubt, where the Holder relies or is able to rely on an exception to section 606 of the Corporations Act to exercise the Warrant (or part thereof) without the need for further approval by the Company’s shareholders, the Holder may only exercise the Warrant strictly in accordance with that exception. The Company will have no obligations including but not only to issue Warrant Shares if the Holder or any transferee ceases to be a person to whom Warrant Shares can be issued without disclosure under Chapter 6D of the Corporations Act or is unable to exercise the Warrant (or part of it) if a further shareholder approval would be required due to the Holder or its associates having acquired additional ordinary shares which would result in the relevant interests of the Holder and its associates exceeding the maximum relevant interests authorized by the relevant Stakeholder Approval received before, and as a pre-condition under the Purchase Agreement for, the issue of the Warrants or a transferee and/or its associates being a person or persons for whom such an approval would be required.

iv.       Rescission Rights. If the Company fails to issue the Warrant Shares or to cause the transfer agent to transmit to the Holder the Warrant Shares (as applicable) pursuant to Section 2(c)(i)(B) by the Warrant Share Delivery Date, then the Holder will have the right to rescind such exercise.

v.       No Fractional Shares or Scrip. No fractional shares or scrip representing fractional shares shall be issued upon the exercise of this Warrant. As to any fraction of a share which the Holder would otherwise be entitled to purchase upon such exercise, the Company shall, at its election, either pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the Exercise Price or round up to the next whole share.

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vi.       Charges, Taxes and Expenses. Issuance of Warrant Shares shall be made without charge to the Holder for any issue or transfer tax or other incidental expense in respect of the issuance of such Warrant Shares, all of which taxes and expenses shall be paid by the Company, and such Warrant Shares shall be issued in the name of the Holder or in such name or names as may be directed by the Holder (provided any named recipient is a person to whom the Warrant could have been transferred as set out in Section 4(a)); provided, however, that in the event Warrant Shares are to be issued in a name other than the name of the Holder, this Warrant when surrendered for exercise shall be accompanied by the Assignment Form attached hereto duly executed by the Holder and the Company may require, as a condition thereto, the payment of a sum sufficient to reimburse it for any transfer tax incidental thereto. The Company shall pay all transfer agent fees required for processing of any Notice of Exercise and (if applicable under Section 2(c)(i)(B)) all fees to the Depository Trust Company (or another established clearing corporation performing similar functions) required for electronic delivery of the Warrant Shares.

vii.       Closing of Books. The Company will not close its stockholder books or records in any manner which prevents the timely exercise of this Warrant, pursuant to the terms hereof.

viii.       Compensation for Buy-In on Failure to Timely Deliver Warrant Shares Upon Exercise. In addition to any other rights available to the Holder, if the Company fails to cause the Transfer Agent to transmit to the Holder the Warrant Shares pursuant to an exercise on or before the Warrant Share Delivery Date, and if after such date the Holder is required by its broker to purchase (in an open market transaction or otherwise) or the Holder’s brokerage firm otherwise purchases, Ordinary Shares to deliver in satisfaction of a sale by the Holder of the Warrant Shares which the Holder anticipated receiving upon such exercise (a “Buy-In”), then the Company shall (A) pay in cash to the Holder the amount, if any, by which (x) the Holder’s total purchase price (including brokerage commissions, if any) for the Ordinary Shares so purchased exceeds (y) the amount obtained by multiplying (1) the number of Warrant Shares that the Company was required to deliver to the Holder in connection with the exercise at issue times (2) the price at which the sell order giving rise to such purchase obligation was executed, and (B) at the option of the Holder, either reinstate the portion of the Warrant and equivalent number of Warrant Shares for which such exercise was not honored (in which case such exercise shall be deemed rescinded) or deliver to the Holder the number of Ordinary Shares that would have been issued had the Company timely complied with its exercise and delivery obligations hereunder. For example, if the Holder purchases Ordinary Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted exercise of Ordinary Shares with an aggregate sale price giving rise to such purchase obligation of $10,000, under clause (A) of the immediately preceding sentence the Company shall be required to pay the Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to the Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver Ordinary Shares upon exercise of the Warrant as required pursuant to the terms hereof.

Section 3. Certain Adjustments.

If the Company’s ordinary shares are admitted to official quotation on ASX at the relevant time, any adjustments to be made pursuant to this section 3 must be in accordance with the ASX Listing Rules applying at the time, and this Warrant must be varied to the extent necessary to comply with the ASX Listing Rules applying at the time or requirements of ASX in respect of any adjustments, applied consistently to this Warrant and ordinary shares in a manner which does not confer on the Holder any benefits which are not also conferred on the holders of ordinary shares.

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(a)       Pro Rata Issues under the ASX Listing Rules. If the Company, at any time while this Warrant is outstanding and it remains listed on the ASX, makes a Pro-Rata Issue (except a bonus issue) (as those terms are defined in the Listing Rules) to holders of ordinary shares, the Exercise Price of each Warrant will be reduced with the new exercise price of each Warrant to be calculated in accordance with the following formula:

NP = OP -	E[P - (S + D)]
N + 1

where:

NP = the new exercise price of the Warrant

OP = the old exercise price of the Warrant

E = the number of Warrant Shares into which one Warrant is exercisable (issued ordinary shares are admitted to official quotation on ASX)

P = the volume weighted average market price (that term is used the ASX Listing Rules) per ordinary share of the underlying ordinary shares calculated over the five (5) ASX trading days ending on the day before the ex rights date or ex entitlements date

S = the subscription price for an ordinary share under the Pro Rata Issue

D = the dividend due but not yet paid on the existing ordinary shares (except those ordinary shares to be issued under the Pro Rata Issue)

N = the number of ordinary shares with rights or entitlements that must be held to receive a right to one new ordinary share

No change will be made to the number of Warrant Shares to which the Holder is entitled.

(b)       Bonus Issues under the ASX Listing Rules. If the Company, at any time while this Warrant is outstanding and it remains listed on the ASX makes an issue to its shareholders which is a bonus issue as that term is defined in the ASX Listing Rules (a “Bonus Issue”), the number of Warrant Shares will be increased by the number of bonus shares that the Holder would have received if the Warrant had been exercised prior to the record date for the Bonus Issue and no change will be made to the Exercise Price.

(c)       Reconstructions to be in accordance with the ASX Listing Rules. If at any time while this Warrant is outstanding and the Company remains listed on the ASX the issued capital of the Company is reconstructed (including by consolidation or subdivision, or by a reduction or return of capital), the number of Warrants or the Exercise Price or both shall be reconstructed and the rights of the Holder are to be changed in a manner consistent with the Corporations Act and the ASX Listing Rules applying to a reorganization of capital at the time of the reconstruction. Each other provision of this Warrant concerning changes to the Exercise Price or number of Warrant Shares into which a Warrant converts upon exercise shall be read subject to, and with the explicit objective of achieving the satisfaction of, this provision.

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d)       Other Stock Dividends and Splits. If the Company, at any time while this Warrant is outstanding and it is not listed on the ASX: (i) pays a stock dividend or otherwise makes a distribution or distributions on its ordinary shares or any other equity or equity equivalent securities payable in ordinary shares (which, for avoidance of doubt, shall not include any ordinary shares issued by the Company upon exercise of this Warrant), (ii) subdivides outstanding ordinary shares into a larger number of shares, (iii) combines (including by way of reverse stock split) outstanding ordinary shares into a smaller number of shares, or (iv) issues by reclassification of ordinary shares any shares of capital stock of the Company, then, in the case of:

(1)       a subdivision of ordinary shares into a larger number of shares, the number of Warrants must be subdivided in the same ratio as the ordinary shares and the Exercise Price must be amended in inverse proportion to that ratio;

(2)       a consolidation of outstanding shares of ordinary shares into a smaller number of shares, the number of Warrants must be consolidated in the same ratio as the ordinary shares of the Company; and the Exercise Price must be amended in inverse proportion to that ratio;

(3)       the Company making a distribution or distributions on shares of its ordinary shares or any other equity or equity equivalent securities payable in shares of ordinary shares, the Exercise Price shall be multiplied by a fraction of which the numerator shall be the number of shares of ordinary shares outstanding immediately before such event and of which the denominator shall be the number of shares of ordinary shares outstanding immediately after such event, and the number of shares issuable upon exercise of this Warrant shall be proportionately adjusted such that the aggregate Exercise Price of this Warrant shall remain unchanged (it being the intention that such calculation will not result in any benefits being received by the Holder which are not received by other holders of ordinary shares and the purpose of such adjustment being to maintain the economic position of the Holders of the Warrants relative to other holders of ordinary shares).

Notwithstanding the foregoing terms of this Section 3(d), to the extent required under the Listing Rules or the Corporations Act, any adjustments to the Warrants under this provision will be subject to rounding of entitlements as sanctioned by a meeting of holders of its Ordinary Shares approving the event triggering such adjustment.

e)       Fundamental Transaction. If, at any time while this Warrant is outstanding, the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Ordinary Shares or any compulsory share exchange pursuant to which the Ordinary Shares are effectively converted into or exchanged for other securities, cash or property (including, without limitation, the exchange of Ordinary Shares in the Company for ordinary shares of a new company that will become the new parent company of the Company and replace it as the entity listed on ASX or another exchange) (each a “Fundamental Transaction”), then, upon any subsequent exercise of this Warrant, the Holder shall have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, the number of Ordinary Shares of the successor or acquiring corporation or of the Company, if it is the surviving corporation, and any cash consideration or cash equivalent to the cash value of any other form of consideration (the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of Ordinary Shares for which this Warrant is exercisable immediately prior to such Fundamental Transaction. For purposes of any such exercise, the determination of the Exercise Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one Ordinary Share in such Fundamental Transaction, and the Company shall apportion the Exercise Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Ordinary Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the same choice as to the Alternate Consideration it receives upon any exercise of this Warrant following such Fundamental Transaction. At the Holder’s option and request, any successor to the Company or surviving entity in such Fundamental Transaction shall issue to the Holder a new warrant substantially in the form of this Warrant and consistent with the foregoing provisions and evidencing the Holder’s right to purchase the Alternate Consideration for the aggregate Exercise Price upon exercise thereof. Any such successor or surviving entity shall be deemed to be required to comply with the provisions of this Section 3(e) and shall insure that this Warrant (or any such replacement security) will be similarly adjusted upon any subsequent transaction analogous to a Fundamental Transaction.

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f)       Calculations. All calculations under this Section 3 shall be made to the nearest 1/100th of a cent or (subject to rounding as provided for in Section 2(c)(v)) a share, as the case may be.

g)       Notice to Holder.

i.  Adjustment to Exercise Price. Whenever the Exercise Price is adjusted pursuant to any provision of this Section 3, the Company shall promptly deliver to the Holder by post or email a notice setting forth the Exercise Price after such adjustment and any resulting adjustment to the number of Warrant Shares and setting forth a brief statement of the facts requiring such adjustment.

ii.  Notice to Allow Exercise by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the ordinary shares, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the ordinary shares, (C) the Company shall authorize the granting to all holders of the ordinary shares rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, or (D) the approval of any stockholders of the Company shall be required in connection with any reclassification of the ordinary shares, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company, or any compulsory share exchange whereby the ordinary shares are converted into other securities, cash or property, then, in each case, the Company shall cause to be delivered by post or email to the Holder at its last street or email address as it shall appear upon the Warrant Register of the Company at the time required by the ASX Listing Rules or Corporations Act or by a requirement of ASX or the Australian Securities and Investments Commission (“ASIC”), as applicable, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the ordinary shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the ordinary shares of record shall be entitled to exchange their ordinary shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange; provided that the failure to mail such notice or any defect therein or in the mailing thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the Commission pursuant to a Report on Form 6-K. The Holder shall remain entitled to exercise this Warrant during the period commencing on the date of such notice to the time required by the ASX Listing Rules or Corporations Act or by a requirement of ASX or ASIC, as applicable, except as may otherwise be expressly set forth herein.

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Section 4. Transfer of Warrant.

a)  Transferability. Subject to the transferee being a person to whom the Warrant can be transferred and by whom this Warrant can be exercised and to whom Warrant Shares issued in accordance with applicable law and without requiring the Company to lodge a prospectus or obtain any further shareholder approvals, this Warrant and all rights hereunder (including, without limitation, any registration rights) are transferable, in whole or in part, upon surrender of this Warrant at the principal office of the Company or its designated agent, together with a written assignment of this Warrant substantially in the form attached hereto duly executed by the Holder or its agent or attorney and funds sufficient to pay any stamp duty or transfer taxes payable upon the making of such transfer. Upon such surrender and such payment, the Company shall execute and deliver a new Warrant or Warrants in the name of the assignee or assignees, as applicable, and in the denomination or denominations specified in such instrument of assignment, and shall issue to the assignor a new Warrant evidencing the portion of this Warrant not so assigned, and this Warrant shall promptly be cancelled. Notwithstanding anything herein to the contrary, the Holder shall not be required to physically surrender this Warrant to the Company unless the Holder has assigned this Warrant in full, in which case, the Holder shall surrender this Warrant to the Company within five (5) Trading Days of the date the Holder delivers an assignment form to the Company assigning this Warrant full. The Warrant, if properly assigned in accordance herewith, may be exercised by a new holder for the purchase of Warrant Shares without having a new Warrant issued.

b)  New Warrants. This Warrant may be divided upon presentation hereof at the aforesaid office of the Company, together with a written notice specifying the names and denominations in which new Warrants are to be issued, signed by the Holder or its agent or attorney. Subject to compliance with Section 4(a), as to any transfer which may be involved in such division, the Company shall execute and deliver a new Warrant or Warrants in exchange for the Warrant or Warrants to be divided in accordance with such notice. All Warrants issued on transfers or exchanges shall be dated the initial issuance date of this Warrant and shall be identical with this Warrant except as to the number of Warrant Shares issuable pursuant thereto.

c)  Warrant Register. The Company shall register this Warrant, upon records to be maintained by the Company or its share registrar for that purpose (the “Warrant Register”), in the name of the record Holder hereof from time to time. The Company may deem and treat the registered Holder of this Warrant as the absolute owner hereof for the purpose of any exercise hereof or any distribution to the Holder, and for all other purposes, absent actual notice to the contrary.

Section 5. Miscellaneous.

a)  No Rights as Stockholder Until Exercise. This Warrant does not entitle the Holder to any voting rights, dividends or other rights as a stockholder of the Company prior to the exercise hereof and issue of Warrant Shares as set forth in Section 2(c)(i), except as expressly set forth in Section 3.

b)  Loss, Theft, Destruction or Mutilation of Warrant. The Company covenants that upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Warrant, and in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to it (which, in the case of the Warrant, shall not include the posting of any bond), and upon surrender and cancellation of such Warrant, if mutilated, the Company will make and deliver a new Warrant of like tenor and dated as of such cancellation, in lieu of such Warrant.

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c)       Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a Business Day, then, such action may be taken or such right may be exercised on the next succeeding Business Day.

d)       Authorized Shares. The Company covenants that all Warrant Shares will upon issue be duly authorized, validly issued, fully paid and nonassessable and free from all taxes, liens and charges created by the Company in respect of the issue thereof (other than taxes in respect of any transfer occurring contemporaneously with such issue or restrictions imposed by an Applicable Law). The Company further covenants that as at the initial date of issue of this Warrant it is in compliance with all material applicable laws (including, without limitation, the continuous disclosure provisions in the Corporations Act and the ASX Listing Rules) and it is not withholding any information from public disclosure in reliance on ASX Listing Rule 3.1A that has not been disclosed to the Holder in writing prior to the date of this Warrant. The Company further covenants that it will do all things required by ASX to maintain the admission of the Company to the official list of ASX (“listing”). The Company further covenants that approval by the Company’s shareholders has been obtained for the purposes of item 7 of section 611 of the Corporations Act and therefore is not required for the purposes of ASX Listing Rule 7.1 or (if applicable) ASX Listing Rule 10.11 and for all other purposes to allow the issue of Warrant Shares on exercise of the purchase rights represented by this Warrant provided that the exercise of the Warrant will not result in the Purchaser or its associates obtaining a relevant interest in voting shares in excess of that authorized by the aforesaid approval by the Company’s shareholders or as otherwise permitted by section 611 of the Corporations Act, without the need for any further approval(s) by the Company’s shareholders.

Except and to the extent as waived or consented to by the Holder, the Company shall not by any action, including, without limitation, amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Warrant, but will at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of Holder as set forth in this Warrant against impairment.

Before taking any action which would result in an adjustment in the number of Warrant Shares for which this Warrant is exercisable or in the Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary from any public regulatory body or bodies having jurisdiction thereof.

e)       Jurisdiction. All questions concerning the construction, validity, enforcement and interpretation of this Warrant shall be determined in accordance with the provisions of the Purchase Agreement.

f)       Restrictions. The Holder acknowledges that the Warrant Shares acquired upon the exercise of this Warrant, if not registered, will have restrictions upon resale imposed by state and federal securities laws. However, subject to any transferee being a person to whom the Warrant can be transferred as set out in Section 4(a), no restrictions under Chapter 6D of the Corporations Act shall apply to Warrant Shares on and from their issue.

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g)       Nonwaiver and Expenses. No course of dealing or any delay or failure to exercise any right hereunder on the part of Holder or the Company shall operate as a waiver of such right or otherwise prejudice the Holder’s or the Company’s respective rights, powers or remedies. Without limiting any other provision of this Warrant or the Purchase Agreement, if the Company willfully and knowingly fails to comply with any provision of this Warrant, which results in any material damages to the Holder, the Company shall pay to the Holder such amounts as shall be sufficient to cover any costs and expenses including, but not limited to, reasonable attorneys’ fees, including those of appellate proceedings, incurred by the Holder in collecting any amounts due pursuant hereto or in otherwise enforcing any of its rights, powers or remedies hereunder.

h)       Notices. Any notice, request or other document required or permitted to be given or delivered to the Holder by the Company shall be delivered in accordance with the notice provisions of the Purchase Agreement.

i)       Limitation of Liability. No provision hereof, in the absence of any affirmative action by the Holder to exercise this Warrant to purchase Warrant Shares, and no enumeration herein of the rights or privileges of the Holder, shall give rise to any liability of the Holder for the purchase price of any ordinary shares or as a stockholder of the Company, whether such liability is asserted by the Company or by creditors of the Company.

j)       Remedies. The Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Warrant. The Company agrees that monetary damages would not be adequate compensation for any loss incurred by reason of a breach by it of the provisions of this Warrant and hereby agrees to waive and not to assert the defense in any action for specific performance that a remedy at law would be adequate.

k)       Successors and Assigns. Subject to Section 4(a) and applicable securities laws, this Warrant and the rights and obligations evidenced hereby shall inure to the benefit of and be binding upon the successors and permitted assigns of the Company and the successors and permitted assigns of Holder. The provisions of this Warrant are intended to be for the benefit of any Holder from time to time of this Warrant and shall be enforceable by the Holder.

l)       Amendment. This Warrant may be modified or amended or the provisions hereof waived with the written consent of the Company and the Holder.

m)       Severability. Wherever possible, each provision of this Warrant shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Warrant shall be prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provisions or the remaining provisions of this Warrant.

n)       Headings. The headings used in this Warrant are for the convenience of reference only and shall not, for any purpose, be deemed a part of this Warrant.

********************

(Signature Page Follows)

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Annexure C

Form of Warrant

IN WITNESS WHEREOF, the Company and the Holder have each caused this Warrant to be executed by its officer thereunto duly authorized as of the date first above indicated.

PRANA BIOTECHNOLOGY LIMITED

By:
Name:
Title:

LIFE BIOSCIENCES LLC

By:
Name:
Title:

NOTICE OF EXERCISE

TO: Prana Biotechnology Limited

(1)  The undersigned hereby elects to purchase _______ Warrant Shares of the Company pursuant to the terms of the Warrant dated ______________________ 201__ (only if exercised in full: attached hereto) (the “Warrant”) ________, and tenders herewith (or has transferred in accordance with the terms of the Warrant) payment of the exercise price in full, together with all applicable transfer taxes, if any.

(2) Payment shall take the form of (check applicable box):

☐ in lawful money of Australia;

☐ the equivalent amount in lawful money of the United States so that the actual amount received by the Company is equal to the amount calculated by multiplying the Exercise Price (denominated in Australian currency) by the number of Warrant Shares which the Warrant is issued; or

☐ a wire transfer of cleared and available funds in accordance with Section 2(a) of the Warrant.

(3)  Please issue said Warrant Shares in the name of the undersigned or in such other name as is specified below:

[SIGNATURE OF HOLDER]

Name of Investing Entity:
Signature of Authorized Signatory of Investing Entity:
Name of Authorized Signatory:
Title of Authorized Signatory:
Date:

ASSIGNMENT FORM

(To assign the foregoing Warrant, execute this form and supply required information. Do not use this form to purchase shares.)

FOR VALUE RECEIVED, the foregoing Warrant and all rights evidenced thereby are hereby assigned to

Name:
(Please Print)
Address:
(Please Print)

The Holder warrants for the benefit of the Company that the above named assignee is a person to whom the Warrant can be transferred as set out in Section 4(a) of the Warrant.

Dated:________________ __, ______
Holder’s Signature:
Holder’s Address:

The above named assignee covenants for the benefit of the Company and the Holder that it will be bound by and observe the terms of the Warrant and warrants that it is a person to whom the Warrant can be transferred as set out in Section 4(a) of the Warrant. The assignee will provide written evidence of being so eligible upon request by the Company.

Dated:________________ __, ______
Assignee’s Signature:

ABN 37 080 699 065 MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030 Lodge your vote: Online: www.investorvote.com.au By Mail: Computershare Investor Services Pty Limited GPO Box 242 Melbourne Victoria 3001 Australia Alternatively you can fax your form to (within Australia) 1800 783 447 (outside Australia) +61 3 9473 2555 For Intermediary Online subscribers only (custodians) www.intermediaryonline.com For all enquiries call: (within Australia) 1300 850 505 (outside Australia) +61 3 9415 4000 Proxy Form XX Vote and view the Notice of General Meeting online Go to www.investorvote.com.au or scan the QR Code with your mobile device. Follow the instructions on the secure website to vote. Your access information that you will need to vote: Control Number: 999999 SRN/HIN: I9999999999 PIN: 99999 PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential. For your vote to be effective it must be received by 11:00am (Melbourne, Australia time) on Wednesday, 3 April 2019 How to Vote on Items of Business All your securities will be voted in accordance with your directions. Appointment of Proxy Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote or abstain as they choose (to the extent permitted by law). If you mark more than one box on an item your vote will be invalid on that item. Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%. Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf. A proxy need not be a securityholder of the Company. Signing Instructions for Postal Forms Individual: Where the holding is in one name, the securityholder must sign. Joint Holding: Where the holding is in more than one name, all of the securityholders should sign. Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable. Attending the Meeting Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate “Certificate of Appointment of Corporate Representative” prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the help tab, "Printable Forms". Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form. GO ONLINE TO VOTE, or turn over to complete the form Samples/000001/000001/i12

MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030 Change of address. If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with ‘X’) should advise your broker of any changes. I I ND Proxy Form Please mark to indicate your directions Appoint a Proxy to Vote on Your Behalf XX I/We being a member/s of Prana Biotechnology Limited hereby appoint the Chairman OR of the Meeting PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s). or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, and to the extent permitted by law, as the proxy sees fit) at the General Meeting of Prana Biotechnology Limited to be held at Level 3, 62 Lygon Street, Carlton, Victoria, 3053 on Friday, 5 April 2019 at 11:00am (Melbourne, Australia time) and at any adjournment or postponement of that meeting. Items of Business PLEASE NOTE: If you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority. Resolution 1 Approval of transaction with Life Biosciences LLC Resolution 2 Approval of the Company acquiring a relevant interest in its own shares Resolution 3 Election of Dr David Sinclair as a Director Resolution 4 Election of Mr Tristan Edwards as a Director Resolution 5 Change of name Resolution 6 Ratification of prior issue of shares Resolution 7 Approval of issue of shares and warrants Resolutions 1 to 4 are interdependent. If any of Resolutions 1 to 4 are not passed the rest of those Resolutions will be withdrawn and any of those Resolutions already passed by shareholders will not be acted upon by the Company. Resolutions 1 to 4 are not conditional upon Resolutions 5, 6 or 7 being passed by shareholders. Resolution 5 will be withdrawn if any of Resolutions 1 to 4 are not passed by shareholders. Resolutions 6 and 7 still will be put to shareholders. The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business. In exceptional circumstances, the Chairman of the Meeting may change his/her voting intention on any resolution, in which case an ASX announcement will be made. Signature of Securityholder(s) This section must be completed. Individual or Securityholder 1 Securityholder 2 Securityholder 3 Sole Director and Sole Company Secretary Director Director/Company Secretary Contact Name Contact Daytime Telephone Date P B T 9 9 9 9 9 9 A